SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                            FORM 10
            GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR 12(g) OF
                THE SECURITIES EXCHANGE ACT OF 1934

                    THREE RIVERS BANCORP, INC.
       (Exact name of registrant as specified in its charter)


         Pennsylvania                       [Applied For]
(State or other jurisdiction of         (I.R.S. Employer
    Incorporation or Organization)        Identification Number)

2681 Moss Side Boulevard, Monroeville, Pennsylvania    15146
      (Address of Principal Executive Office)         (Zip Code)

Registrant's telephone number, including area code(814)533-5300

Securities to be registered pursuant to Section 12(b)of the Act:

     Title of Each Class      Name of Each Exchange on Which
     to be so Registered      Each Class is to be Registered

      None                              None

Securities to be registered pursuant to Section 12(g)of the Act:

                    Common Stock, $0.01 par value
                          (Title of Class)



                         EXPLANATORY NOTE

     This Form 10 Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Distribution (as hereinafter defined) and the related transactions contemplated to occur prior to or contemporaneously with the Distribution will be consummated as contemplated by the Information Statement which is a part of this Registration Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

                          CROSS REFERENCE

                     THREE RIVERS BANCORP, INC.

             INFORMATION INCLUDED IN INFORMATION STATEMENT
                AND INCORPORATED IN FORM 10 BY REFERENCE

         CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                       AND ITEMS OF FORM 10

Item 1.  Business

     The information required by this item is contained under the sections entitled "Introduction," "Business," "Selected Five Year Consolidated Financial Data of Three Rivers Bank," "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Consolidated Financial Statements" (including the notes thereto) in the Information Statement dated __________ ____, 2000 attached hereto as Annex A (the "Information Statement") and such sections are incorporated herein by reference.



Item 2.  Financial Information

     The information required by this item is contained under the sections entitled "Selected Five Year Consolidated Financial Data of Three Rivers Bank," "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and "Consolidated Financial Statements" (including the notes thereto) in the Information Statement and such sections are incorporated herein by reference.

Item 3.  Properties

     The information required by this item is contained under the section entitled "Business--Properties" in the Information
Statement and such section is incorporated herein by reference.

Item 4.   Security Ownership of Certain Beneficial Owners and
Management

     The information required by this item is contained under the sections entitled "Management of Three Rivers Bancorp--Board Compensation and Benefits" and "--Stock Ownership of Executive Officers and Directors," "New Stock-Based and Incentive Plans of Three Rivers" and "USBANCORP Stock Option Conversion" in the Information Statement and such sections are incorporated herein by reference.

Item 5.  Directors and Executive Officers

     The information required by this item is contained under the sections entitled "Management of Three Rivers Bancorp--
Directors" and "--Executive Officers" in the Information
Statement and such sections are incorporated herein by reference.

Item 6.  Executive Compensation

     The information required by this item is contained under the sections entitled "Management of Three Rivers Bancorp--Board Compensation and Benefits," "Executive Compensation," "New Stock-Based and Incentive Plans of Three Rivers" and "USBANCORP Stock Option Conversion" in the Information Statement and such sections are incorporated herein by reference.

Item 7.  Certain Relationships and Related Transactions

     The information required by this item is contained under the sections entitled "The Distribution--Results of the Distribution," and "--Relationship between USBANCORP and Three
Rivers Bancorp after the Distribution" in the Information
Statement and such sections are incorporated herein by reference.

Item 8.  Legal Proceedings

     The information required by this item is contained under the section entitled "Business--Legal Proceedings" in the Information Statement and such section is incorporated herein by reference.

Item 9.  Market Price of and Dividends on the Registrant's
Common Equity and Related Stockholder Matters

     The information required by this item is contained under the sections entitled "Management of Three Rivers Bancorp-Stock Ownership of Executive Officers and Directors" and "Description of Three Rivers Bancorp Capital Stock" in the Information Statement and such sections are incorporated herein by reference.

Item 10.  Recent Sales of Unregistered Securities

     In January 2000, as part of its original incorporation, Three Rivers Bancorp intends to issue 100 shares of its Common Stock, for a total consideration of $1.00, to USBANCORP, Inc., which is and will be Three Rivers Bancorp's sole shareholder until the Distribution (as defined and described in the section of the Information Statement entitled "The Distribution," which section is incorporated herein by reference) is completed. Subsequent to the Distribution, USBANCORP will hold no equity interest in Three Rivers Bancorp. However, immediately after the Distribution, shares of Three Rivers Bancorp common stock will be owned by USBANCORP, Inc.'s and U.S. Bank's pension plan, profit sharing plan and 401(k) plan on behalf of their employees.

Item 11.  Description of Registrant's Securities to be
Registered

     The information required by this item is contained under the section entitled "Description of Three Rivers Bancorp Capital Stock" in the Information Statement and such section is incorporated herein by reference. Reference is also made to the Amended and Restated Articles of Incorporation and Bylaws of Three Rivers Bancorp, Inc., which are set forth as Exhibits 3.1 and 3.2 hereto.

Item 12.  Indemnification of Directors and Officers

     The information required by this item is contained under the section entitled "Indemnification of Directors" in the Information Statement and such section is incorporated herein by reference.

Item 13.  Financial Statements and Supplementary Data

     The information required by this item is contained under the section entitled "Consolidated Financial Statements"
(including the notes thereto) on pages F-1 through F-43 of the Information Statement and such section is incorporated herein by reference.

Item 14.  Changes in and Disagreements with Accountants on
Accounting and Financial Disclosure.

     Not Applicable.

Item 15.  Financial Statements and Exhibits

     (a) Financial Statements. The information required by this item is contained in the "Index to Financial Statements" on Page F-1 of the Information Statement and such information is incorporated herein by reference.

     (b) Exhibits. The following exhibits are being filed as a part of this Registration Statement:

     (3.1)  Amended and Restated Articles of Incorporation of
Three Rivers Bancorp, Inc. *

     (3.2)  Amended and Restated Bylaws of Three Rivers Bancorp,
Inc. *

     (10.1)  Form of Corporate Separation and Reorganization
Agreement *

     (10.2)  Form of Tax Separation Agreement *

     (10.3)  Form of Services Agreement *

     (10.4)  Form of Change in Control Agreement between Three
Rivers Bancorp, Inc. and Terry K. Dunkle *

     (10.5)  Form of Change in Control Agreement between Three
Rivers Bancorp, Inc. and W. Harrison Vail *

     (10.6)  Three Rivers Bancorp, Inc. Long-Term Incentive
Plan *

     (10.7)  Three Rivers Bancorp, Inc. Executive Incentive
Compensation Plan *

     (21.1)  Subsidiaries of Three Rivers Bancorp, Inc.

     (27.1)  Financial Data Schedule for the Year Ended
December 31, 1998 and the Nine Months Ended September 30, 1999 *



Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              THREE RIVERS BANCORP, INC.

                              By /s/ Terry K. Dunkle
                                 Terry K. Dunkle,
                                 Chairman of the Board and Chief
                                 Executive Officer

                                 Date:  January 11, 2000



                                                        ANNEX A

Dear Fellow Shareholder:

     In July 1999, we announced our intent to spin off our Three Rivers Bank subsidiary to our shareholders. This decision was reached by your Board of Directors and Management team after exploring a wide range of strategic options to position USBANCORP for future profitable growth in the financial services industry. We continue to believe that the separation of the banking subsidiaries into two totally distinct companies has the potential to generate the greatest near and long term value in their businesses by allowing each bank to focus on its core strengths and pursue different future strategic directions.

     Accordingly, this letter and the accompanying Information Statement are being sent to you to inform you that your Board of Directors has approved a plan for such spin off, under which you will become the owner of one share of common stock of Three Rivers Bancorp, Inc. for every two shares of USBANCORP stock that you owned on ____________, 2000. Three Rivers Bancorp is a newly formed holding company that will own all of the outstanding stock of Three Rivers Bank. This distribution to you of Three Rivers Bancorp common stock will not change the number of shares of USBANCORP common stock you hold.

     As discussed in more detail in the Information Statement, we are making this distribution to you for several reasons. First, after the spin-off Three Rivers Bancorp will be positioned to raise capital in a more cost effective manner so that it can more meaningfully participate in the consolidation of the banking industry. Second, the spin off will allow USBANCORP and Three Rivers Bancorp to better focus on the businesses of their respective bank subsidiaries. U.S. Bank and Three Rivers Bank each serve different geographic markets and have unique strengths to capitalize on to achieve future growth. We believe the spin off will enable both of these banks to profitably grow by pursuing their own well defined business strategies.

     On April __, 2000, Three Rivers Bancorp, Inc. will become a separate publicly held company listed on the Nasdaq National Market under the symbol TRBC. It will be a $1 billion bank holding company headquartered in Monroeville, Pennsylvania having 24 branches located in the Pennsylvania counties of Allegheny, Washington and Westmoreland. Its subsidiaries will be Three Rivers Bank, TRB Financial Services Corporation and Community First Capital Corp.

     After the spin off, USBANCORP will be a $1.4 billion bank holding company headquartered in Johnstown, Pennsylvania, with 22 branches conducting business in the Pennsylvania counties of Cambria, Somerset, Westmoreland, Centre and Clearfield. Its subsidiaries will include U.S. Bank, USBANCORP Trust and Financial Services Company and Standard Mortgage Corporation of Georgia.

     I encourage you to read the attached Information Statement carefully as it provides more details on Three Rivers Bancorp and the spin off. This transaction presents exciting opportunities for both companies and their shareholders. Both USBANCORP and Three Rivers Bancorp will be in a strong position to grow and prosper in the new millennium's changing landscape for financial services companies. I thank you for your past support of USBANCORP and would encourage you to continue to support USBANCORP and the new Three Rivers Bancorp as we move forward.

                               Best regards,


                               Terry K. Dunkle
                               Chairman and Chief Executive
                               Officer



         SUBJECT TO COMPLETION DATED MARCH _____, 2000

                            [LOGO]

                      INFORMATION STATEMENT

                    THREE RIVERS BANCORP, INC.
                           Common Stock
                         ($.01 par value)

     USBANCORP, INC. is furnishing this Information Statement to you, as a holder of record of USBANCORP common stock at the close of business on __________________, 2000 (the "Record Date"). This Information Statement describes the distribution of one share of common stock, $.01 par value, of Three Rivers Bancorp, Inc. for every two shares of USBANCORP common stock held of record as of that date (the "Distribution"). See "The Distribution -- Manner of Effecting the Distribution."

     We currently own all of the capital stock of Three Rivers Bancorp. As a result of transactions entered into in connection with the Distribution, as of 11:59:59 E.D.T. on __________________, 2000 (the "Distribution Date"), Three Rivers Bancorp will own all of the outstanding capital stock of Three Rivers Bank and Trust Company.

     We will make the Distribution on the Distribution Date. You will not have to pay anything for the shares of Three Rivers Bancorp Common Stock that we distribute to you. There is no public market for Three Rivers Bancorp Common Stock, although we expect that a "when-issued" trading market will develop on or after the Record Date. We have applied to list Three Rivers Bancorp Common Stock on the Nasdaq National Market under the symbol "TRBC".

     We do not need a vote of shareholders in order to make this Distribution. We are not asking you for a proxy, and you are requested not to send us a proxy.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

     The date of this Information Statement is ________________, 2000.



                        TABLE OF CONTENTS

                         [INSERT TO COME]



                      INFORMATION STATEMENT

     This Information Statement is being furnished solely to provide information to shareholders of USBANCORP who will receive shares of Three Rivers Bancorp Common Stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of USBANCORP or Three Rivers Bancorp. The information contained in this Information Statement is believed to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither USBANCORP nor Three Rivers Bancorp will update the information except in the normal course of their respective public disclosures.

                    FORWARD-LOOKING STATEMENTS

     This Information Statement contains various forward-looking statements and includes assumptions concerning Three Rivers' beliefs, plans, objectives, goals, expectations, anticipations estimates, intentions, operations, future results, and prospects, including statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions. These forward-looking statements are based upon current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Three Rivers provides the following cautionary statement identifying important factors (some of which are beyond Three Rivers' control) which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

     Such factors include the following: (i) risk resulting from the Distribution and the operation of Three Rivers Bank as a separate independent company, (ii) the effect of changing regional and national economic conditions; (iii) the effects of trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (iv) significant changes in interest rates and prepayment speeds; (v) inflation, stock and bond market, and monetary fluctuations; (vi) credit risks of commercial, real estate, consumer, and other lending activities; (vii) changes in federal and state banking and financial services laws and regulations; (viii) the presence in Three Rivers' market area of competitors with greater financial resources than Three Rivers;
(ix) the timely development of competitive new products and services by Three Rivers Bank and the acceptance of those products and services by customers and regulators (when required); (x) the willingness of customers to substitute competitors' products and services for those of Three Rivers Bank and vice versa; (xi) changes in consumer spending and savings habits; (xii) unanticipated regulatory or judicial proceedings; and (xiii) other external developments which could materially impact Three Rivers Bank's operational and financial performance.

     The foregoing list of important factors is not exclusive, and neither such list nor any forward-looking statement takes into account the impact that any future acquisition may have on Three Rivers and on any such forward-looking statement. We do not undertake to update any forward-looking statement, whether written or oral, that we may make from time to time.



                             SUMMARY

     This summary is qualified by the more detailed information set forth elsewhere in this Information Statement, which should be read in its entirety.

Distributing Company.........   USBANCORP, Inc.

Three Rivers Bancorp, Inc....   Three Rivers Bancorp, Inc., has
                                received permission to become a
                                bank holding company for Three
                                Rivers Bank.  Three Rivers
                                Bancorp and Three Rivers Bank
                                are headquartered in
                                Monroeville, Pennsylvania.  At
                                September 30, 1999, Three Rivers
                                Bank had $1.05 billion in
                                assets, $548.9 million in
                                deposits, $469.0 million in
                                loans and $50.3 million in
                                shareholders' equity (excluding
                                net assets of discontinued
                                mortgage banking operations).

What USBANCORP will
  distribute to you..........   You will receive one share of
                                Three Rivers Bancorp Common
                                Stock for every two shares of
                                USBANCORP common stock you own.
                                See "The Distribution -- Manner
                                of Effecting the Distribution."
                                Fractional shares, other than
                                those held by participants in
                                certain USBANCORP plans, will be
                                aggregated into whole shares of
                                Three Rivers common stock and
                                sold on the open market by the
                                Distribution Agent, with the
                                proceeds distributed to holders
                                who would otherwise be entitled
                                to receive fractional shares.
                                See "The Distribution -- Manner
                                of Effecting the Distribution."
                                You will not need to pay for the
                                shares of Three Rivers Bancorp
                                Common Stock you receive, nor
                                will you be required to
                                surrender or exchange USBANCORP
                                common stock in order to receive
                                Three Rivers Bancorp Common
                                Stock.

The Number of Shares We
  Will Distribute............   We will distribute to our
                                shareholders approximately
                                6.7 million shares of Three
                                Rivers Bancorp Common Stock,
                                based on the number of shares of
                                USBANCORP common stock
                                outstanding as of
                                __________________, 2000.
                                USBANCORP will retain no
                                ownership in Three Rivers.
                                However, immediately after
                                the Distribution Date, shares
                                of Three Rivers Bancorp Common
                                Stock will be owned by the
                                Pension Plan, Profit Sharing
                                Plan and 401(k) Plan of
                                USBANCORP and U.S. Bank.

What Conditions Must be
  Satisfied Before We Make
  the Distribution...........   We will not make the
                                Distribution unless:

                                  -  we receive a favorable
                                     ruling from the Internal
                                     Revenue Service that the
                                     Distribution is tax free to
                                     us and to you,

                                  -  we receive Federal Reserve
                                     Board and Pennsylvania
                                     Department of Banking
                                     approvals,

                                  -  the Three Rivers Bancorp
                                     Common Stock is approved
                                     for listing on the Nasdaq
                                     National Market, and

                                  -  our Board of Directors
                                     approves the final terms
                                     of the Distribution,
                                     including, without
                                     limitation, the formal
                                     declaration of a dividend
                                     to our shareholders and
                                     other specific actions
                                     necessary to the
                                     Distribution.

                                We may amend, modify or abandon
                                the Distribution at any time
                                prior to the Distribution Date.

Trading Market and Symbol....   There is currently no public
                                market for Three Rivers Bancorp
                                Common Stock.  Three Rivers
                                Bancorp has applied to list
                                its Common Stock on the Nasdaq
                                National Market under the symbol
                                "TRBC."  We expect that Three
                                Rivers Bancorp Common Stock will
                                be approved for listing on the
                                Nasdaq National Market and that
                                trading will commence on a
                                "when-issued" basis on or after
                                the Record Date.

Record Date..................   __________________, 2000.

Distribution Agent...........   BankBoston, N.A.

Distribution Date............   __________________, 2000.  We
                                will transfer shares of Three
                                Rivers Bancorp Common Stock to
                                the Distribution Agent for the
                                benefit of the record holders of
                                our common stock at the close of
                                business on the record date.

Tax Consequences.............   We have applied for a ruling
                                from the Internal Revenue
                                Service that the Distribution
                                will be tax free to us and to
                                you, our shareholders, for U.S.
                                Federal income tax purposes.
                                Receipt of this ruling is a
                                condition to the Distribution.
                                See "The Distribution - U.S.
                                Federal Income Tax Consequences
                                of the Distribution" for a more
                                detailed description of the
                                Federal income tax consequences
                                of the Distribution.

Why USBANCORP is Making the
  Distribution...............   USBANCORP's management and Board
                                of Directors have concluded that
                                the Distribution is in the best
                                interests of USBANCORP and its
                                shareholders.  They believe that
                                the Distribution will:  (i)
                                enhance the ability of Three
                                Rivers Bank to raise equity
                                capital on a substantially more
                                cost effective basis and to
                                facilitate potential
                                acquisitions, (ii) improve the
                                ability of both Three Rivers
                                Bank and U.S. Bank, USBANCORP's
                                other bank subsidiary, to focus
                                on their respective banking
                                businesses, which differ with
                                respect to both union
                                representation of employees
                                (certain of U.S. Bank's
                                employees are represented by a
                                labor union) and geographic
                                market area, and
                                (iii) permit U.S. Bank to
                                negotiate with its union with
                                respect to the possible
                                implementation of an employee
                                stock ownership plan.

Relationship between USBANCORP
  and Three Rivers after the
  Distribution  .............   After the Distribution,
                                USBANCORP will have no ownership
                                interest in Three Rivers
                                Bancorp or Three Rivers Bank,
                                and Three Rivers Bancorp will be
                                an independent, publicly-held
                                company owning all of the
                                outstanding capital stock of
                                Three Rivers Bank.  However,
                                immediately after the
                                Distribution Date, approximately
                                ____ shares of Three Rivers
                                Bancorp Common Stock (__% of
                                the estimated total outstanding
                                shares) will be owned by the
                                Pension Plan, Profit Sharing
                                Plan and 401(k) Plan of
                                USBANCORP and U.S. Bank.  Three
                                Rivers Bancorp, USBANCORP and
                                their banking subsidiaries will
                                enter into agreements governing
                                their relationship after the
                                Distribution.  The agreements
                                will provide for each party to
                                make identified services,
                                records and personnel available
                                to the other.  They will also
                                provide for allocation of
                                assets, liabilities and
                                responsibilities between them
                                with respect to employee
                                benefits and compensation and
                                for allocation of tax
                                liabilities between them for
                                periods prior to and after the
                                Distribution.

Spin-Off of Standard Mortgage
  Corporation of Georgia to
  USBANCORP                     Standard Mortgage Corporation of
                                Georgia ("SMC") is currently a
                                wholly owned subsidiary of Three
                                Rivers Bank engaged in the
                                mortgage banking business.
                                Prior to the Distribution, Three
                                Rivers Bank will distribute all
                                of the outstanding shares of the
                                capital stock of SMC to
                                USBANCORP, so that SMC will be a
                                wholly owned subsidiary of
                                USBANCORP.  At and for the nine
                                months ended September 30, 1999,
                                SMC had total assets of
                                $51.5 million, total liabilities
                                of $40.9 million, shareholders'
                                equity of $10.7 million and
                                year-to-date net income of
                                $200,000.

Three Rivers Dividend
  Policy.....................   The payment and the amount of
                                cash dividends by Three Rivers
                                Bancorp after the Distribution
                                will be subject to the
                                discretion of its Board of
                                Directors.  Dividend decisions
                                will be based on a number of
                                factors including Three Rivers
                                Bank's operating results and
                                financial requirements on a
                                stand-alone basis as well as
                                legal restrictions.  See
                                "Description of Three Rivers
                                Bancorp Capital Stock -
                                Dividends."

Principal Office of Three
  Rivers.....................   The executive offices of Three
                                Rivers Bancorp will be located
                                at 2681 Moss Side Boulevard,
                                Monroeville, Pennsylvania  15146


               SHAREHOLDERS WITH QUESTIONS MAY CALL:

     For questions relating to the Distribution and delivery of Three Rivers Bancorp Common Stock certificates, call BankBoston,
N.A. at:

                         (   )   -

     For other questions, call USBANCORP's Manager, Shareholder
Relations at:

                         (814) 533-5310

     No person is authorized by USBANCORP or Three Rivers
Bancorp to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized.

                           INTRODUCTION

     Three Rivers Bank, is currently a wholly owned subsidiary of USBANCORP. After careful review and analysis, the Board of Directors of USBANCORP has concluded that the Distribution is in the best interests of USBANCORP and its shareholders. The Board of Directors believes that the Distribution will:

          (i)   enhance the ability of Three Rivers
                Bank to raise equity capital on a
                substantially more cost effective basis
                and to facilitate potential acquisitions;

          (ii)  improve the ability of both Three Rivers
                Bank and U.S. Bank, USBANCORP's other
                bank subsidiary, to focus on
                their respective banking businesses, which differ with respect to both union representation of employees (certain of
                U.S. Bank's employees are represented by a labor union) and geographic market area;
                and

          (iii) permit U.S. Bank to negotiate with its union with respect to the possible implementation of an employee stock ownership plan.

     To effect the Distribution, USBANCORP will:

         - cause Three Rivers Bank to distribute
           to USBANCORP all of the outstanding capital stock of Standard Mortgage Corporation of Georgia, a wholly owned subsidiary of Three
           Rivers Bank;

         - form Three Rivers Bancorp, Inc. as a
           USBANCORP subsidiary for the purpose of
           serving as the holding company for Three
           Rivers Bank;

         - contribute all the outstanding capital stock of Three Rivers Bank to Three Rivers Bancorp;
           and

         - distribute all the outstanding Common Stock of Three Rivers Bancorp to USBANCORP's shareholders.

     After the Distribution, Three Rivers Bancorp will be a regional bank holding company headquartered in Monroeville, Pennsylvania, having 24 branches located in the Pennsylvania counties of Allegheny, Washington and Westmoreland. On a pro forma basis, assuming that the Distribution was completed as of September 30, 1999, Three Rivers Bancorp had total assets, loans and deposits of $1.05 billion, $469.0 million and $548.9 million. Three Rivers Bancorp's pro forma net income for the nine months ended September 30, 1999, was $7.2 million, and its return on average total equity was 16.8%. See "Business of Three Rivers."

                         THE DISTRIBUTION

Reasons for the Distribution

     USBANCORP's management has proposed the Distribution to:

          (i) enhance the ability of Three Rivers Bank to raise equity capital on a substantially more cost effective basis and to facilitate potential acquisitions;

          (ii) improve the ability of both Three Rivers Bank and U.S. Bank to focus on their respective banking businesses; and

         (iii) permit U.S. Bank to negotiate with its labor union with respect to the possible implementation of an employee stock ownership plan.

     Each of these reasons for the Distribution stems primarily from the incompatibility of U.S. Bank and Three Rivers Bank. This incompatibility is due largely to the fact that U.S. Bank's non-management personnel are represented by the United Steelworkers Union and are covered by a collective bargaining agreement, while Three Rivers Bank employees are not covered by a union agreement. Banking in the United States is generally a non-unionized industry. We estimate that there are fewer than 20 unionized banks out of the 7,000 banking institutions in the United States. We believe that the presence of a union at U.S. Bank prevents Three Rivers Bank and U.S. Bank from pursuing separate strategies and achieving objectives appropriate to their specific situations.

     We believe, based on discussions with our investment bankers, that the union presence creates market perceptions that have resulted in a discount in USBANCORP's stock price compared to the stock price of its peers. This discount in USBANCORP's stock price is, in effect, an elimination of the "acquisition premium" that is inherent in the stock price of most financial institutions. The "acquisition premium" is a significant component of the fair market value of most financial institutions that relates to their potential to be acquired. It exists even if there is no intention on the part of management to sell the institution. The acquisition premium is caused by the virtually universal expectation that the banking industry will continue to consolidate.

     We believe, based on discussions with our investment bankers, that USBANCORP's stock price contains little or no acquisition premium. The financial markets do not perceive USBANCORP as a potential acquisition target because investors believe that potential acquirers fear the risks associated with a banking entity that has a unionized workforce. In turn, because of the lack of acquisition premium, USBANCORP is not viewed as a potential acquirer because its stock is less attractive to potential sellers. Potential targets typically desire to be acquired by institutions that are themselves perceived favorably as potential targets, so that their shareholders (a) can remain invested in banking in a more efficient and competitive institution, and (b) have an opportunity to receive a second acquisition premium in a subsequent sale. In addition, potential targets also fear the spread of union representation to the target's workforce.

    With respect to the first business purpose, management of Three Rivers Bank would like to take part in the consolidation of the banking industry by acquiring other banks. Accordingly, management would like to position Three Rivers Bank so that it can raise capital through a Three Rivers Bancorp stock offering and make acquisitions with the proceeds of such an offering, or use its stock as acquisition capital.

     We believe, based on discussions with our investment bankers, that the Distribution should enhance Three Rivers' ability to expand through acquisitions. First, Three Rivers Bancorp and its subsidiaries will not be parties to any collective bargaining agreements with unions and, therefore, any target bank's concerns regarding union affiliation will be eliminated. Secondly, as a nonunion affiliated group, the price/earnings ratio of Three Rivers Bancorp's stock should ultimately be more closely aligned with peer ratios, although no assurance can be given that it will do so. If such market valuation occurs, the value of Three Rivers Bancorp Common Stock, as acquisition currency, would be more competitive with its peers. As a result, Three Rivers Bancorp would be better able to pursue its strategy of being an acquirer of target banks or other financial service companies.

     Even if Three Rivers Bancorp is unable to expand through acquisitions, management believes that the Distribution will allow Three Rivers Bancorp to raise capital through a public offering at a per share price that is more consistent with the stock price of its peers. This additional capital would also alleviate the potential for regulatory constraints on Three Rivers Bank's ability to make certain types of loans and loans within certain industries. The strong loan demand from customers, coupled with the stock repurchases that USBANCORP management has been required to implement in order to remain competitive, have caused certain of Three Rivers Bank's loan concentrations, when tested by regulators as a percentage of equity, to approach certain regulatory limitations.

     For the foregoing reasons, our investment bankers have advised us that Three Rivers Bank be separated from USBANCORP through a spin off so that Three Rivers Bank (through Three Rivers Bancorp) will be better situated to participate in the consolidation of the banking industry and to raise capital.

     The second business purpose for the Distribution, which is related to the first purpose, is to remedy the lack of fit and focus between Three Rivers Bank and U.S. Bank. A separation of these banks would allow each bank to pursue separate strategies that are necessary to enhance each bank's performance and to allow each bank to remain competitive by eliminating the systemic management, operational and financing issues that have arisen out of the fact that one bank is unionized while the other is not. Most notably, U.S. Bank has not been able to aggressively grow or directly promote its union connection because USBANCORP has been reluctant to allocate additional capital to U.S. Bank for such purposes.

     The Distribution will allow U.S. Bank to aggressively pursue its own business strategies including, among other things, marketing itself as a union institution. This strategy will allow U.S. Bank to capitalize on its good relationship with the United Steelworkers of America, which represents about 65% of U.S. Bank's total work force. In 1998, U.S. Bank received the Pennsylvania Governor's Award for outstanding labor-management cooperation. In October 1999, a four-year collective bargaining agreement was signed, which was approved by over 90% of the union's voting members. Management believes that this contract will, among other things, allow it to expand customer convenience by providing non-traditional hours of service, and to facilitate certain of its post-Distribution strategies described below.

     Management does not believe that, after the Distribution, USBANCORP will be an acquisition target or likely acquiror of other banks. Rather, it anticipates internal growth for the institution achieved through the successful implementation of its business plan, which includes a plan to market the union as a strength.

     After the Distribution, U.S. Bank intends to, among other things:

     - commit the capital resources necessary to expand its presence into the demographically attractive Centre
        County, Pennsylvania market,

     - actively advertise its union affiliation, including placing the United Steelworkers logo on selected print and electronic media advertising, and aggressively market its services to unions and union members in the western Pennsylvania market,

     - include union representation on its board of directors,

     -  more aggressively seek to attract union
        business in its trust department, including the management of Taft-Hartley funds and other union pension and health and welfare funds, and

     -  seek to attract union investment in USBANCORP stock.

     By focusing its business plan on U.S. Bank's strengths and opportunities, management of USBANCORP believes it will be able to significantly grow its earnings stream to a level that, coupled with its capital management strategies, will allow USBANCORP to be an attractive investment for its shareholders.

     As further evidence of the lack of fit and focus between the two banks, U.S. Bank is in a demographically older, slower growth market, while Three Rivers Bank is in a younger, stronger growth market. U.S. Bank enjoys a dominant market share in its slow growth market, whereas Three Rivers Bank has only a small share of the market it serves. The different characteristics of each bank have resulted in the evolution of two distinct business strategies. Three Rivers Bank believes that it should focus on its core commercial banking competence and not attempt to be "all things to all people." In seeking new commercial banking customers, Three Rivers Bank will aggressively pursue an increased share of the greater Pittsburgh market. By contrast, U.S. Bank believes that it must have a full menu of banking and investment products, including trust services, to offer its older customer base. As a result, U.S. Bank's corporate strategy is to develop its full menu of services and cross market as many services as possible to a relatively stable customer base.

     Finally, the Distribution would allow USBANCORP and U.S. Bank to position themselves to negotiate and organize an employee stock ownership plan (an "ESOP") for the benefit of employees of the USBANCORP affiliated group. In order to assist U.S. Bank in its negotiations with the union, U.S. Bank has desired for some time to offer an employee stock ownership plan ("ESOP") to its employees. However, because of the requirements of the Employee Retirement Income Security Act (ERISA), USBANCORP is unable to initiate an ESOP at U.S. Bank unless employees of Three Rivers Bank are also eligible to participate. The separation of Three Rivers Bank and U.S. Bank will enable U.S. Bank to offer the creation of an ESOP to the union in exchange for modifications in other benefit plans. Any implementation of the ESOP would be contingent on an agreement being reached between U.S. Bank and the union with respect to the terms of the ESOP.

     Accordingly, USBANCORP has concluded that the long-term interests of both businesses are best served through the creation of two separate, independent corporations which can each focus on pursuing its own defined business strategies.

Manner of Effecting the Distribution

     On or before the Distribution Date, USBANCORP will transfer to BankBoston, N.A., as Distribution Agent for the benefit of holders of record of USBANCORP Common Stock at the close of business on __________________, 2000 (the "Record Date"), all
shares of Three Rivers Bancorp Common Stock then owned by USBANCORP.

     The Distribution will be made to holders of record of USBANCORP Common Stock at the close of business on the Record Date, without any consideration being paid by such holders, on the basis of one share of Three Rivers Bancorp Common Stock for every two shares of USBANCORP Common Stock held on the Record Date. Three Rivers will participate in the Direct Registration System to effect the Distribution, and shares of Three Rivers Bancorp Common Stock will be distributed to USBANCORP shareholders in book-entry form. Commencing on or about the Distribution Date, the Distribution Agent will begin mailing account statements reflecting ownership of shares of Three Rivers Bancorp Common Stock to holders of record of USBANCORP Common Stock. Any Three Rivers shareholders that would like to receive a certificate representing their shares may contact the Distribution Agent. The shares of Three Rivers Bancorp Common Stock will be fully paid and nonassessable and holders will not be entitled to preemptive rights. See "Description of Three Rivers Capital Stock -- Three Rivers Bancorp Common Stock."

     No fractional shares will be distributed as part of the Distribution, other than fractional shares that will be credited to the accounts of participants in certain USBANCORP plans as described below. The Distribution Agent will aggregate fractional shares, other than those held by participants in such plans, into whole shares of Three Rivers Bancorp Common Stock and sell them on the open market at prevailing prices on behalf of holders who would otherwise be entitled to receive such fractional share interests. Any such persons entitled to receive at least $0.01 will receive a cash payment for their portion of the total sale proceeds. Any persons entitled to receive less than $0.01 will have their fractional shares canceled.

     Distribution of Three Rivers Bancorp Common Stock with respect to USBANCORP Common Stock held in the USBANCORP and U.S. Bank Pension Plan, Profit Sharing Plan, and 401(k) Plan, and the USBANCORP Dividend Reinvestment Plan will be credited to participants' accounts. Fractional shares will be credited with respect to each of these plans other than the USBANCORP Dividend Reinvestment Plan. Fractional shares with respect to the USBANCORP Dividend Reinvestment Plan will be cashed out. The Distribution Agent will aggregate fractional shares held by participants in the Dividend Reinvestment Plan into whole shares of Three Rivers Bancorp Common Stock and sell them on the open market at prevailing prices on behalf of participants who would otherwise be entitled to receive such fractional share interests. The Dividend Reinvestment Plan accounts of participants entitled to receive at least $0.01 will receive a cash payment for their portion of the total sale proceeds. Any accounts entitled to receive less than $0.01 will have their fractional shares canceled.

     The Distribution is subject to a number of conditions including:

          (i)  receipt of a favorable ruling of the Internal
Revenue Service that the Distribution will be tax-free to USBANCORP and its shareholders;

         (ii)  receipt of Federal Reserve Board and Pennsylvania
Department of Banking regulatory approvals;

        (iii) the Three Rivers Bancorp Common Stock being approved for listing on the Nasdaq National Market; and

         (iv) approval by USBANCORP's Board of Directors of the final terms of the Distribution, including, without limitation, the formal declaration of a dividend to USBANCORP's shareholders and other specific actions necessary to the Distribution.

    The USBANCORP Board of Directors may amend, modify or abandon the Distribution at any time prior to the Distribution
Date.

Results of the Distribution

     Subsequent to the Distribution, which will be effective at 11:59:59 p.m. E.D.T. on the Distribution Date, Three Rivers Bancorp, together with Three Rivers Bank and its subsidiaries, will operate as an independent banking company, principally in the Pennsylvania Counties of Allegheny, Washington and Westmoreland. USBANCORP, together with its subsidiaries U.S. Bank, Standard Mortgage Corporation of Georgia, USBANCORP Trust and Financial Services Company, United Bancorp Life Insurance Company, USNB Financial Services Corporation, UBAN Associates, Inc. and UBAN Mortgage Company, will continue to conduct business principally in the Pennsylvania Counties of Cambria, Somerset, Westmoreland and Centre.

Relationship between USBANCORP and Three Rivers Bancorp after the Distribution

     After the Distribution, USBANCORP will have no ownership interest in Three Rivers Bancorp or Three Rivers Bank, and Three Rivers Bancorp will be an independent, publicly-owned company. However, immediately after the Distribution Date, approximately ___ shares of Three Rivers Bancorp Common Stock (___% of the estimated total outstanding shares) will be owned by USBANCORP's and U.S. Bank's Pension Plan, Profit Sharing Plan and 401(k) Plan. Three Rivers Bancorp and USBANCORP will enter into certain agreements, described below, governing their relationship subsequent to the Distribution and providing for the allocation of tax liabilities and obligations arising from periods prior to and after the Distribution. Copies of the forms of such agreements are filed with the Securities and Exchange Commission as exhibits to the Registration Statement of which this Information Statement is a part. The following summarizes the material terms of such agreements, but is qualified by reference to the text of such agreements.

Spin-Off of Standard Mortgage Corporation to USBANCORP

     Standard Mortgage Corporation of Georgia ("SMC") is currently a wholly owned subsidiary of Three Rivers Bank engaged in the mortgage banking business. Prior to the Distribution, Three Rivers Bank will distribute all of the outstanding shares of the capital stock of SMC to USBANCORP, so that SMC will be a wholly owned subsidiary of USBANCORP. This internal distribution is being effected: (i) because the business of SMC will be more closely associated with the business plan of USBANCORP than with that of Three Rivers Bancorp, and (ii) in order to continue to provide USBANCORP with an income stream to partially fund certain current debt service obligations that it will retain after the Distribution.

Separation Agreement

     USBANCORP and Three Rivers Bancorp will enter into a Separation Agreement, which will provide for, among other things, certain services, records and personnel which USBANCORP and Three Rivers Bancorp will make available to each other after the Distribution Date.

Services Agreement

     To facilitate an orderly transition, USBANCORP and Three Rivers Bancorp may enter into a Services Agreement pursuant to which USBANCORP may continue to provide, upon annual review, certain services to Three Rivers, with the related costs and expenses being paid by Three Rivers. Three Rivers will nonetheless have to utilize additional personnel to perform certain services previously provided by USBANCORP, such as investor relations, credit review and analysis and the chief financial officer function.

Tax Separation Agreement

     USBANCORP and Three Rivers Bancorp will enter into a Tax Separation Agreement (the "Tax Separation Agreement"), on behalf of themselves and their respective consolidated groups, that reflects each party's rights and obligations with respect to payments and refunds of taxes that are attributable to periods beginning prior to and including the Distribution Date and taxes resulting from transactions effected in connection with the Distribution. The Tax Separation Agreement also expresses each party's intention with respect to certain tax attributes of Three Rivers Bancorp after the Distribution. The Tax Separation Agreement provides for payments between the two companies for certain tax adjustments made after the Distribution that cover pre-Distribution tax liabilities. Other provisions cover the handling of internal audits, settlements, stock options, elections, accounting methods and return filing in cases where both companies have an interest in the results of these activities.

Certain U.S. Federal Income Tax Consequences of the Distribution

     Prior to the Distribution, USBANCORP expects to receive a ruling from the Internal Revenue Service to the effect that the Distribution will qualify as a tax-free Distribution under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and, accordingly, that (i) except as described below with respect to fractional shares, USBANCORP's shareholders will not recognize income, gain or loss upon the receipt of shares of Three Rivers Bancorp Common Stock; (ii) the aggregate tax basis of the shares of USBANCORP Common Stock and Three Rivers Bancorp Common Stock (including any fractional share interests to which a USBANCORP shareholder is entitled) held by a USBANCORP shareholder after the Distribution will be the same as the tax basis of the shares of USBANCORP Common Stock held by such shareholder immediately before the Distribution, and will be allocated between the shares of Three Rivers Bancorp Common Stock and USBANCORP Common Stock in proportion to their relative fair market values on the Distribution Date; (iii) the holding period of the shares of Three Rivers Bancorp Common Stock received by a USBANCORP shareholder (including any fractional share interests to which a USBANCORP shareholder is entitled) will include the holding period of the shares of USBANCORP Common Stock with respect to which the Distribution was made, provided that the shares of USBANCORP Common Stock are held as a capital asset by such shareholder on the Distribution Date; and (iv) cash received in lieu of fractional share interests in Three Rivers Bancorp Common Stock will give rise to gain or loss equal to the difference between the amount of cash received and the tax basis allocable to such fractional share interests. Such gain or loss will be capital gain or loss if the shares of USBANCORP Common Stock are held as a capital asset on the Distribution Date. The receipt of such a ruling is a condition to the Distribution.

     The foregoing is a summary of the material U.S. Federal income tax consequences of the Distribution under the law in effect as of the date of this Information Statement. IT DOES NOT PURPORT TO COVER ALL INCOME TAX CONSEQUENCES AND MAY NOT APPLY TO SHAREHOLDERS WHO ACQUIRED THEIR USBANCORP SHARES IN CONNECTION WITH A GRANT OF SHARES AS COMPENSATION, WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. All USBANCORP shareholders should consult their own tax advisors regarding the appropriate income tax treatment of their receipt of Three Rivers Bancorp Common Stock, including the application of Federal, state, local and foreign tax laws, and the effect of possible changes in tax law that may affect the tax consequences described above.



               SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data includes the operations of Three Rivers Bank on a consolidated basis, excluding the balance sheet data and results of operations of Standard Mortgage Corporation of Georgia, its wholly owned subsidiary which will be spun off to USBANCORP prior to the Distribution. See "The Distribution--Spin-Off of Standard Mortgage Corporation to USBANCORP."

     The following selected consolidated financial data of Three Rivers Bank should be read in conjunction with, and is qualified in its entirety by reference to, the audited Consolidated Financial Statements, the unaudited Consolidated Financial Statements and the related notes thereto included on pages F-2 to F-43.

     The pro forma selected financial data of Three Rivers Bancorp set forth below is derived from the unaudited Pro Forma Condensed Combined Financial Information included on pages F-36 to F-38. The pro forma data does not purport to represent what Three Rivers Bancorp's financial position or results of operations would have been had it operated as a separate, independent company, nor does it give effect to any events other than those discussed in the related notes. The pro forma data also does not purport to project Three Rivers Bancorp's financial position or results of operations as of any future date or for any future period.

     The capital structure that existed when Three Rivers Bank operated as part of USBANCORP may not be representative of the expected future capital structure as a separate, independent company. Accordingly, per share data for earnings and cash dividends declared has not been presented except for pro forma earnings per share for the nine months ended September 30, 1999, for which a distribution of one share of Three Rivers Bancorp Common Stock for every two shares of USBANCORP Common Stock outstanding was assumed.


                                       PRO FORMA          NINE MONTHS
                                 NINE MONTHS ENDED    ENDED September 30,                     YEAR ENDED DECEMBER 31,
                                 September 30, 1999      1999        1998       1998       1997(1)    1996(1)   1995(1)    1994(1)
                                     (unaudited)         (Dollars in thousands, except per share data and ratios)
Summary of Income State-
  ment Data:
Total interest income                  $52,365       $   52,365   $ 51,068   $ 67,926   $ 65,103   $ 55,439   $ 50,812   $ 48,263
Total interest expense                  30,132           30,132     28,800     38,455     36,032     29,371     27,724     22,108
Net interest income                     22,233           22,233     22,268     29,471     29,071     26,068     23,088     26,155
Provision for loan losses                  225              225        225        300        113         90        285        235
Net interest income after provision for
 loan losses                            22,008           22,008     22,043     29,171     28,958     25,978     22,803     25,920
Total non-interest income                4,341            4,341      5,081      6,918      5,282      4,866      5,175      4,573
Total non-interest expense              16,130           15,700     15,235     20,320     19,598     21,558     18,927     20,669
Income before income taxes              10,219           10,649     11,889     15,769     14,642      9,286      9,051      9,824
  Provision for income taxes             3,040            3,168      3,591      4,762      4,522      2,523      2,513      3,353

Income from continuing operations        7,179            7,481      8,298     11,007     10,120      6,763      6,538      6,471
Per Common Share Data:
Basic and diluted earnings                1.08             NR          NR         NR         NR         NR         NR          NR
Book value at period end (2)              7.52             NR          NR         NR         NR         NR         NR          NR
Balance Sheet and Other Data:
Total assets                         1,050,230        1,050,532    972,156    985,586    947,669    838,568    741,125    702,034
Loans and loans held for sale, net of
  unearned income                      469,039          469,039    468,974    468,194    466,615    431,928    367,940    444,831
Allowance for loan losses                5,600            5,600      6,082      6,104      6,006      6,025      6,834      7,290
Investment securities
  available for sale                   398,297          398,297    318,649    327,669    279,461    182,793    166,814    149,267
Investment securities held
  to maturity                          131,903          131,903    148,521    149,988    167,339    180,226    163,001     71,275
Deposits                               548,856          548,856    550,240    560,450    525,810    529,337    552,988    559,487
Total borrowings                       441,445          441,445    350,091    354,272    360,844    253,529    133,783     95,201
Stockholders' equity                    50,299           50,299     63,367     61,031     51,838     47,193     46,666     40,424
Full-time equivalent employees             264              264        259        260        259        273        289        293
Selected Financial Ratios:
Return on average total equity           16.81            17.52      19.18      18.58      20.13      14.49      15.20      14.70
Return on average assets                  0.94             0.98       1.18       1.16       1.14       0.87       0.91       0.92
Loans and loans held for sale,
  net of unearned income, as a percent
  of deposits, at period end             82.50            82.50      85.39      85.31      83.36      71.46      69.84      78.33
Ratio of average total equity to
  average assets                          5.58             5.58       6.17       6.27       5.68       6.00       6.00       6.28
Interest rate spread (3)                  2.57             2.57       2.79       2.74       2.96       3.19       2.93       3.41
Net interest margin (4)                   3.09             3.09       3.36       3.31       3.50       3.71       3.50       3.97
Allowance for loan losses as a
  percentage of loans and loans
  held for sale, net of
  unearned income, at period end          1.26             1.26       1.30       1.30       1.34       1.69       1.75       1.73
Non-performing assets as a
  percentage of loans and loans held
  for sale and other real estate
  owned, at period end (5)                1.91             1.91       0.58       0.66       0.96       1.17       1.52       1.01
Net charge-offs as a percentage of
  average loans
  and loans held for sale                 0.21             0.21       0.04       0.04       0.03       0.23       0.07       0.02
One year GAP ratio, at period end(6)      0.75             0.75       0.79       1.02       0.64       0.84       0.78       0.86


(1) Includes the results of operation of Community Savings Bank for the period from January 1, 1994, until its merger with and into Three Rivers Bank on July 18, 1997.

(2) Common stockholders' equity divided by outstanding common shares at period end.

(3) Represents the difference between the average yield earned on interest earning assets, computed on a tax-equivalent basis, and the average rate paid on interest bearing liabilities.

(4) Represents net interest income, computed on a tax-equivalent basis, as a percentage of average total interest earning assets.

(5)  See Note 8 of the Notes to the Combined Financial
     Statements set forth elsewhere herein.

(6) Represents rate sensitive assets (interest earning assets which will mature or reprice within one year) divided by rate sensitive liabilities (interest bearing liabilities which will mature or reprice within one year).

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Three Rivers Bancorp has only recently been formed and therefore, it has no results of operations. As a result, this discussion relates to the financial condition and results of operations of Three Rivers Bank and its subsidiaries (excluding Standard Mortgage Corporation of Georgia, the stock of which will be distributed to USBANCORP prior to the Distribution) on a combined basis.

     The following discussion and analysis of financial condition and results of operations of Three Rivers Bank should be read in conjunction with the combined financial statements of Three Rivers Bank, including the related notes thereto, included elsewhere herein.

     The following table summarizes some of Three Rivers Bank's key performance indicators for the nine months ended
September 30, 1999 and 1998, and for the three years ended
December 31, 1998, 1997 and 1996.

                          Nine Months Ended              Year Ended
                            September 30,               December 31,
                           1999       1998       1998       1997       1996
                                    (In thousands, except ratios)
Income from continuing
  operations             $7,481    $8,298      $11,007    $10,120    $ 6,763
Return on average equity  17.52%    19.18%       18.58%     20.13%     14.49%
Return on average assets   0.98%     1.18%        1.16%      1.14%      0.87%


RESULTS OF OPERATIONS

PERFORMANCE OVERVIEW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 . . .Three Rivers Bank's income from continuing operations ("net income") for year to date September 30, 1999 totaled $7.5 million. The year to date 1999 results are $817,000 or 9.9% lower than the $8.3 million reported for the same period of 1998. Three Rivers Bank's return on equity (ROE) averaged 17.52% for year to date September 30, 1999 which represented a decrease from the 19.18% ROE reported in the same nine month period of 1998. The Bank's return on assets dropped by 20 basis points to 0.98% for year to date September 30, 1999.

     Reduced non-interest income and higher non-interest expenses negatively impacted both net income and ROE in the nine months ended September 30, 1999. Specifically, non-interest income decreased by $740,000 or 14.6%, while non-interest expense increased by $465,000 or 3.1%. The Bank's equity base was reduced modestly by a drop in other comprehensive income due to a decline in value of the Bank's available for sale securities portfolio.

PERFORMANCE OVERVIEW FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996... Three Rivers Bank's net income for 1998 was
$11.0 million compared to net income of $10.1 million for 1997 and net income of $6.8 million for 1996. When 1998 is compared to 1997, the Bank's net income increased by $887,000 or 8.8%. When 1997 is compared to 1996, the Bank's net income increased by $3.4 million or 49.6%. The Bank's return on equity averaged 18.58% for 1998 compared to 20.13% for 1997 and 14.49% for 1996.

     An increase in Three Rivers Bank's net interest margin and a higher level of non-interest income more than offset an increased amount of non-interest expense resulting in an earnings increase in 1998. Specifically, total non-interest income increased by $1.6 million or 31.0% while net interest income also increased by $400,000 or 1.4% from the prior year. This net $2.0 million increase in total revenue more than offset higher non-interest expense and an increase in the provision for loan losses. Total non-interest expense was $722,000 or 3.7% higher in 1998 while the provision for loan losses increased by $187,000.

     When 1997 is compared to 1996, net interest income increased by $3.0 million or 11.5% while total non-interest income grew by $416,000 or 8.6%. This increased revenue combined with lower noninterest expense resulted in a $3.4 million or 49.6% increase in net income. Overall, total non-interest expense was $2.0 million or 9.1% lower in 1997, primarily as a result of $2.5 million lower FDIC insurance expense. In 1996 a special assessment to recapitalize the Savings Association Insurance Fund ("SAIF")insurance fund took place resulting in higher levels of FDIC insurance.

NET INTEREST INCOME AND MARGIN ... Three Rivers Bank's net interest income represents the amount by which interest income on earning assets exceeds interest paid on interest bearing liabilities. Net interest income is a primary source of the Bank's earnings; it is affected by interest rate fluctuations as well as changes in the amount and mix of earning assets and interest bearing liabilities. It is the Bank's philosophy to strive to optimize net interest margin performance in varying interest rate environments.

     The following table summarizes Three Rivers' net interest income performance for each of the past three years and for the nine months ended September 30, 1999 and 1998:

                          Nine Months Ended              Year Ended
                            September 30,               December 31,
                           1999       1998       1998       1997       1996
                           (In thousands, except per share data and ratios)
Interest Income          $52,365    $51,068    $67,926    $65,103    $55,439
Interest expense          30,132     28,800    $38,455    $36,032    $29,371
Net interest income       22,233     22,268    $29,471    $29,071    $26,068
Tax-equivalent adjust-
  ment                       706        575        782        731        886
Net tax-equivalent
  interest income         22,939     22,843    $30,253    $29,802    $26,954
Net interest margin         3.09%      3.36%      3.31%      3.50%      3.71%


SEPTEMBER 30, 1999 NET INTEREST PERFORMANCE OVERVIEW . . .Three Rivers Bank's net interest income on a tax-equivalent basis increased by $96,000 or 0.42% due to a higher level of earning assets. Total average earning assets were $83.0 million higher in nine month period ending September 30, 1999 due to a $83.2 million or 19.1% increase in investment securities. The higher amount of investment securities was funded primarily by a $64.9 million increase in FHLB advances and $12.0 million in deposits acquired in a branch acquisition completed in February 1999.

    The income benefit from this growth in earning assets was partially offset by a 27 basis point decline in the net interest margin to 3.09%. The drop in the net interest margin reflects a 46 basis point decline in the earning asset yield which more than offset the benefit of a 23 basis point reduction in the cost of funds. The Bank has, however, experienced a stabilization of the net interest margin on a quarterly basis in 1999 due to a noticeable slowing of asset prepayment speeds, and continued growth in the higher yielding commercial loan component of its loan portfolio.

     The overall growth in the earning asset base was one strategy used by the Bank to leverage its capital. The maximum amount of leveraging the Bank can perform is controlled by internal policy requirements to maintain a minimum asset leverage ratio of no less than 6.0% (see further discussion under Capital Resources) and to limit net interest income variability to +/- 7.5% and net income variability to +/- 15% over a twelve month period. (See further discussion under Interest Rate Sensitivity).

COMPONENT CHANGES IN NET INTEREST INCOME: SEPTEMBER 30, 1999 VERSUS SEPTEMBER 30, 1998 . . . Regarding the separate components of net interest income, Three Rivers Bank's total tax-equivalent interest income for the nine month period ending September 30, 1999 increased by $1.4 million or 2.8% when compared to the same 1998 period. This increase was due to the previously mentioned $83 million or 9.2% increase in total average earning assets which caused interest income to rise by $2.2 million. This positive factor was offset by a 46 basis point drop in the earning asset yield to 7.18% that caused a $924,000 reduction in interest income. Within the earning asset base, the yield on the total loan portfolio declined by 47 basis points to 8.07% due to the downward repricing of floating rate assets and the reinvestment of cash received on higher yielding prepaying assets into loans with lower interest rates. The yield on total investment securities decreased by 31 basis points to 6.32% due to accelerated mortgage prepayments and the reinvestment of this cash into lower yielding securities. These heightened prepayments reflect increased customer refinancing activity due to drops in intermediate- and long-term interest rates on the treasury yield curve particularly in the fourth quarter of 1998 and first quarter of 1999. This refinancing activity slowed significantly beginning in the second quarter of 1999 when the treasury yield curve began steepening again.

     Three Rivers Bank's total interest expense for year to date September 30, 1999 increased by $1.3 million or 4.6% when compared to the same 1998 period. This higher interest expense was due primarily to a $79 million increase in average interest bearing liabilities. The growth in interest bearing liabilities included a $16 million increase in interest bearing deposits due largely to the deposits acquired with the February 1999 branch acquisition, net of certificate of deposit run-off and the sale of one small branch office. The remainder of the interest bearing liability increase occurred in FHLB advances which increased by $65 million and were used to help fund the previously mentioned earning asset growth. Short-term borrowings and FHLB advances had an average cost of 5.37% for the nine months ending September 30, 1999 which was 33 basis points lower than their cost in the prior year's same nine month period but 139 basis points greater than the average cost of deposits which amounted to 3.98%. The Bank was able to reduce its cost of deposits by 25 basis points due primarily to lower costs for certificates of deposit. Overall, the Bank's total cost of funds dropped by 23 basis points to 4.61% as the pricing declines for both deposits and borrowings were partially offset by a greater use of borrowings to fund the earning asset base.

     Three Rivers Bank recognizes that interest rate risk does exist from this use of borrowed funds to leverage the balance sheet. To neutralize a portion of this risk, Three Rivers Bank has executed a total of $40 million of off-balance sheet hedging transactions which help fix the variable funding costs associated with the use of short-term borrowings to fund earning assets. (See further discussion under Note 18 to the consolidated financial statements set forth elsewhere herein.) The Bank also has asset liability policy parameters which limit the maximum amount of borrowings to 40% of total assets.

1998 NET INTEREST PERFORMANCE OVERVIEW ... Net interest income of Three Rivers Bank on a tax-equivalent basis increased by $451,000 or 1.5%, due to a $61 million or 7.2% increase in average earning assets in 1998 compared to 1997. This increase in average earning assets more than offset the negative impact of a 19 basis point decline in the net interest margin to 3.31%. The drop in the net interest margin reflects a 20 basis point decline in the earning asset yield due primarily to accelerated mortgage prepayments in both the securities and loan portfolios resulting from the flat treasury yield curve and the reinvestment of these cash flows in lower yielding assets. The cost of funds remained relatively constant and only increased by one basis point.

     Total average earning assets were $61 million higher in 1998 due primarily to a $43 million or 10.9% increase in investment securities and a $17 million or 3.7% increase in average loans outstanding. Three Rivers Bank was able to achieve 37% loan growth in commercial loans, and moderate loan growth in direct consumer loans and residential mortgage and home equity loans, resulting in 0.34% net loan growth in 1998. The higher level of investment securities resulted from more active buying of securities in the second half of 1998 due to expected declines in interest rates and to position the balance sheet for the inflow of deposits from a branch acquisition that occurred in February 1999.

COMPONENT CHANGES IN NET INTEREST INCOME: 1998 VERSUS 1997 ... Regarding the separate components of net interest income, Three Rivers Bank's total interest income for 1998 increased by $2.8
million or 4.3% when compared to 1997.   This increase was due
primarily to a $61 million or 7.2% increase in total average earning assets which caused interest income to rise by $4.1 million. This positive factor was partially offset by a 20 basis point drop in the earning asset yield to 7.55% that caused a $1.3 million reduction in interest income. Within the earning asset base, the yield on total investment securities decreased by 31 basis points to 6.56%, as accelerated mortgage prepayment speeds caused increased amortization expense on mortgage-backed securities which had been purchased at a premium. The yield on the total loan portfolio declined by three basis points to 8.45% due to the downward repricing of floating rate assets and the reinvestment of cash received on higher yielding prepaying assets into loans with lower interest rates. These heightened prepayments reflect increased customer refinancing activity due to drops in intermediate- and long-term interest rates on the treasury yield curve in 1998. Note that the decline in the loan portfolio yield was not as significant as the drop in the investment securities portfolio yield, due partially to the collection of prepayment penalties on certain commercial mortgage loan pay-offs and a favorable shift in the loan portfolio mix away from lower yielding indirect auto loans.

     Continued improvement in the loan-to-deposit ratio contributed to the earning asset growth. Three Rivers Bank's loan-to-deposit ratio averaged 85.31% in 1998 compared to an average of 83.36% for 1997. This loan growth resulted primarily from the Bank's ability to originate middle market commercial loans in a market place dominated by a few large commercial lenders. The other contributing factor to the loan growth was a stable economic environment.

     Three Rivers Bank's total interest expense for 1998 increased by $2.4 million or 6.7% when compared to 1997. This higher interest expense was due primarily to a $48.4 million increase in average interest bearing liabilities. The growth in interest bearing liabilities came primarily from $10.2 million in short-term and $36.5 million in Federal Home Loan Bank borrowings. For 1998, the Bank's total level of short-term borrowed funds and FHLB advances averaged $326.7 million or 34.6% of total assets compared to an average of $280.0 million or 31.7% of total assets for 1997. These borrowed funds had an average cost of 5.63% in 1998 which was 143 basis points greater than the average cost of interest bearing deposits of 4.20%.
The greater dependence on borrowings to fund earning assets was the primary factor responsible for the one basis point increase in the total cost of interest bearing liabilities to 4.80% in 1998. This increase in the total cost of funds occurred despite a six basis point drop in the cost of interest bearing deposits to 4.20%, as management was able to reprice all major deposit categories downward in 1998.

     To neutralize a portion of its interest rate risk, Three Rivers Bank has executed a total of $25 million of off-balance sheet hedging transactions which help fix the variable funding costs associated with the use of short-term borrowings to fund earning assets. If new loan opportunities do not occur or if the incremental spread on new investment security purchases is not at least 100 basis points greater than the short-term borrowed funds costs, then the Bank will reduce its leverage of the balance sheet by paying-off borrowings.

1997 NET INTEREST PERFORMANCE OVERVIEW ... Three Rivers Bank's net interest income on a tax-equivalent basis increased by $2.8 million or 10.6% in 1997 compared to 1996 due to growth in earning assets. Total average earning assets were $109 million higher in 1997 with approximately a 15% growth in both loans and investment securities. Specifically, total loans grew by $61 million or 15.9% while investment securities increased by $50 million or 14.3%. Despite this balanced growth in the earning asset base, the net interest margin declined by 13 basis points to 3.50%. An increased use of borrowings from the Federal Home Loan Bank to fund the earning asset growth combined with a 14 basis point increase in interest bearing deposits caused the compression in the net interest margin.

COMPONENT CHANGES IN NET INTEREST INCOME: 1997 VERSUS 1996 ... Regarding the separate components of net interest income, Three Rivers Bank's total tax-equivalent interest income for 1997 increased by $9.5 million or 16.9% when compared to 1996. This increase was due primarily to a $109 million or 14.8% increase in total average earning assets which caused interest income to rise by $8.6 million. The remainder of the increase in interest income was caused by a 14 basis point improvement in the earning asset yield to 7.75%. Within the earning asset base, the yield on total investment securities increased by 24 basis points to 6.87% while the yield on the total loan portfolio increased by five basis points to 8.48%.

     The loan-to-deposit ratio of Three Rivers Bank averaged 83.36% in 1997, compared to an average of 71.46% in 1996. The loan yield benefited from a $6.7 million or 20.6% growth in the commercial loan portfolio. Total commercial and commercial mortgage loans comprised 45.1% of total loans at December 31, 1997, compared to 41.8% at December 31, 1996. The higher commercial loan totals resulted from increased production from middle market and small business lending (loans of less than $250,000).

     The Bank's total interest expense for 1997 increased by $6.7 million or 22.7% when compared to 1996 due primarily to a $99.7 million increase in average interest bearing liabilities. The remainder of the increase was due to a 29 basis point rise in the cost of funds to 4.79%. The cost of deposits increased by 14 basis points to 4.26%. Within the liability mix, total average borrowed funds increased by $107 million in order to fund the earning asset growth and replace a $3.5 million outflow in deposits. For 1997, the Bank's total level of short-term borrowed funds and FHLB advances averaged $280 million or 31.7% of total assets compared to an average of $172 million or 22.1% of total assets for 1996. These borrowed funds had an average cost of 5.61% in 1997 which was 135 basis points greater than the average cost of interest bearing deposits which amounted to 4.26%. The combination of all these price and liability composition movements caused the Bank's average cost of interest bearing liabilities to increase by 29 basis points from 4.50% in 1996 to 4.79% in 1997.

AVERAGE BALANCE SHEETS

     The table that follows provides an analysis of net interest income on a tax-equivalent basis setting forth (i) average assets, liabilities and stockholders' equity, (ii) interest income earned on interest earning assets and interest expense paid on interest bearing liabilities, (iii) average yields earned on interest earning assets and average rates paid on interest bearing liabilities, (iv) Three Rivers' interest rate spread (the difference between the average yield earned on interest earning assets and the average rate paid on interest bearing liabilities), and (v) Three Rivers' net interest margin (net interest income as a percentage of average total interest earning assets). For purposes of this table, loan balances include non-accrual loans and interest income on loans includes loan fees or amortization of such fees which have been deferred, as well as interest recorded on non-accrual loans as cash is received. Additionally, a tax rate of approximately 34% is used to compute tax equivalent yields.

                                              Nine months ended September 30,
                                           1999                            1998
                                           Interest                       Interest
                               Average      Income/   Yield/    Average    Income/   Yield/
                               Balance      Expense    Rate     Balance    Expense    Rate
Interest earning assets:                  (In thousands, except percentages)
  Loans, net of unearned
    income                   $  462,426    $28,439     8.07%  $462,765    $29,962     8.54%
  Deposits with banks             1,052         19     2.39        874          5     0.82
  Federal funds sold and
    securities purchased
    under agreement to resale         -          -        -         31          1     5.50
  Investment securities and
    investment securities
    available for sale:
    Available for sale          375,501     17,742     6.30    275,340     13,612     6.59
    Held to maturity            143,279      6,871     6.39    160,279      8,063     6.71
    Total investment
      securities                518,780     24,613     6.32    435,619     21,675     6.63

Total interest earning
  asset/interest income         982,258     53,071     7.18    899,289     51,643     7.64
Non-interest earning assets:
  Cash and due from banks        16,504                         14,326
  Premises and equipment          4,989                          4,536
  Other assets                   24,570                         25,213
  Allowance for loan losses      (5,898)                        (6,054)
TOTAL ASSETS                  1,022,423                        937,310
Interest bearing liabilities:
  Interest bearing deposits:
    Interest bearing demand      44,315        323     0.97     42,491        309     0.97
    Savings                      66,727        891     1.79     65,599        781     1.59
    Money Market Accts           58,513      1,306     2.98     50,132      1,050     2.80
    Other time                  314,551     11,874     5.05    310,305     12,670     5.46
    Total interest bearing
      deposits                  484,106     14,394     3.98    468,527     14,810     4.23
    Borrowings:
    Federal funds purchased,
      securities sold under
      agreements to repurchase
      and other short-term
      borrowings                 53,818      2,041     5.13     54,409      2,304     5.66

    Advances from Federal
      Home Loan Bank            332,505     13,485     5.42    267,636     11,420     5.70
    Long-term debt                2,756        212    10.40      3,531        266    10.07
Total interest bearing
  liabilities/interest
  expense                       873,185     30,132     4.61    794,103     28,800     4.84
Non-interest bearing
  liabilities:
  Demand Deposits                82,443                         76,559
  Other liabilities               9,694                          8,794
Stockholders' equity             57,101                         57,854
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY        1,022,423                        937,310

Interest rate spread                                   2.57                           2.79
Net interest income/net
  interest margin                           22,939     3.09                22,843     3.36
Tax-equivalent adjustment                     (706)                          (575)
Net interest income                         22,233                         22,268



                                                                          Year Ended December 31,
                                                    1998                           1997                          1996
                                                   Interest                      Interest                       Interest
                                         Average    Income/   Yield/   Average    Income/   Yield/   Average     Income/   Yield/
                                         Balance    Expense    Rate    Balance    Expense    Rate    Balance     Expense    Rate
                                                                          (In thousands, except percentages)
Interest earning assets:
  Loans, net of unearned income        $464,015    $39,688     8.45%  $447,295   $38,452     8.48%  $385,912    $33,109    8.43%
  Deposits with banks                       815          8     0.92          -         -         -         -          -        -
Federal funds sold and securities
    purchased under agreement to
    resale                                   23          1     5.49        218        11     5.12      2,218        120    5.33
  Investment securities and
    investment securities available
    for sale:
    Available for sale                  283,785     18,510     6.52    211,322    14,590     6.90    161,323     10,504    6.51
    Held to maturity                    158,117     10,501     6.64    187,086    12,781     6.83    187,236     12,592    6.73
  Total investment securities           441,902     29,011     6.56    398,408    27,371     6.87    348,559     23,096    6.63

Total interest earning asset/
  interest income                       906,755     68,708     7.55    845,921    65,834     7.75    736,689     56,325    7.61
Non-interest earning assets:
  Cash and due from banks                14,523                         15,883                        17,886
  Premises and equipment                  4,532                          4,825                         4,874
  Other assets                           25,425                         23,868                        24,555
    Allowance for loan losses            (6,069)                        (6,040)                       (6,602)
TOTAL ASSETS                            945,166                        884,457                       777,402
Interest bearing liabilities:
  Interest bearing deposits:
    Interest bearing demand              43,019        418     0.97     42,645       413     0.97     44,825        438    0.98
    Savings                              65,399      1,042     1.59     66,633     1,218     1.83     66,663      1,372    2.06
    Money Market Accts                   50,963      1,449     2.84     48,173     1,284     2.67     55,024      1,419    2.58
    Other time                          310,109     16,805     5.42    309,220    16,986     5.49    307,707     16,287    5.29
    Total interest bearing deposits     469,490     19,714     4.20    466,671    19,901     4.26    474,219     19,516    4.12
  Borrowings:
    Federal funds purchased,
      securities sold under
      agreements to repurchase and
      other short-term borrowings        50,475      2,772     5.49     40,285     2,253     5.59     28,748      1,544    5.37

    Advances from Federal Home Loan
      Bank                              276,261     15,633     5.66    239,748    13,447     5.61    142,755      7,880    5.52
    Long-term debt                        3,359        336    10.00      4,507       431     9.56      5,838        431    7.38
Total interest bearing liabilities/
  interest expense                      799,585     38,455     4.80    751,211    36,032     4.79    651,560     29,371    4.50
Non-interest bearing liabilities:
  Demand Deposits                        77,561                         73,660                        71,547
  Other liabilities                       8,790                          9,307                         7,619
Stockholders' equity                     59,230                         50,279                        46,676
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                945,166                        884,457                       777,402

Interest rate spread                                           2.74                          2.96                          3.19
Net interest income/net interest
  margin                                            30,253     3.31               29,802     3.50                26,954    3.71
Tax-equivalent adjustment                             (782)                         (731)                          (886)
Net interest income                                 29,471                        29,071                         26,068


The average balance and yield on taxable securities was $399.4 million and 6.55%, $356.1 million and 6.87%, and $296.6 million and 6.59% for 1998, 1997, and 1996, respectively. The average balance and tax-equivalent yield on tax-exempt securities was $42.5 million and 6.69%, $42.3 million and 6.86%, and $51.9 million and 6.84% for 1998, 1997, and 1996, respectively.

     Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The table below sets forth an analysis of volume and rate changes in net interest income on a tax-equivalent basis. For purposes of this table, changes in interest income and interest expense are allocated to volume and rate categories based upon the respective percentage changes in average balances and average rates. Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

                                        1998 vs. 1997                 1997 vs. 1996
                                      Increase(decrease)            Increase(decrease)
                                      due to change in:             due to change in:
                                Average     Average            Average   Average
                                 Volume       Rate     Total    Volume     Rate      Total
                                                    (In thousands)
Interest earned on:
Loans, net of unearned income    $1,283    $  (121)   $1,162    $5,131    $  191    $5,322
Deposits with banks                   8         -          8        -         -         -
Federal funds sold and
  securities purchased under
  agreements to resell              (11)         1       (10)     (104)       (5)     (109)
Investment securities             2,835     (1,172)    1,663     3,552       899     4,451

Total interest income             4,115     (1,292)    2,823     8,579     1,085     9,664

Interest paid on:
Interest bearing demand
  deposits                            5          0         5       (21)       (4)      (25)
Savings Deposits                    (22)      (154)     (176)       (1)     (153)     (154)
Money market                         79         86       165      (188)       53      (135)
Other time deposits                  53       (234)     (181)       80       619       699
Federal funds purchased,
  securities sold under
  agreements to repurchase,
  and other short-term
  borrowings                        558        (39)      519       643        66       709
Advances from Federal Home
  Loan Bank                       2,065        121     2,186     5,437       130     5,567
Long-term debt                     (116)        21       (95)        -         -         -

Total interest expense            2,622       (199)    2,423     5,950       711     6,661

Change in net interest income    $1,493    $(1,093)   $  400    $2,629    $  374    $3,003

     LOAN QUALITY

     Three Rivers' written lending policies require underwriting, loan documentation, and credit analysis standards to be met prior to funding any loan. After the loan has been approved and funded, continued periodic credit review is required. Credit reviews are mandatory for all commercial loans and for all commercial mortgages in excess of $500,000 within an 18-month period. In addition, due to the secured nature of residential mortgages and the smaller balances of individual installment loans, sampling techniques are used on a continuing basis for credit reviews in these loan areas. The following table sets forth information concerning Three Rivers' loan delinquency and other non-performing assets:

                                         At September 30,            At December 31,
                                         1999       1998       1998       1997       1996
                                                (In thousands, except percentages)
Total loan delinquency (past
  due 30 to 89 days)                   $4,101     $4,547     $5,473     $7,909     $9,838
Total non-accrual loans                 8,173      2,196      2,553      2,871      3,579
Total non-performing assets(1)          8,982      2,737      3,116      4,508      5,053
Loan delinquency as a percentage
  of total loans and loans held
  for sale, net of unearned income      0.87%      0.97%      1.17%      1.69%       2.28%
Non-accrual loans as a
  percentage of total
  loans and loans held
  for sale, net of
  unearned income                       1.74%      0.47%      0.55%      0.62%       0.83%
Non-performing assets as a
  percentage of total loans and
  loans held for sale, net of
  unearned income, and other
  real estate owned                     1.91%      0.58%      0.66%      0.96%       1.17%

(1) Non-performing assets are comprised of (i) loans that are on a non-accrual basis, (ii) loans that are contractually past due 90 days or more as to interest and principal payments of which some are insured for credit loss, and
      (iii) other real estate owned. All loans, except for loans that are insured for credit loss, are placed on non-accrual status immediately upon becoming 90 days past due in either principal or interest.

     Between December 31, 1998 and September 30, 1999, total loan delinquency declined by $1.4 million causing the delinquency ratio to drop to 0.87%. Total non-performing assets increased by $5.9 million since year-end 1998 causing the non-performing assets to total loans ratio to increase to 1.91%.
The increase in non-performing assets and non-accrual loans is due to one $6.5 million commercial mortgage loan on a construction project for which a $500,000 specific reserve allocation has been established.

     Between December 31, 1997 and December 31, 1998, each of the key asset quality indicators demonstrated improvement.
Total loan delinquency declined by $2.4 million causing the delinquency ratio to drop to 1.17%. Total non-performing assets decreased by $1.4 million since year-end 1997 causing the non-performing assets to total loans ratio to drop to 0.66%. The overall improvement in asset quality resulted from enhanced collection efforts on residential mortgage loans and continued low levels of non-performing commercial loans. These favorable asset quality trends coupled with recoveries on loans previously charged-off of $224,000 supported Three Rivers Bank's ability to fund the loan loss provision at a level lower than the net charge-off experience in 1998. Between December 31, 1996 and December 31, 1997, there were improvements in the total dollar amount of delinquent loans outstanding from $9.8 million to $7.9 million, non-accrual loans from $3.6 million to $2.9 million, and non-performing assets from $5.1 million to $4.5 million.

ALLOWANCE AND PROVISION FOR LOAN LOSSES ... As described in more detail in the accounting policy footnote of the consolidated financial statements set forth elsewhere in this Information Statement, Three Rivers Bank uses a comprehensive methodology and procedural discipline to maintain an allowance for loan losses to absorb inherent losses in the loan portfolio. The allowance can be summarized into three elements: 1) reserves established on specifically identified problem loans, 2) formula driven general reserves established for loan categories based upon historical loss experience and other qualitative factors which include delinquency and non-performing loan trends, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies, and trends in policy exceptions, and 3) a general unallocated reserve which provides conservative positioning in the event of variance from our assessment in the regional and local economies and to provide protection against credit risks resulting from other inherent risk factors contained in the Bank's loan portfolio. Note that the qualitative factors used in the formula driven general reserves are evaluated quarterly (and revised if necessary) by Three Rivers' management to establish allocations which accommodate each of the listed risk factors. The following table sets forth changes in the allowance for loan losses and certain ratios for the periods ended:


                                   Nine Months Ended                                    Year Ended
                                     September 30,                                     December 31,
                                    1999          1998          1998          1997          1996          1995          1994
                                                     (In thousands, except ratios and percentages)
Balance at beginning of period:$   6,104    $    6,006    $    6,006    $    6,025    $    6,834    $    7,290    $    7,183
Reduction due to disposition
  of business line                     -             -             -             -             -          (342)            -
  Charge-offs:
    Commercial                       682            84            86            81           801           298           165
    Real estate-mortgage             208           142           183           174           156           135            84
    Consumer                          76           107           157           183           142           207           218
    Total charge-offs                966           333           426           438         1,099           640           467
  Recoveries:
    Commercial                       200            52            73           175           123           123           125
    Real estate-mortgage              15           103           110            62             9            14            18
    Consumer                          22            29            41            69            68           104           196
    Total recoveries                 237           184           224           306           200           241           339
Net charge-offs                      729           149           202           132           899           399           128
Provision for loan losses            225           225           300           113            90           285           235
Balance at end of period           5,600         6,082         6,104         6,006         6,025         6,834         7,290
                              ==========    ==========    ==========    ==========    ==========    ==========    ==========
Loans and loans held for
  sale, net of unearned
  income:
Average for the year             462,426       462,765       464,015       447,295       385,912       395,018       447,455
  At period end                  469,039       468,974       468,194       466,615       431,928       367,940       444,831
As a percent of average loans
  and loans held for sale:
  Net charge-offs                   0.21%         0.04%         0.04%         0.03%         0.23%         0.10%         0.03%
  Provision for loan losses         0.07          0.07          0.06          0.03          0.02          0.07          0.05
  Allowance for loan losses         1.21          1.31          1.32          1.36          1.56          1.73          1.63
Allowance as a percent of
  each of the following:
  Total loans and loans held
    for sale, net of
    unearned income                 1.19          1.30          1.30          1.29          1.39          1.86          1.64
  Total delinquent loans
  (past due 30 to 89 days)        136.55        133.76        111.53         75.94         61.24         87.81        168.52
  Total non-accrual loans          68.52        276.96        239.09        209.20        168.34        149.61        244.06
  Total non-performing assets      62.35        222.21        195.89        133.23        119.24        121.75        162.25
Allowance as a multiple of
  net charge-offs                   7.68x        40.82x        30.22x        45.50x         6.70x        17.33x        56.95x
Total classified assets          $18,674       $15,067       $17,555       $12,698       $11,113       $14,366        $6,988


     Three Rivers Bank's provision for loan losses for year to date September 30, 1999 totaled $225,000 or 0.07% of average total loans. The Bank's net loan charge-offs amounted to $729,000 or 0.21% of average loans for the nine month period ending September 30, 1999.

     Three Rivers Bank recorded provisions for loan losses of $300,000 in 1998, $113,000 in 1997, and $90,000 in 1996. When
expressed as a percentage of average loans, the provision has increased from 0.02% to 0.06% over this three-year period. The Bank's net charge-offs amounted to $202,000 or 0.04% of average loans in 1998, $132,000 or 0.03% of average loans in 1997, and $899,000 or 0.23% of average loans in 1996

     The higher loan loss provision in 1998 was due to continued growth of commercial and commercial real-estate loans. During 1998, commercial and commercial real-estate loans grew by $10.3 million or 4.9% while the growth rate for this higher risk loan category was $30 million or 16.5% in 1997. An increased level of classified loans resulting from this loan growth also supported the higher provision level.

     Since December 31, 1998, the balance in the allowance for loan losses has decreased by $504,000 due to the net charge-offs exceeding the loan loss provision. Three Rivers Bank's allowance for loan losses at September 30, 1999, was 62% of non-performing assets and 69% of non-accrual loans. The reduction in this coverage ratio since year end 1998 is due primarily to an increased level of non-performing assets. As mentioned earlier, the increase in non-performing assets is due entirely to a $6.5 million commercial mortgage loan for which a $500,000 specific reserve allocation has been established. The allowance for loan losses of Three Rivers Bank was 196% of non-performing assets and 239% of non-accrual loans at December 31, 1998. Both of these coverage ratios were comparable with the prior year. During 1998 and 1999, there were no changes in the estimation methods or assumptions that affected the Bank's methodology for assessing the appropriateness of the allowance for loan losses. The Bank does not weight the unallocated general allowance among segments of the loan portfolio.

     Three Rivers Bank management is unable to determine in what loan category future charge-offs and recoveries may occur.

     The following tables set forth the allocation of the allowance for loan losses among various categories at September 30, 1999 and 1998 and December 31, 1998, 1997 and 1996. This
allocation is determined by using the consistent procedural discipline that was previously discussed. The entire allowance for loan losses is available to absorb future loan losses in any loan category.

                                      At September 30,
                                  1999                1998
                                     Percent             Percent
                                    of Total            of Total
                           Amount     Loans    Amount     Loans
                              (In thousands, except percentages)
Commercial                 $  300     11.38%   $  283     12.09%
Commercial loans
  secured by real
  estate                    1,028     39.91     1,281     35.24
Real estate-mortgage          188     42.28       202     45.63
Consumer                      205      6.43       174      7.04

Allocation to general
  risk                      3,379               4,142
Allocation for
  impaired loans              500                   -
Total                      $5,600    100.00%   $6,082    100.00%


                                                                     At December 31,
                                  1998                1997                1996                1995                1994
                                      Percent             Percent             Percent             Percent             Percent
                                     of Total            of Total            of Total            of Total            of Total
                            Amount     Loans    Amount     Loans    Amount     Loans    Amount     Loans    Amount     Loans
                                                          (In thousands, except percentages)
Commercial                  $  279     11.44%   $  247      8.36%   $  378      7.49%   $  664      8.37%   $  909     12.04%
Commercial loans secured
  by real estate             1,339     35.69     1,465     36.73     1,526     34.32     1,024     20.49     1,885     14.92
Real estate-mortgage           213     45.51       216     48.22       286     50.12       193     63.36       226     58.09
Consumer                       211      7.36       176      6.69       170      8.07       188      7.78       763     14.95
Allocation to general
  risk                       4,062               3,902               3,665               4,765               3,507

Total                       $6,104    100.00%   $6,006    100.00%   $6,025    100.00%   $6,834    100.00%   $7,290    100.00%



     Even though real estate-mortgage loans comprise 42% of Three Rivers Bank's total loan portfolio, only $188,000 or 3.4% of the total allowance for loan losses is allocated against this loan category at September 30, 1999. The real estate-mortgage loan allocation is based primarily upon the Bank's five-year historical average of actual loan charge-offs experienced in that category. The disproportionately higher allocations for commercial loans and commercial loans secured by real estate reflect the increased credit risk associated with this type of lending, the evaluation of the previously mentioned qualitative factors, and the Bank's historical loss experience in these categories. The higher allocation for consumer loans reflect increased charge-offs due to personal bankruptcies over the past two years. At September 30, 1999, management of the Bank believes the allowance for loan losses was adequate to cover potential inherent losses within the Bank's loan portfolio.

NON-INTEREST INCOME: NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 . . . Non-interest income for the nine month period ending September 30, 1999 totaled $4.3 million which represented a $740,000 or 14.6% decrease when compared to the same 1998 period. This decrease was primarily due to the following items:

     - a $570,000 decrease in gains realized on investment security sales because a steeper yield curve has limited investment portfolio repositioning opportunities.

     - a $252,000 decrease in gains realized on loans held for sale as a sharp drop in mortgage refinancing activity has reduced both the volume and spread on loan sales into the secondary market in 1999.

     - a $64,000 or 9.2% increase in trust fees to $762,000 for the period ended September 30, 1999. This trust fee growth reflects increased assets under management due to the profitable expansion of trust relationships.

NON-INTEREST INCOME: 1998, 1997 and 1996 ... Non-interest income for 1998 totaled $6.9 million which represented a $1.6 million or 31% increase when compared to 1997. This increase was primarily due to the following items:

     - An $84,000 or 10.0% increase in trust fees to $927,000 in 1998.

     - A $1.2 million increase in gains realized on investment security sales caused by the Bank's decision to sell mortgage backed securities which were experiencing rapid prepayments in 1998. These security sales were part of an asset liability management strategy to extend the duration of the portfolio while maintaining yield.

     - A $507,000 or 59.1% increase in other income due in part to additional income resulting from ATM surcharging, other processing fees, and revenue generated from annuity and mutual fund sales in the Bank's financial service subsidiary.

     - A $270,000 or 27.7% decrease in wholesale cash processing fees due to a loss of a significant wholesale cash processing customer.

     Non-interest income as a percentage of total revenue increased from 15.10% in 1997 to 15.97% in 1998. This diversification of the revenue stream will continue to be a key strategic focal point for Three Rivers Bank in the future.

     Non-interest income for 1997 totaled $5.3 million which represented a $416,000 or 8.6% increase when compared to 1996.
This increase was primarily due to the following items:

     - A $52,000 or 6.6% increase in trust fees to $843,000 in 1997.

     - A $189,000 increase in gains realized on loans held for sale due to heightened residential mortgage origination and sales activity.

     - A $272,000 or 46.4% increase in other income due in part to additional income resulting from ATM transaction charges and premium income commissions from insurance sales.

NON-INTEREST EXPENSE: NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 . . . Non-interest expense for the nine month period ending September 30, 1999 totaled $15.7 million which represented a $465,000 or 3.1% increase when compared to the same 1998 period. This increase was primarily due to the following items:

     - A $101,000 or 1.5% increase in salaries and employee benefits due to modest merit pay increases and increased medical insurance premiums.

     - A $126,000 increase in goodwill and core deposit amortization expense due to the amortization expense associated with the core deposit premium resulting from the February 1999 branch acquisition and a full nine months of amortization associated with the May 1998 acquisition of two National City Bank branches.

     - A $94,000 increase in equipment expense as a result of increased depreciation on equipment purchased in early 1999, some of which was associated with new branches.

     - An $81,000 increase in miscellaneous taxes and insurance.

NON-INTEREST EXPENSE: 1998, 1997 and 1996. . . Non-interest expense for 1998 totaled $20.3 million which represented a $722,000 or 3.7% increase when compared to 1997. This increase was primarily due to the following items:

     - A $129,000 or 1.4% increase in salaries and employee benefits due to merit pay increases, higher commission and incentive payments, and increased pension expense.

     - A $107,000 or 9.1% increase in professional fees due to increased legal, investment advisory and other inter-company support fees.

     - A $355,000 increase in other expense due to higher outside processing fees, increased advertising expense, and costs associated with Year 2000 compliance.

     Non-interest expense for 1997 totaled $19.6 million which represented a $2.0 million or 9.1% decrease when compared to 1996. This decrease was primarily due to the following items:

     - A $2.5 million decrease in FDIC deposit insurance expense due to the non-recurrence of a $1.9 million special assessment and lower basic deposit premium costs on SAIF-insured deposits.

     - A $307,000 or 3.5% increase in salaries and employee benefits due to merit pay increases and increased hospitalization premiums.

     - A $219,000 or 5.1% increase in other expense due to higher telecommunication costs, advertising expense, employee training costs, and outside processing fees.

YEAR 2000 ...The Year 2000("Y2K") issue is the result of computer programs having been written using two digits, rather than four, to define the applicable year. Any of Three Rivers Bank's computer systems that have date-sensitive software or date-sensitive hardware could have potentially recognized a date using "00" as the Year 1900 rather than the Year 2000. This could have resulted in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send statements or engage in similar normal business activities.

     During 1999, Three Rivers Bank actively worked on the
Year 2000 computer issue and made significant progress in ensuring that both its information technology and non-information technology systems and applications were Y2K compliant. The Bank completed the inventory, assessment, remediation, testing, and implementation phases of its Year 2000 program. Mission critical systems which had maintenance applied since their original Y2K test were retested. The organization practiced "clean management" of all mission critical and critical systems.

     The Y2K process has required that Three Rivers Bank work with vendors, third-party service providers, and customers to determine the extent to which the Bank was vulnerable to these parties' failure to remediate their own Year 2000 issue. Prior to December 31, 1999, all Mission critical vendors affirmed their Year 2000 compliance, and no mission critical system vendor changes occurred.

     The Bank's business resumption plan was expanded to address the potential problems of Y2K such as a loss of power, telecommunications, or the failure of a mission critical vendor. An outside consulting firm was retained to create a company wide business resumption plan. The firm used its considerable experience with business resumption planning and the existing company contingency plans to create a business resumption plan which supported our continued operation in the face of external or internal Y2K caused disruptions. A test of the branch plan for operation was performed on June 19, 1999. Customers were served with no disruption.

     As of the date of this Information Statement, the Bank is not aware of any event that has occurred with respect to the Y2K issue that has caused or is likely to cause a material adverse effect on the business, financial condition or results of operations of Three Rivers Bank. The Bank did not suffer any system failures or miscalculations causing disruptions of operations in connection with the occurrence of Y2K.

     Notwithstanding the foregoing, Three Rivers Bank recognizes the serious risks it faces regarding credit customers not properly remediating their automated systems to conform with Year 2000 related problems. The failure of a loan customer to prepare adequately to conform with Year 2000 could have an adverse effect on such customer's operations and profitability, in turn limiting their ability to repay loans in accordance with scheduled terms. During the second half of 1998, the Bank completed a detailed analysis of its major loan customer's compliance with Year 2000. The focus of the analysis was on commercial credit exposures with balances in excess of $250,000 and included discussions between loan officers, customers, and information system representatives in select cases. As a result of this analysis, Three Rivers Bank currently believes that the potential customer credit risk with Year 2000 will not have a material adverse effect on the Bank's business, financial condition or results of operations.

     The Bank did not incur any liquidity problems in connection with the occurrence of Y2K. Outflow of deposits during the weeks prior to January 1, 2000, was only slightly above normal. From an asset/liability standpoint, during 1999 the Bank emphasized deposit products that encouraged extension of shorter term maturities to products maturing after December 31, 1999 in order to limit liquidity risk.

     Three Rivers Bank used both internal and external resources to complete its comprehensive Y2K compliance program. Three Rivers Bank currently estimates that the total cost to achieve Y2K compliance was approximately $400,000. Approximately 66% of this total cost represents incremental expenses to Three Rivers Bank while approximately 34% represents the internal cost of redeploying existing information technology resources to the Y2K issue. Three Rivers Bank does not believe that these expenditures had, or will have, a material impact on its results of operation, liquidity, or capital resources.

NET OVERHEAD BURDEN ... Three Rivers Bank's efficiency ratio (non-interest expense divided by total revenue) increased to 57.6% in the first nine months of 1999 compared to 54.6% for the same period of 1998. Factors contributing to the higher efficiency ratio in 1999 included the compression experienced in the net interest margin and an increased level of non-interest expenses which included Year 2000 costs. The amortization of intangible assets also created a $278,000 nine month non-cash charge that negatively impacted the efficiency ratio. That charge was $126,000 greater than in the same period in 1998.

     Three Rivers Bank's efficiency ratio (non-interest expense divided by total revenue) averaged 54.67% in 1998 compared to 55.86% in 1997, and 67.75% in 1996. Factors contributing to the better efficiency ratio in 1998 included the increased net interest margin dollars, increased non-interest income, and from 1996 to 1997, decreased non-interest expenses. Total assets per employee improved 8.6% from $3.3 million for 1997 to $3.6 million for 1998. Income from continuing operations per employee averaged $42,400 in 1998 compared to $38,300 in 1997 and $24,600 in 1996.

INCOME TAX EXPENSE ... Three Rivers Bank's provision for income taxes for year to date September 30, 1999 was $3.2 million reflecting an effective tax rate of 29.8%. The Bank's year to date income tax provision through September 30, 1998 was $3.6 million for an effective tax rate of 30.2%. The lower effective tax rate in 1999 was due to a reduced level of pre-tax income combined with increased total tax-free asset holdings in year to date September 30, 1999. The tax-free asset holdings consist primarily of municipal investment securities, bank owned life insurance, and commercial loan tax anticipation notes.

     Three Rivers Bank's provision for income taxes for the year 1998 was $4.8 million reflecting an effective tax rate of 30.2%. The Bank's 1997 income tax provision was $4.5 million reflecting an effective tax rate of 30.9%. The Bank's 1996 income tax provision was $2.5 million reflecting an effective tax rate of 27.2%. The higher tax expense in 1998 was due to greater pre-tax income, as the effective tax rate was relatively consistent between years. Between 1997 and 1996, the $2 million increase in income tax expense was due to higher pre-tax earnings as the level of tax-free income was relatively consistent between years.

BALANCE SHEET ... Three Rivers Bank's total consolidated assets (excluding net assets of discontinued mortgage banking operations) were $1.05 billion at September 30, 1999, compared with $985.6 million at December 31, 1998, which represents an increase of $65 million or 6.6%. During the first nine months of 1999, total loans and loans held for sale increased by less than 1%. Total investment securities increased by $52.5 million as increased borrowings were used to purchase securities. Intangible assets increased by $1.2 million due to the core deposit intangible resulting from a February 1999 branch acquisition.

     Total deposits decreased by $12 million or 2.1% since December 31, 1998, due to increasingly competitive deposit pricing in the Pittsburgh market area. The Bank's total borrowed funds position increased by $87 million in order to fund the earning asset growth. Total equity declined by $11 million due to a decline in accumulated other comprehensive income as a result of a decrease in the market value of the available for sale securities portfolio.

     Three Rivers Bank's total consolidated assets (excluding net assets of discontinued mortgage banking operations) were $985.6 million at December 31, 1998, compared with $947.7 million at December 31, 1997, which represents an increase of 4% or $37.9 million. During 1998, total loans and loans held for sale increased by approximately $1.6 million or less than 1%. Heightened mortgage loan refinancing activity and competition led to an $11.9 million or 5.3% decrease in mortgage loans. Consumer loans continued to decline due to net run-off experienced in the indirect auto loan portfolio, as Three Rivers Bank has exited this low profit line of business. The more profitable commercial loan portfolio saw growth of approximately
$14.6 million or 37% between December 31, 1997 and 1998.   Total
investment securities increased by $31 million because the Bank more aggressively purchased securities in the second half of 1998. These purchases were made due to expected continuation of strong cashflow from prepaying mortgage-backed securities and to position the balance sheet for the net in-flow of approximately $12 million in cash from a branch acquisition which was completed in February 1999.

     Total deposits increased by $35 million or 6.6% since
December 31, 1997, due largely to the acquisition of $27 million of deposits in 1998 with the purchase of two National City Bank branch offices located in Allegheny County.

INTEREST RATE SENSITIVITY ... Asset/liability management involves managing the risks associated with changing interest rates and the resulting impact on Three River Bank's net interest income, net income and capital. The overall interest rate risk position and strategies are reviewed by senior management and Three Rivers Bank's Board of Directors on an ongoing basis. The management and measurement of interest rate risk at Three Rivers is performed by using the following tools:

     - Simulation modeling which analyzes the impact of interest rate changes on net interest income, net income and capital levels over specific future time periods. The simulation modeling forecasts earnings under a variety of scenarios that incorporate changes in the absolute level of interest rates, the shape of the yield curve, prepayments and changes in the volumes and rates of various loan and deposit categories. The simulation modeling also incorporates all off balance sheet hedging activity as well as assumptions about reinvestment and the repricing characteristics of certain assets and liabilities without stated contractual maturities.

     - Static "GAP" analysis which analyzes the extent to which interest rate sensitive assets and interest rate sensitive liabilities are matched at specific points in time. For static GAP analysis, Three Rivers Bank typically defines interest rate sensitive assets and liabilities as those that reprice within six months or one year.

     -  Market value of portfolio equity sensitivity analysis.

     The overall interest rate risk position and strategies are reviewed by senior management and the Bank's Board of Directors on an ongoing basis. The following tables present a summary of Three Rivers Bank's static GAP position.



                                               GAP positions at September 30, 1999:
                                                    Over       Over
                                                  3 Months   6 Months
                                       3 Months    Through    Through     Over
Interest Sensitivity Period             or Less   6 Months    1 Year     1 Year      Total
                                           (In thousands, except ratios and percentages)
Rate sensitive assets:
Loans                                  $ 103,586 $  28,652  $  50,229   $ 280,972  $463,439
Investment securities and assets
  held in trust for collateralized
  mortgage obligation                    107,713    18,315     38,506     365,666   530,200
Other assets                                   -         -     12,271           -    12,271
  Total rate sensitive assets            211,299    46,967    101,006     646,638 1,005,910
Rate sensitive liabilities:
Deposits:
  Non-interest bearing deposits                -         -          -      86,066    86,066
  NOW and Super NOW                            -         -          -      40,655    40,655
  Money market                            53,426         -          -           -    53,426
  Other savings                                -         -          -      67,239    67,239
  Certificates of deposit of
    $100,000 or more                      20,789     2,201        100         124    23,214
  Other time deposits                     46,819    45,822     89,730      95,885   278,256
    Total deposits                       121,034    48,023     89,830     289,969   548,856
Borrowings                               209,748    10,375        750     220,572   441,445
  Total rate sensitive liabilities       330,782    58,398     90,580     510,541   990,301
Off-balance sheet hedges                  40,000         -    (40,000)          -         -
Interest sensitivity GAP:
  Interval                              (159,483)  (11,431)    50,426     136,097         -
  Cumulative                            (159,483) (170,914)  (120,488)     15,609    15,609
Period GAP ratio                           0.57      0.80       2.00        1.27          -
Cumulative GAP ratio                       0.57      0.60       0.69        0.98          -
Ratio of cumulative GAP to total
  assets                                 -15.18%   -16.27%    -11.47%       1.49%


                                         At            At             At
                                   September 30,  December 31,  September 30,
                                        1999           1999          1998
                            (In thousands, except ratios and percentages)
SIX MONTH CUMULATIVE GAP
     RSA                             $ 258,266      $ 295,769     $ 279,792
     RSL                              (389,180)      (334,228)     (440,810)
     OFF-BALANCE SHEET HEDGES           40,000         25,000        25,000

     GAP                              (170,914)       (13,459)     (136,018)

     GAP RATIO                            0.60           0.96          0.67

     GAP AS A % OF TOTAL ASSETS         (16.27%)        (1.37)      (13.99%)
     GAP AS A % OF TOTAL CAPITAL       (339.80%)       (22.05%)    (214.65%)

ONE YEAR CUMULATIVE GAP
     RSA                               359,272        433,353       424,897
     RSL                              (479,760)      (423,808)     (538,318)
     OFF-BALANCE SHEET HEDGES               -              -             -

     GAP                              (120,488)         9,545      (113,421)

     GAP RATIO                            0.75           1.02          0.79

     GAP AS A % OF TOTAL ASSETS         (11.47%)         0.97%       (11.67%)
     GAP AS A % OF TOTAL CAPITAL       (239.54%)        15.64%      (178.99%)


     When September 30, 1999, is compared to December 31, 1998, both Three Rivers Bank's six month and one year cumulative GAP ratios became more negative due primarily to reduced asset sensitivity resulting from slowing prepayment speeds on mortgage-backed securities. An increase in Three Rivers Bank's short-term FHLB borrowings combined with the maturity of several off-balance sheet hedges also contributed to increased rate sensitive liabilities.

     A portion of the Bank's funding base is low cost core deposit accounts which do not have a specific maturity date.
The accounts that comprise these low cost core deposits include passbook savings accounts, money market accounts, NOW accounts, and daily interest savings accounts. At September 30, 1999, the balance in these accounts totaled $161 million or 15.4% of total assets. Within the above static GAP table, approximately $53 million or 33% of these core deposits are assumed to be rate sensitive liabilities which reprice in one year or less; this assumption is based upon historical experience in varying interest rate environments and is reviewed annually for reasonableness. Three Rivers Bank recognizes that the pricing of these accounts is somewhat inelastic when compared to normal rate movements.

     There are some inherent limitations in using static GAP analysis to measure and manage interest rate risk. For instance, certain assets and liabilities may have similar maturities or periods to repricing but the magnitude or degree of the repricing may vary significantly with changes in market interest rates. As a result of these GAP limitations, management places primary emphasis on simulation modeling to manage and measure interest rate risk. Three Rivers Bank's asset liability management policy seeks to limit net interest income variability over a twelve month period to +/- 7.5% and net income variability to +/- 15.0% based upon varied economic rate forecasts which include interest rate movements of up to 200 basis points and alterations of the shape of the yield curve. Additionally, Three Rivers Bank in 1998 began using market value sensitivity measures to further evaluate the balance sheet exposure to changes in interest rates. Market value of portfolio equity sensitivity analysis captures the dynamic aspects of long-term interest rate risk across all time periods by incorporating the net present value of expected cash flows from Three Rivers Bank's assets and liabilities. Three Rivers Bank monitors the trends in market value of portfolio equity sensitivity analysis on a quarterly basis.

     The following table presents an analysis of the sensitivity inherent in Three Rivers Bank's net interest income, net income and market value of portfolio equity. The interest rate scenarios in the table compare Three Rivers Bank's base forecast or most likely rate scenario at September 30, 1999, to scenarios which reflect ramped increases and decreases in interest rates of 200 basis points along with performance in a stagnant rate scenario with interest rates held flat at the September 30, 1999, levels. Three Rivers Bank's most likely rate scenario is based upon published economic consensus estimates. Each rate scenario contains unique prepayment and repricing assumptions which are applied to Three Rivers Bank's expected balance sheet composition which was developed under the most likely interest rate scenario.

                   Variability Of                           Change In
Interest Rate       Net Interest     Variability Of       Market Value Of
   Scenario            Income           Net Income       Portfolio Equity
Base                        0%                0%                  0%
Flat                     0.74              1.51                3.26
200 bp increase          (5.8)            (11.9)              (54.3)
200 bp decrease          0.93              (2.2)               53.6

     As indicated in the table, the maximum negative variability of Three Rivers Bank's net interest income and net income over the next twelve month period was (5.8%) and a (11.9%) respectively, under an upward rate shock forecast reflecting a 200 basis point increase in interest rates. The variability of market value of portfolio equity was (54.3%) under this interest rate scenario. The off-balance sheet borrowed funds hedges also helped reduce the variability of forecasted net interest income, net income and market value of portfolio equity in a rising interest rate environment. Finally, this sensitivity analysis is limited by the fact that it does not include any balance sheet repositioning actions Three Rivers Bank may take should severe movements in interest rates occur such as lengthening or shortening the duration of the securities portfolio or entering into additional off-balance sheet hedging transactions. These actions would likely reduce the variability of each of the factors identified in the above table in the more extreme interest rate shock forecasts.

     Within the investment portfolio at September 30, 1999, 75.1% of the portfolio is currently classified as available for sale and 24.9% as held to maturity. This compares to a portfolio composition breakdown of 68.6% available for sale and 31.4% held to maturity at December 31, 1998. The available for sale classification provides management with greater flexibility to manage the securities portfolio to better achieve overall balance sheet rate sensitivity goals and provide liquidity to fund loan growth if needed. Furthermore, it is Three Rivers Bank's intent to continue to diversify its loan portfolio to increase liquidity and rate sensitivity and to better manage Three Rivers Bank's long-term interest rate risk by continuing to sell newly originated fixed-rate mortgage loans.

LIQUIDITY

     Financial institutions must maintain liquidity to meet day-to-day requirements of depositor and borrower customers, take advantage of market opportunities, and provide a cushion against unforeseen needs. Liquidity needs can be met by either reducing assets or increasing liabilities. Sources of asset liquidity are provided by short-term investment securities, time deposits with banks, federal funds sold, banker's acceptances, and commercial paper. For Three Rivers Bank, these assets totaled $88 million at September 30, 1999, compared to $154 million and $84 million at December 31, 1998 and December 31, 1997.
Maturing and repaying loans, as well as the monthly cash flow associated with mortgage-backed securities are other significant sources of asset liquidity for Three Rivers Bank.

     Liability liquidity can be met by attracting deposits with competitive rates, using repurchase agreements, buying federal funds, or utilizing the facilities of the Federal Reserve or the Federal Home Loan Bank systems. Three Rivers' utilizes a variety of these methods of liability liquidity. At September 30, 1999, Three Rivers had approximately $85 million of unused lines of credit available under informal arrangements with correspondent banks compared to $125 million at December 31, 1998. These lines of credit enable Three Rivers Bank to purchase funds for short-term needs at current market rates. Additionally, Three Rivers Bank is a member of the Federal Home Loan Bank which provides intermediate to longer term advances to its members for up to approximately 80% of their investment in assets secured by one- to four-family residential real estate. This would suggest a remaining current total available Federal Home Loan Bank aggregate borrowing capacity at September 30, 1999 of approximately $93.1 million.

     Liquidity can be further analyzed by utilizing the Consolidated Statement of Cash Flows. Cash equivalents increased by $1.7 million from December 31, 1998 to September 30, 1999, due primarily to $70 million of net cash provided by financing activities and $68 million of net cash used by operating and investing activities. Within investing activities, purchases of investment securities exceeded cash proceeds from investment security maturities and sales by $53 million. Cash advanced for new loan fundings totaled $137 million and was approximately $2.5 million greater than the cash received from loan principal payments. Advances from the Federal Home Loan Bank provided $50 million of cash.

     Cash equivalents increased by $1.8 million between December 31, 1998 and December 31, 1997. Within investing activities, purchases of investment securities exceeded the cash proceeds from investment security maturities and sales by approximately $30 million. Cash advanced for new loan fundings totaled $154 million and was approximately $2.6 million greater than the cash received from loan principal payments. Within financing activities, cash generated from the sale of new certificates of deposit exceeded the cash payments for maturing certificates of deposit by $38 million.

CAPITAL RESOURCES ... As presented in Note 19 to the consolidated financial statements set forth elsewhere herein, each of Three Rivers Bank's regulatory capital ratios decreased between December 31, 1998 and September 30, 1999, due to a reduction in tangible equity resulting from the $1.4 million core deposit premium associated with the 1999 branch acquisition. Each of Three Rivers Bank's regulatory capital ratios increased between December 31, 1997 and December 31, 1998. This was primarily due to a capital infusion of $7,000,000. Specifically, the Tier 1 capital and asset leverage ratio increased from 10.83% and 5.47% at December 31, 1997, to 12.07% and 6.02% at December 31, 1998. The Bank targets an operating range of 6.0% to 6.50% for the asset leverage ratio because management and the Board of Directors believes that this level provides an optimal balance between regulatory capital requirements and shareholder value needs. Strategies that the Bank could use to manage its capital include common dividend payments, treasury stock repurchases, and earning asset growth.

     The Bank exceeds all regulatory capital ratios for each of the periods presented. Furthermore, the Bank is considered "well capitalized" under all applicable FDIC regulations. It is the Bank's ongoing intent to continue to prudently leverage the capital base in an effort to increase return on equity performance while maintaining necessary capital requirements.
It is, however, the Bank's intent to maintain the FDIC "well capitalized" classification to ensure the lowest deposit insurance premium and to maintain an asset leverage ratio of no less than 6.0%.

                          BUSINESS

General

     Three Rivers Bancorp is a company organized under the Pennsylvania Business Corporation Law of 1988 that has received approval under the Bank Holding Company Act of 1956 (the "BHCA") to become a holding company upon acquiring all of the outstanding capital stock of Three Rivers Bank contemporaneously with the Distribution.

Three Rivers Bank

     Three Rivers Bank is a state bank chartered under the Pennsylvania Banking Code of 1965, as amended. Through 24 locations in Allegheny, Washington and Westmoreland Counties, Pennsylvania, Three Rivers Bank conducts a general retail banking business consisting of granting commercial, consumer, construction, mortgage and student loans, and offering checking, interest bearing demand, savings and time deposit services. It also operates 23 ATMs that are affiliated with MAC, a regional ATM network, and Plus System, a national ATM network.

     Three Rivers Bank also offers wholesale banking services to other banks, merchants, governmental units, and other large commercial accounts. Such services include balancing services, lock box accounts, and providing coin and currency. Additionally, TRB Financial Services Corporation, a wholly owned subsidiary of Three Rivers Bank was formed on August 5, 1997. TRB Financial Services Corporation engages in the sale of annuities and mutual funds.

     Three Rivers Bank also has a wholly owned mortgage banking subsidiary - Standard Mortgage Corporation of Georgia. Standard Mortgage Corporation, based in Atlanta, Georgia, is a mortgage banking company that originates, sells, and services residential mortgage loans. All of the outstanding capital stock of Standard Mortgage will be internally distributed by Three Rivers to USBANCORP prior to the Distribution, so that Standard Mortgage will become a direct subsidiary of USBANCORP. Therefore, upon completion of the Distribution, Standard Mortgage will no longer be affiliated with Three Rivers Bank. See "The Distribution -- Spin-Off of Standard Mortgage Corporation to USBANCORP."

     Three Rivers Bank's deposit base is such that loss of one depositor or a related group of depositors would not have a materially adverse effect on its business. In addition, the loan portfolio is also diversified so that one industry or group of related industries does not comprise a material portion of the loan portfolio. Three Rivers Bank's business is not seasonal nor does it have any risks attendant to foreign sources. As a state chartered, federally-insured bank and trust company which is not a member of the Federal Reserve System, Three Rivers Bank is subject to supervision and regular examination by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Various federal and state laws and regulations govern many aspects of its banking operations.

Monetary Policies

     Commercial banks are affected by policies of various regulatory authorities including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Board of Governors are: open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements on bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments, and deposits, and may also affect interest rate charges on loans or interest paid for deposits. The monetary policies of the Board of Governors have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Competition

     Three Rivers Bank and its subsidiary entities face strong competition from other commercial banks, savings banks, savings and loan associations, and several other financial or investment service institutions for business in the communities they serve. Several of these institutions are affiliated with major banking and financial institutions, such as Mellon Bank Corporation and PNC Financial Corporation, which are substantially larger and have greater financial resources than the subsidiary entities. As the financial services industry continues to consolidate, the scope of potential competition affecting the subsidiary entities will also increase. For most of the services that the subsidiary entities perform, there is also competition from credit unions and issuers of commercial paper and money market funds. Such institutions, as well as brokerage houses, consumer finance companies, insurance companies, and pension trusts, are important competitors for various types of financial services. In addition, personal and corporate trust investment counseling services are offered by insurance companies, other firms, and individuals.

New Legislation

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "GLB Act"). The GLB Act makes significant changes in U.S. banking law, principally by overturning the 1933 Glass-Steagall Act. Under the GLB Act, banks and other financial companies, such as securities firms and insurance companies, will be able to combine and be commonly owned. The GLB Act also permits bank holding companies and banks to engage in a broader range of financially related activities than was available to them before. The GLB Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature.

     The GLB Act also contains a number of provisions that will affect the operations of all financial institutions. One of the new provisions relates to the financial privacy of consumers, authorizing the federal banking regulators to adopt rules that would limit the ability of banks and other financial entities to disclose non-public information about consumers to entities that are not affiliates. These limitations will likely require more disclosure to consumers, and in some circumstances will require consent by the consumer before information is allowed to be provided to a third party. We do not expect that any of the regulatory provisions of the GLB Act will materially affect our operations or significantly increase our costs.

Market Area

     The Pittsburgh, Pennsylvania area enjoys a strong and growing economy. Recent unemployment data for the six-county area in and around Pittsburgh (the "Pittsburgh Metro Area") improved to 4.2%, down approximately 0.4% from the same period in 1998. Similar to national statistics, the Pittsburgh Metro Area continues to run brisk as a result of consumer spending, strong employment, greater hours worked, and little or no inflationary pressures. Recent economic trend reports show a highly confident Pittsburgh consumer spending freely on new automobiles, large one-time items, and general goods, pushing retail sales to record levels. Local businesses and manufacturers are working hard to keep up with demand. Regional Gross Domestic Product is expected to parallel national statistics for the 1999 fourth quarter at near or slightly in excess of 5.0%.

Economic expectations remain favorable for the Pittsburgh Metro Area. While higher interest rates are beginning to slow the housing industry in the region, the tone of the economy remains strong but slowing. The recent Federal Reserve Board increase in rates is beginning to take hold; most economists suggest additional increases during the first quarter of 2000. Economic expansion is expected to slow to a more reasonable rate between 2% and 3% over the Year 2000. As long as unemployment and inflation remain at record low levels, the Pittsburgh Metro Area is expected to fare quite well.

Employees

     Three Rivers Bank had approximately 207 full-time and 93 part-time employees as of September 30, 1999.

Commitments and Lines of Credit

     Three Rivers Bank is obligated under commercial, standby, and trade-related irrevocable letters of credit aggregating $5.2 million at September 30, 1999. In addition, the Bank has issued lines of credit to customers generally for periods of up to one year. Borrowings under such lines of credit are for the working capital needs of the borrower. At September 30, 1999, the Bank had unused loan commitments of approximately
$82.9 million.

Investment Portfolio

     Investment securities held to maturity are carried at amortized cost while investment securities classified as available for sale are reported at fair value. At September 30, 1999, approximately 75.1% of the portfolio was categorized as held to maturity and 24.9% as available for sale.

The following table sets forth the book and market value of Three Rivers Bank's investment portfolio as of the periods indicated:

Investment Securities Available for Sale
                           At September 30,            At December 31,
                           1999       1998       1998       1997       1996
                                            (In thousands)
Book Value:
  U.S. Treasury          $      -   $      -   $      -  $      -    $  2,993
  U.S. Agency              17,727     36,016     16,025     1,020       4,224
  State and municipal       1,242      4,234      2,326     4,476       6,956
  Mortgage-backed
    securities            365,128    259,661    290,703   254,907     156,057
  Other securities         31,802     17,094     17,169    16,844      12,019
Total book value of
  investment securities
  available for sale      415,899    317,005    326,223   277,247     112,482
Total market value of
  investment securities
  available for sale      398,297    322,023    327,669   279,461     182,794

Investment Securities Held to Maturity
                           At September 30,            At December 31,
                           1999       1998       1998       1997       1996
                                            (In thousands)
Book Value:
  U.S. Treasury          $  5,047   $  4,000   $  5,089    $  4,008  $  4,018
  U.S. Agency                   -          -           -          -     4,994
  State and municipal      59,644     38,920     51,718      36,569    36,446
  Mortgage-backed
    securities             67,212     99,099     93,181     126,762   134,768
  Other securities              -          -          -           -         -
Total book value of
  investment securities
  held to maturity        131,903    142,019    149,988     167,339   180,226
Total market value of
  investment securities
  held to maturity        128,219    145,393    151,398     168,926   180,078

     Three Rivers Bank and its subsidiaries, collectively, did not hold securities of any single issuer, excluding U.S. Treasury and U.S. Agencies, that exceeded 10% of shareholders' equity at September 30, 1999. Maintaining investment quality is a primary objective of Three Rivers Bank's investment policy which, subject to certain minor exceptions, prohibits the purchase of any investment security below a Moody's Investor Service or Standard & Poor's rating of "A." At September 30, 1999 and 1998, 98.2% of the portfolio was rated "AAA." Less than 1.0% was rated below "A" or unrated at September 30, 1999.

Loan Portfolio

     The following table sets forth Three Rivers Bank's loans by major category as of the dates set forth below:

                              At September 30,                    At December 31,
                               1999      1998      1998      1997      1996      1995      1994
                                                        (In thousands)
Commercial                   $53,369   $56,705   $53,563   $39,003   $32,352   $30,788   $51,387
Commercial loans
  secured by real estate     187,189   165,256   167,091   171,377   148,231    75,396    63,637
Real estate- mortgage(1)     198,338   213,994   213,067   225,008   216,483   233,113   266,044
Consumer                      30,211    33,125    34,565    31,396    35,162    29,342    65,670

Gross loans                 $469,107  $469,080  $468,286  $466,784  $432,228  $368,639  $446,738
Less:  unearned income           (68)     (106)      (92)     (169)     (300)     (699)   (1,907)

Loans, net of unearned
  income                     469,039   468,974   468,194   466,615   431,928   367,940   444,831


(1) At September 30, 1999, December 31, 1998 and 1997, real estate-construction loans constituted 3.0%, 4.2% and 2.1% of Three Rivers' total loans, net of unearned income, respectively.

     The amount of loans outstanding by category as of September 30, 1999, which are due in (i) one year or less, (ii) more than one year through five years, and (iii) over five years, are shown in the following table. Loan balances are also categorized according to their sensitivity to changes in interest rates.


[CAPTION]

                                                    More Than
                                                    One Year
                                      One Year       Through        Over         Total
                                      or Less      Five Years    Five Years      Loans
                                                 (In thousands, except ratios)
Commercial                          $23,842         $ 5,886       $ 23,641     $ 53,369
Commercial loans secured by real
  estate                             26,997          28,836        131,355      187,189
Real estate-mortgage                 14,479          34,475        149,384      198,338
Consumer                              4,367          14,133         11,711       30,211
Total                               $69,685         $83,330       $316,091     $469,107
Loans with fixed-rate                20,800          69,350        195,954      286,105
Loans with floating-rate             48,885          13,980        120,137      183,002
Total                               $69,685         $83,330       $316,091     $469,107
Percent composition of
  maturity                             14.9%           17.7%          67.4%       100.0%
Fixed-rate loans as a
  percentage of total
  loans                                29.8%           83.2%          62.0%        61.0%
Floating-rate loans as a
  percentage of total loans            70.2%           16.8%          38.0%        39.0%


     The loan maturity information is based upon original loan terms and is not adjusted for principal paydowns and "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount at interest rates prevailing at the date of renewal. At September 30, 1999, 61% of total loans were fixed-rate, which was comparable with the prior year. The stability in the fixed-rate percentage between years reflects continued customer preference for fixed-rate loans. Also, a good portion of the commercial real estate loan growth has occurred in the five year fixed-rate area. For additional information regarding interest rate sensitivity, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations - Interest Rate Sensitivity."

Deposits

     The following table sets forth the average balance of Three
Rivers' deposits and the average rates paid thereon:



                 For the Nine Months ended September 30,                 For the Year ended December 31,
                       1999                    1998               1998               1997               1996
                 Amount    Rate     Amount    Rate          Amount    Rate     Amount    Rate     Amount    Rate
                                               (In thousands, except rates)
Demand - non-
  interest
  bearing       $ 82,443      -%    $ 76,559     - %       $ 77,561      - %   $ 73,660    - %   $ 71,547       - %
Demand -
  interest
  bearing         44,315   0.97%      42,491   0.97%         43,019    0.97%     42,645  0.97%     44,825     0.98
Savings           66,727   1.79       65,599   1.59          65,399    1.59      66,633  1.83      66,663     2.06
Money markets     58,513   2.98       50,132   2.80          50,963    2.84      48,173  2.67      55,024     2.58
Other time       314,551   5.05      310,305   5.46         310,109    5.42     309,220  5.49     307,707     5.29
Total deposits  $566,549   3.98%    $545,086   4.23%       $547,051    4.20%   $540,331  4.26%   $545,766     4.12%
                ========   ====     ========   ====        ========    ====    ========  ====    ========     =====



     The following table indicates the maturities and amounts of certificates of deposit issued in denominations of $100,000 or more as of September 30, 1999:

                                                   Maturing in:
                                                  (In thousands)
Three months or less                                  $20,789
Over three through six months                           2,201
Over six through twelve months                            100
Over twelve months                                        124
Total                                                 $23,214
                                                      =======

Properties

     The principal office of Three Rivers Bancorp is located at 2681 Mosside Boulevard in Monroeville, Pennsylvania. As of the Distribution Date, Three Rivers Bancorp will own 13 locations, with an additional 12 locations leased with terms expiring from November 30, 1999 to November 30, 2009.

Legal Proceedings

     Three Rivers is subject to a number of asserted and unasserted potential legal claims encountered in the normal course of business. In the opinion of both management and legal counsel, there is no present basis to conclude that the resolution of these claims will have a material adverse effect on Three Rivers' consolidated financial position or results of operations.

                MANAGEMENT OF THREE RIVERS BANCORP

Directors

     Three Rivers Bancorp's Articles of Incorporation provide that the number of directors may not be less than five nor more than twenty-five, provided that the number of directors may be altered from time to time, by resolution adopted by the Three Rivers Bancorp's Board of Directors.

     The Board of Directors will be divided into three classes, each to serve respectively until the annual meetings of shareholders in 2001, 2002 and 2003, and until their successors shall be elected and shall qualify. Thereafter, their successors shall be elected for three year terms and until their successors shall be elected and shall qualify.

     The following sets forth certain information concerning the individuals who have agreed to serve as directors of Three
Rivers Bancorp following the Distribution.

                                                       DIRECTOR
NAME(1)                                           AGE  SINCE(2)

Class I Directors to Serve Until 2001

Clifford A. Barton                                71   1966
  Retired; Former Chairman, President and
  Chief Executive Officer of USBANCORP;
  Member of Board of Directors of Crown
  American Realty Trust

Terry K. Dunkle                                   58   1988
  Chairman, President and Chief Executive
  Officer of USBANCORP until the Distribution
  Date and of Three Rivers Bancorp

J. Terrence Farrell                               52   1983
  Attorney-at-Law

Marylouise Fennell, Ed.D.                         60   1994
  Higher Education Consultant

Jack Sevy                                         69   1984
  Retired; Former Owner and Operator,
  New Stanton West Auto/Truck Plaza

Class II Directors to Serve Until 2002

Jerome M. Adams                                   68   1973
  Senior Partner,
  Adams, Myers and Baczkowski,
  Attorneys-at-Law

I. N. Rendall Harper, Jr.                         61   1999
  President and CEO
  American Micrographics Company, Inc.

Richard W. Kappel                                 68   1967
  Retired CEO, Secretary and Treasurer
  of Wm. J. Kappel Wholesale Co.

W. Harrison Vail                                  58   1991
  President and Chief Executive Officer
  of Three Rivers Bank

Charles R. Zappala                                51   2000
  Chairman Russell, Rea, Zappala & Gomulka,
  Holding Company

Class III Directors to Serve Until 2003

Michael F. Butler                                 64   1993
  Business Consultant and Attorney-at-Law

James R. Ferry                                    61   1991
  President of Ferry Electric Company,
  Electrical Contractor

Steven J. Guy                                     40   1999
  CFO and Vice President of Finance
  Oxford Development Company

Stephen I. Richman                                66   1991
  Senior Partner,
  Richman & Smith
  Law Firm

Edward W. Seifert                                 61   1967
  Attorney-at-Law, Partner,
  Reed, Smith, Shaw & McClay

________________

(1) Except for positions with Three Rivers Bancorp, all directors and nominees have held the positions indicated or another senior executive position with the same entity or one of its affiliates or predecessors for the past five years.

(2) Reflects the earlier of the first year as a director of USBANCORP, U.S. Bank, Three Rivers Bank or predecessor institutions Community Bancorp, Inc. or Johnstown
     Savings Bank.

Board Compensation and Benefits

     Employee Directors will not receive additional compensation for serving on the Board of Directors of Three Rivers Bancorp. Non-employee Directors of Three Rivers Bancorp will receive an annual retainer of $6,000, payable in Three Rivers Bancorp Common Stock. Three Rivers Bancorp will also pay the premiums on directors' and officers' liability and business travel accident insurance policies covering the Directors. In addition, non-employee directors will receive cash compensation of $550 per meeting for attendance at Three Rivers Bancorp Board of Directors meetings. A fee of $400 per meeting will be paid for attendance at each meeting of any committee of such Board.

Committees of the Board

     It is anticipated that Three Rivers Bancorp will establish
Audit, Compensation and Nominating Committees of the Board. It is also anticipated that all members of such committees will be non-employee Directors.

     Audit Committee. The Audit Committee will: (i) recommend to the Board the selection, retention or termination of Three Rivers Bancorp's independent auditors; (ii) approve the level of non-audit services provided by the independent auditors;
(iii) review the scope and results of the work of Three Rivers' internal audit service providers; (iv) review the scope and approve the estimated cost of the annual audit; (v) review the annual financial statements and the results of the audit with management and the independent auditors; (vi) review with management and the independent auditors the adequacy of Three Rivers' system of internal accounting controls; (vii) review with management and the independent auditors the significant recommendations made by the auditors with respect to changes in accounting procedures and internal accounting controls; and
(viii) report to the Board on the results of its review and make such recommendations as it may deem appropriate.

     Compensation Committee. The Compensation Committee will review and approve the compensation of the senior executives of Three Rivers. [This committee will also administer the Three Rivers Bancorp Long-Term Incentive Plan. See "New Stock-Based and Incentive Plans of Three Rivers."]

     Nominating Committee.  The Nominating Committee will:
(i) identify suitable candidates for Board membership and in such capacity will consider nominees recommended by shareholders; (ii) propose to the Board a slate of directors for election by the shareholders at each annual meeting; and
(iii) propose candidates to fill vacancies on the Board based on qualifications it determines to be appropriate.

Executive Officers

     In addition to Messrs. Dunkle and Vail (see "Management of
Three Rivers Bancorp -- Directors"), the following persons are expected to serve as executive officers of Three Rivers as of the Distribution Date:

Name                             Title

Terry K. Dunkle                  Chairman and Chief
                                 Executive Officer (1)

W. Harrison Vail                 Vice Chairman of the Board,
                                 President and COO

Harry G. King                    Senior Vice President,
                                 Support Services

Louis Klippa                     Senior Vice President,
                                 Operations

Vincent Locher                   Senior Vice President and
                                 Chief Commercial Loan Officer

Gary McKeown                     Senior Vice President
                                 and Chief Credit Officer

Anthony M. V. Eramo              Vice President and Chief
                                 Financial Officer

(1) Mr. Dunkle will also serve as the Chief Executive Officer of USBANCORP in order to assist USBANCORP management with the post-Distribution transition matters.

Stock Ownership of Executive Officers and Directors

     The following table sets forth information concerning Three Rivers Bancorp Common Stock that is expected to be beneficially owned by each of Three Rivers Bancorp's directors, by each of Three Rivers Bancorp's executive officers and by all directors and executive officers as a group. The projections are based upon the number of shares of USBANCORP Common Stock held by the individuals and the group at __________________, 2000, and do not include shares subject to options granted under USBANCORP's 1991 Stock Option Plan which will be converted into options to acquire Three Rivers Bancorp Common Stock. See "USBANCORP Stock Option Conversion." Except for Mr. Barton, who will own 1.4% of the outstanding Three Rivers Bancorp Common Stock, none of the following persons will hold in excess of 1% of Three Rivers Bancorp Common Stock.

                                                Projected Number
Beneficial Owner                                    of Shares

Clifford A. Barton...........................        95,476
Terry K. Dunkle..............................        25,986
Richard W. Kappel............................        16,006
Michael F. Butler............................        15,243
W. Harrison Vail.............................        10,379
Jerome M. Adams..............................         8,934
Jack Sevy....................................         3,701
Edward W. Seifert............................         3,454
J. Terrence Farrell..........................           820
Stephen I. Richman...........................           729
Marylouise Fennell...........................             0
James R. Ferry...............................           450
Steven J. Guy................................             0
I.N. Randall Harper, Jr. .....................            0
Charles R. Zappala...........................             0
Louis Klippa.................................         2,874
Gary McKeown.................................         2,352
Vincent Locher...............................         1,311
Harry G. King................................         1,282
Anthony M. V. Eramo..........................         1,027
All Directors and Executive Officers
  as a Group (18 persons)....................        188,742



                    EXECUTIVE COMPENSATION
                  Summary Compensation Table


                         Annual Compensation                 Long-Term Compensation_______
                                                                Awards             Payouts

                                                                   Securities
Name and                                             Restricted    Underlying     All Other
Principal                                              Stock         Options    Compensation
Position(1)         Year   Salary($)    Bonus($)(2)    Awards(3)      (#)(4)    ($)(5)(6)(7)

Terry K. Dunkle     1998   330,060       65,649      109,477            0       26,159
Chairman of the     1997   294,833      113,107           --       30,000       29,809
Board and Chief     1996   211,920       84,344           --       45,000       18,125
Executive Officer

W. Harrison Vail    1998   165,000       29,172       72,984            0       10,547
Vice Chairman       1997   145,000       50,263           --       18,000        9,701
of the Board        1996   120,000       42,719           --       24,000        8,497
and President


_______________

(1) Includes the cash and cash value of stock awards made to executive officers of USBANCORP and its subsidiaries under USBANCORP's Executive Annual Incentive Plan.

(2) Unless otherwise indicated, no executive officer named in the Summary Compensation Table received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of the officer's total compensation (salary and bonus).

(3) At the end of 1999 Messrs. Dunkle and Vail held 4,500 and 3,000 restricted shares of USBANCORP Common Stock worth $54,000 and $36,000, respectively. The restrictions on such shares lapse in three equal annual increments on the anniversaries of the award. Dividends are accrued and distributed when restrictions lapse on the corresponding shares. Amounts have been adjusted to reflect USBANCORP's July 1998 three-for-one stock split.

(4) Options were granted during 1997 and 1996 under the 1991 Stock Option Plan to the Named Officers. The options granted in 1997 were cancelled effective November 23, 1999.

(5) Includes amounts awarded under the Profit Sharing Plan of USBANCORP and U.S. Bank. All full-time employees of USBANCORP and U.S. Bank are entitled to participate in the Profit Sharing Plan. A contribution during any plan year is based on both net income and capital as defined in the Plan.

(6) Includes (a) the value of the premium paid by USBANCORP of $10,000 for a split dollar life insurance policy for Mr. Dunkle, and (b) the premiums paid by USBANCORP and its subsidiaries for life insurance policies with cover-age limits above $50,000 to Messrs. Dunkle and Vail.

(7) Includes amounts contributed under a 401(k) Plan of USBANCORP to Mr. Vail. Under the USBANCORP sponsored 401(k) plan, employees of Three Rivers Bank are allowed to contribute up to 20% of their compensation to the plan with an employer match of $.50 on each $1.00 of employee contribution up to a maximum of 6% of an employee's compensation.

USBANCORP Option Grants in Last Fiscal Year

     No grants of stock options were made in 1999 to the named executive officers.

              Aggregated USBANCORP Option Exercises
                       in Last Fiscal Year
                and Fiscal Year-End Option Values

                                                         Number of Securities           Value of Unexercised
                                                       Under lying Unexercised          In-the-Money Options
                                                      Options at Fiscal Year-End            at FY-End(2)
                          Shares ac-
                          quired on       Value
Name                      Exercise(#)   Realized(1)   Exercisable   Unexercisable   Exercisable   Unexercisable

Terry K. Dunkle             6,302       $53,463        $66,856       $     0         $143,397      $     0
W. Harrison Vail            2,100        21,143         44,340             0          117,621            0
[Add 3 others]


(1) Represents the aggregate market value of the underlying shares of USBANCORP Common Stock at the date of exercise minus the aggregate exercise prices for options exercised.

(2) "In the money options" are stock options with respect to which the market value of the underlying shares of USBANCORP Common Stock exceeded the exercise price at December 31, 1999. The value of such options is determined by subtracting the aggregate exercise price for such options from the aggregate fair market value of the underlying shares of USBANCORP Common Stock on December 31, 1999. Fair market value was determined by reference to the average of the high and low sale prices of USBANCORP Common Stock as quoted on the Nasdaq Stock Market.

Pension Plan

     Three Rivers Bank maintains a qualified defined benefit retirement plan for its employees (the "TRB Pension Plan"). Remuneration for pension benefit purposes is base pay, excluding overtime, bonus or reimbursement of business expense. An employee's benefit under the TRB Pension Plan is determined on the basis of "Final Average Pay," which means the highest average annual base salary received by an employee for any five consecutive year period during the ten-year period ending on the date of his or her termination of employment.

     Three Rivers Bank expects to make a contribution of $__________ in 2000 for the 1999 plan year.

     Estimated annual benefits payable upon retirement at age 65 after 15 years of service with respect to the specified remuneration are as follows:

                        PENSION TABLE

Five Calendar Year
          Average Salary                     Annual Benefit at
        Preceding Retirement              Normal Retirement Date

             $ 15,000                            $ 5,550
               25,000                              9,250
               40,000                             14,800
               60,000                             22,200
               90,000                             33,300
              100,000                             37,000
              120,000                             44,400
              140,000                             51,800
              150,000(1)                          55,500
_____________________________

(1) Effective for retirements on or after January 1, 1994, annual compensation for Plan purposes may not exceed $150,000 plus any increases applicable to cost of living adjustments. Employees with compensation exceeding $150,000 in years before 1994 may have larger "preserved benefits."

     The above benefits are paid for the life of the employee with a right of survivorship with respect to ten years of post-retirement benefits. Other optional forms of benefit are available in actuarially equivalent amounts. Current remuneration covered by the TRB Pension Plan in 1998 for Mr. Vail was $165,000, subject to the $150,000 limitation. Under the TRB Pension Plan, Mr. Vail had 14 years of credited service as of December 31, 1998.

     Mr. Dunkle is currently a participant in USBANCORP's Pension Plan, rather than the TRB Pension Plan. As of the Distribution Date, Mr. Dunkle will remain a participant in the USBANCORP Pension Plan and initially will not participate in the TRB Pension Plan). Current remuneration in 1998 which was covered by the USBANCORP Pension Plan for Mr. Dunkle was $330,000, subject to the $150,000 limitation. Under such plan, Mr. Dunkle had 11 years of credited service as of December 31, 1998.

Change In Control Agreements

     Three Rivers Bancorp intends to enter into Change in Control Agreements with Mr. Dunkle and Mr. Vail under which Three Rivers Bancorp will agree to provide the executives with severance benefits upon the occurrence of certain enumerated events ("Triggering Events") following a change in control of Three Rivers Bancorp ("Change in Control") (as defined in the Agreements). The initial term of the Agreements is expected to be three years, subject to an automatic one year extension on each anniversary date thereof, unless either party gives notice to the other of an intention not to renew. Under the Agreements, upon the occurrence of a Triggering Event following a Change in Control, Mr. Dunkle would be entitled to receive approximately 2.99 times his combined salary and bonus which will be determined (a) during the initial three year term of the Agreement by reference to his highest salary and bonus paid in the year in which he is terminated or in any one of the last five fiscal years preceding such termination, and (b) after the expiration of the initial term, by reference to the average of the executive's combined salary and bonus in the preceding five years. Under the Change in Control Agreement for Mr. Vail,
Mr. Vail would be entitled to receive 1.5 times his annual
combined base salary and bonus.   The executives, in their
discretion, may receive these payments in a lump sum or on a monthly installment basis. The Change in Control Agreements will also entitle the executives to continued participation in the employee benefits plans of Three Rivers Bancorp for a period of three years with respect to Mr. Dunkle and eighteen months with respect to Mr. Vail. In addition, the Agreements will provide that options held by the executives to acquire Three Rivers Bancorp Common Stock, to the extent not currently exercisable, will become immediately exercisable upon the occurrence of a Triggering Event following a Change in Control, and may be exercised by the executives at any time prior to the earlier of the expiration date of the options or 90 days after the executive's termination. The Agreements will also require Three Rivers Bancorp to make additional payments to the executives in the event that the severance payments described above result in the imposition of an excise tax, pursuant to
Section 4999 of the Internal Revenue Code of 1986 on the payment of such amounts.


NEW STOCK-BASED AND INCENTIVE PLANS OF THREE RIVERS BANCORP

Three Rivers Bancorp Long-Term Incentive Plan

     Generally. The Three Rivers Bancorp Long-Term Incentive Plan (the "Three Rivers LTIP") is expected to be approved prior to the Distribution Date by the Three Rivers Bancorp Board of Directors and by USBANCORP as the sole shareholder of Three Rivers Bancorp. The Three Rivers LTIP is expected to provide for the grant of various types of long-term incentive awards to key employees, consistent with the objectives and limitations of Three Rivers LTIP. These awards may include non-qualified options to purchase shares of Three Rivers Common Stock, incentive stock options, stock appreciation rights and restricted stock grants.

     Administration. The Three Rivers LTIP is expected to vest broad powers in the Compensation Committee (the "Compensation Committee") of Three Rivers Bancorp Board of Directors to administer and interpret the Three Rivers LTIP. The Compensation Committee's powers are expected to include authority, within the limitations set forth in the Three Rivers LTIP, to select the persons to be granted awards, to determine terms and conditions of awards, including but not limited to the type, size and term of awards, to determine the time when awards will be granted and any conditions for receiving awards, to establish objectives and conditions for earning awards, to determine whether such conditions have been met and whether payment of an award will be made at the end of an award period, or at the time of exercise, or deferred, to determine whether payment of an award should be reduced or eliminated, and to determine whether such awards should be intended to qualify, regardless of their amount, as deductible for U.S. Federal income tax purposes. The Three Rivers LTIP is also expected to generally vest broad powers in the Compensation Committee to amend and terminate the Three Rivers LTIP.

     Eligibility. Key employees of Three Rivers Bancorp and its divisions, subsidiaries and affiliates are expected to be eligible to be granted awards under the Three Rivers LTIP. The Compensation Committee may also grant awards to employees of a joint venture or other business in which Three Rivers Bancorp has a substantial investment, and may make awards to non-executive employees who are in a position to contribute to the success of Three Rivers Bancorp.

Three Rivers Executive Incentive Compensation Plan

     Generally. The Three Rivers' Executive Incentive Compensation Plan (the "Three Rivers Incentive Plan") is expected to be approved prior to the Distribution Date by the Three Rivers Bancorp Board of Directors and by USBANCORP as the sole shareholder of Three Rivers Bancorp. The Three Rivers Incentive Plan is expected to provide for officers of Three Rivers and its divisions and subsidiaries to be granted annual cash or stock incentive awards consistent with the objectives and limitations of the Three Rivers Incentive Plan.

     Administration. The Three Rivers Incentive Plan is expected to vest broad powers in the Compensation Committee to administer and interpret the Three Rivers Incentive Plan. The Compensation Committee's powers are expected to include authority, within the limitations set forth in the Three Rivers Incentive Plan, to select the persons to be granted awards, to determine the time when awards will be granted, to determine and certify whether objectives and conditions for earning awards have been met, to determine whether payment of an award will be made at the end of an award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated. The Three Rivers Incentive Plan is also expected to generally vest broad powers in the Compensation Committee to amend and terminate the Three Rivers Incentive Plan.

     Eligibility.  At the discretion of the Compensation
Committee, executive officers of Three Rivers are expected to be granted, and other officers of Three Rivers, its divisions and subsidiaries may be granted, annual incentive awards under the Three Rivers Incentive Plan.

Successor Plans

     On or prior to the Distribution Date, the Company intends to adopt a stock option plan with terms substantially similar to the USBANCORP 1991 Stock Option Plan (the "USBANCORP SOP") for the purpose of continuing the stock options which were granted under the USBANCORP SOP. These options will be converted into options to purchase Three Rivers Bancorp Common Stock. See "USBANCORP Stock Option Conversion." It has not yet been determined whether any new grants will be made under this new plan.

                USBANCORP STOCK OPTION CONVERSION

     Effective on the Distribution Date, holders of outstanding options to purchase USBANCORP Common Stock will have their interests adjusted as described below. The Compensation Committee of USBANCORP's Board of Directors has approved formulas to adjust the exercise price and award size of USBANCORP stock options pursuant to the terms and provisions of each such grant and the relevant plan. The adjustment formulas are intended to maintain the value of the outstanding USBANCORP stock options at the time of adjustment.

     Employees of Three Rivers who received USBANCORP stock options shall have such USBANCORP stock options entirely converted into options to purchase Three Rivers Bancorp Common Stock pursuant to one of two methods to be selected by the employee. Under the first method, the exercise price of each such Three Rivers stock option shall equal the exercise price of the corresponding USBANCORP stock option prior to the Distribution, multiplied by a factor (the "Three Rivers Stock Conversion Ratio") in which the numerator is the composite volume weighted average price of Three Rivers Bancorp Common Stock (trading on a "when issued" basis) for the trading days during a pricing period to be determined at a future date by the USBANCORP Board of Directors (the "Per Share Three Rivers Stock Price") and the denominator is the composite volume weighted average price of USBANCORP Common Stock trading with Three Rivers for the trading days during the pricing period (the "Per Share Pre-Split USBANCORP Stock Price"). The pricing period will occur prior to the Distribution, except that if Three Rivers Bancorp Common Stock does not trade on a "when issued" basis, the pricing period for determining the numerator of the above-described fraction will be soon after the Distribution Date. The number of shares of Three Rivers Bancorp Common Stock subject to each such Three Rivers stock option shall equal the number of shares subject to the corresponding USBANCORP stock option prior to the Distribution divided by the Three Rivers Stock Conversion Ratio. All other terms of such Three Rivers stock options shall be the same as the terms of the USBANCORP stock options from which they were converted.

     Employees of Three Rivers who have received USBANCORP stock options and who have elected the alternative method of conversion will have their options (in whole or in part) converted by the following method. The exercise price of each such Three Rivers Bancorp stock option shall equal the composite volume weighted average price of Three Rivers Bancorp Common Stock (trading on a "when issues" basis). The pricing period will occur prior to the Distribution, except that if Three Rivers Bancorp Common Stock does not trade on a "when issued" basis, the pricing period for determining the exercise price will be soon after the Distribution Date. The number of shares of Three Rivers Bancorp Common Stock subject to each such Three Rivers Bancorp stock option shall equal the number of shares required to keep the total fair value of the converted options equal to the total fair value of the options on a pre-Distribution basis.

     Employees of USBANCORP who will continue to be employed by USBANCORP after the Distribution Date and hold any USBANCORP stock options, and holders of any USBANCORP stock options who retire or have retired from USBANCORP on or prior to the Distribution Date, shall retain such options to purchase USBANCORP Common Stock, subject to the adjustments to the exercise price and number of shares subject to each such option. The exercise price of each adjusted USBANCORP Stock Option shall be determined by multiplying the USBANCORP stock option exercise price prior to the Distribution by a factor (the "USBANCORP Stock Conversion Ratio") where the numerator is the composite volume weighted average price of USBANCORP Common Stock trading without Three Rivers for the trading days during the pricing period (the "Per Share Post-Split USBANCORP Stock Price") and the denominator is the Per Share Pre-Split USBANCORP Stock Price. The number of shares of USBANCORP Common Stock subject to each Adjusted USBANCORP Stock Option shall equal the number of shares subject to such USBANCORP stock option prior to the Distribution divided by the USBANCORP Stock Conversion Ratio. All other terms of the Adjusted USBANCORP Stock Options shall be the same as the terms of the pre-adjustment USBANCORP stock options.

      CERTAIN RESTRICTIONS ON ACQUISITION OF THREE RIVERS

Pennsylvania Law

     The Pennsylvania Business Corporation Law contains certain provisions applicable to Three Rivers Bancorp that may have the effect of impeding a change in control of Three Rivers Bancorp.

     Chapter 25 of the Pennsylvania Business Corporation Law contains certain "anti-takeover" provisions which apply to a "registered corporation," unless the registered corporation elects not to be governed by such provisions. Three Rivers Bancorp will be a "registered corporation" within the meaning of Chapter 25 of the Pennsylvania Business Corporation Law because the Three Rivers Bancorp Common Stock is entitled to vote generally in the election of directors and will be registered under the Securities Exchange Act of 1934, as amended. The relevant provisions are contained in Subchapters 25E through 25H of the Pennsylvania Business Corporation Law.

     Subchapter 25E of the Pennsylvania Business Corporation Law (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

     Subchapter 25F of the Pennsylvania Business Corporation Law (relating to business combinations) delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the corporation. The term "business combination" is defined broadly to include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes. For this purpose, an "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares.

     Subchapter 25G of the Pennsylvania Business Corporation Law (relating to control-share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer.

     Subchapter 25H of the Pennsylvania Business Corporation Law (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

     Subchapter 25I of the Pennsylvania Business Corporation Law (relating to severance payments) provides for a minimum severance payment to certain employees terminated within two years of the approval of a control-share acquisition under Subchapter 25G of the Pennsylvania Business Corporation Law. Subchapter 25J of the Pennsylvania Business Corporation Law (relating to labor contracts) prohibits, in connection with a control-share acquisition under Subchapter 25G of the Pennsylvania Business Corporation Law, the abrogation of certain labor contracts, if any, prior to their stated date of expiration.

     Three Rivers Bancorp has elected not to "opt out" of coverage under Subchapter 25 of the Pennsylvania Business
Corporation Law, and therefore, the foregoing provisions of Subchapter 25 will be applicable to Three Rivers Bancorp.
Subchapters 25E through 25H of the Pennsylvania Business
Corporation Law contain a wide variety of transactional and status exemptions, exclusions and safe harbors.

     In addition to the foregoing, the Pennsylvania Business Corporation Law (a) provides that the Board of Directors can consider the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers, creditors and local communities, in determining whether a certain action is in the best interests of the corporation; (b) provides that the Board of Directors need not consider the interests of any particular group as dominant or controlling; (c) provides that directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control; (d) provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and
(e) provides that the fiduciary duty of directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

     The Pennsylvania Business Corporation Law also explicitly provides that the fiduciary duty of directors shall not be deemed to require directors (a) to redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;
(b) to render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or (c) to act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition. One of the effects of these fiduciary duty provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Three Rivers Bancorp Board of Directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the Pennsylvania Business Corporation Law grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.

Certain Anti-Takeover Provisions in the Articles of
Incorporation and Bylaws

     While the Board of Directors of Three Rivers Bancorp is not aware of any effort that might be made to obtain control of Three Rivers after the Distribution, the Board believes that it is appropriate to include certain provisions as part of Three Rivers' Articles of Incorporation to protect the interests of Three Rivers and its shareholders from hostile takeovers that the Board might conclude are not in the best interests of Three Rivers or its shareholders. These provisions may have the effect of discouraging a future takeover attempt that is not approved by the Board but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of Three Rivers' Board of Directors or management more difficult.

     The following discussion is a general summary of certain provisions of the Articles of Incorporation and the Bylaws of Three Rivers Bancorp that may be deemed to have such an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Articles of Incorporation and Bylaws of Three Rivers Bancorp. For information regarding how to obtain a copy of these documents without charge, see "Available Information."

Classified Board of Directors and Related Provisions

     The Three Rivers Bancorp Articles of Incorporation provide that the Board of Directors is to be divided into three classes which shall be as nearly equal in number as possible. The directors in each class will hold office following their initial appointment to office for terms of one year, two years and three years, respectively, and, upon reelection, will serve for terms of three years thereafter. Each director will serve until his or her successor is elected and qualified. The Articles provide that a director may be removed by shareholders only upon the affirmative vote of at least a majority of the votes which all shareholders would be entitled to cast. The Articles further provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled for the remainder of the unexpired term by a majority vote of the directors then in office.

     A classified board of directors could make it more difficult for shareholders, including those holding a majority of the outstanding shares of Three Rivers Bancorp Common Stock, to force an immediate change in the composition of a majority of the Board of Directors. Because the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the shareholders to change a majority, whereas a majority of a non-classified board may be changed in one year. In the absence of the provisions of the Articles classifying the Board, all of the directors would be elected each year.

     Management of the Three Rivers Bancorp believes that the staggered election of directors tends to promote continuity of management because only one-third of the Board of Directors is subject to election each year. Staggered terms guarantee that in the ordinary course approximately two-thirds of the Directors, or more, at any one time have had at least one year's experience as directors of Three Rivers, and moderate the pace of change in the composition of the Board of Directors by extending the minimum time required to elect a majority of Directors from one to two years.

Other Antitakeover Provisions

     The Articles of Incorporation and Bylaws of Three Rivers Bancorp contain certain other provisions that may also have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for the Three Rivers Bancorp Common Stock, a proxy contest for control of Three Rivers Bancorp, the assumption of control of Three Rivers Bancorp by a holder of a large block of the Three Rivers Bancorp Common Stock and the removal of Three Rivers management. These provisions:
(1) empower the Board of Directors, without shareholder approval, to issue preferred stock, the terms of which, including voting power, are set by the Board; (2) restrict the ability of shareholders to remove directors; (3) require that shares with at least 80% of total voting power approve mergers and other similar transactions if the transaction is not approved, in advance, by the Board of Directors; (4) prohibit shareholders' actions without a meeting; (5) eliminate the right of shareholders to call a special meeting; (6) require that shares with at least 80%, or in certain instances a majority, of total voting power approve the repeal or amendment of Three Rivers' Articles of Incorporation; (7) require any person who acquires stock of Three Rivers Bancorp with voting power of 25% or more to offer to purchase for cash all remaining shares of Three Rivers Bancorp voting stock at the highest price paid by such person for shares of Three Rivers Bancorp voting stock during the preceding year; (8) limit the right of a person or entity to vote more than 10% of the outstanding voting stock of Three Rivers Bancorp; (9) eliminate cumulative voting in elections of directors; and (10) require that shares with at least 66-2/3% of the total voting power of Three Rivers Bancorp voting stock approve any repeal or amendment of Three Rivers' Bylaws.


      DESCRIPTION OF THREE RIVERS BANCORP CAPITAL STOCK

     Under Three Rivers Bancorp's Articles of Incorporation, which have been filed as an exhibit to the Registration Statement of which this Information Statement forms a part, Three Rivers' authorized capital stock consists of _________ shares, no par value, of which _________ shall be Common Stock and _________ shall be preferred stock ("Preferred Stock"). Based on _________ shares of USBANCORP Common Stock outstanding as of _______________, 2000, and a distribution ratio of one share of Three Rivers Bancorp Common Stock for every two shares of USBANCORP Common Stock outstanding, it is expected that approximately ________ shares of Three Rivers Bancorp Common Stock will be distributed to holders of USBANCORP Common Stock. No Preferred Stock will be distributed to USBANCORP shareholders in connection with the Distribution.

Common Stock

Voting Rights

     Each share of the Three Rivers Bancorp Common Stock will have the same relative rights and will be identical in all respects with every other share of Three Rivers Bancorp Common Stock. The holders of Three Rivers Bancorp Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of preferred stock issued in the future may have voting rights, if any. Each holder of shares of Three Rivers Bancorp Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of Three Rivers Bancorp Common Stock. Holders of Three Rivers Bancorp Common Stock will not be entitled to cumulate their votes for election of directors.

Dividends

     The payment and amount of cash dividends declared by Three Rivers Bancorp after the Distribution will be subject to the discretion of the Three Rivers Bancorp Board of Directors. Dividend decisions will be based on a number of factors, including Three Rivers' consolidated operating results and financial condition, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors.

     We do not presently anticipate that Three Rivers Bancorp will conduct significant operations independent of those of Three Rivers Bank for a substantial period of time following the Distribution. Therefore, we do not expect Three Rivers Bancorp to have any significant source of income other than dividends from Three Rivers Bank, if any. Consequently, Three Rivers Bancorp's ability to pay cash dividends to its shareholders will be dependent upon the ability of Three Rivers Bank to pay dividends to Three Rivers Bancorp.

     The Pennsylvania Banking Code provides that cash dividends may be declared and paid only out of accumulated net earnings and that, prior to the declaration of any dividend, if the surplus of a bank is less than the amount of its capital, the bank shall, until its surplus is equal to its capital, transfer to its surplus an amount that is at least ten percent (10%) of the net earnings of the bank for the period since the end of its last fiscal year or for any shorter period since the bank's most recent declaration of a dividend. The Pennsylvania Banking Code further provides that if the surplus of a bank is less than fifty percent (50%) of the amount of its capital, no dividends may be declared or paid by the bank without the prior approval of the Pennsylvania Banking Department until the bank's surplus is equal to or greater than fifty percent (50%) of the bank's capital.

     Three Rivers Bancorp is subject to the Pennsylvania
Business Corporation Law which permits dividends or distributions to be paid as long as the corporation will be able to pay its debts in the ordinary course of business after making the dividend or distribution.

Liquidation

     In the event of any liquidation, dissolution or winding up of Three Rivers Bank, Three Rivers Bancorp, as holder of all of the capital stock of Three Rivers Bank, would be entitled to receive all of the assets of Three Rivers Bank after payment of all debts and liabilities of Three Rivers Bank. In the event of a liquidation, dissolution or winding up of Three Rivers Bancorp, each holder of shares of Three Rivers Bancorp Common Stock would be entitled to receive, after payment of all debts and liabilities of Three Rivers Bancorp, a pro rata portion of all assets of Three Rivers Bancorp available for distribution to holders of Three Rivers Bancorp Common Stock. If any preferred stock is issued, the holders thereof may have a priority in liquidation or dissolution over the holders of the Three Rivers Bancorp Common Stock.

     Other Characteristics

     Holders of the Three Rivers Bancorp Common Stock will not have preemptive rights with respect to any additional shares of Three Rivers Bancorp Common Stock that may be issued. The Three Rivers Bancorp Common Stock is not subject to call for redemption, and the outstanding shares of Three Rivers Bancorp Common Stock, when issued and upon receipt by Three Rivers Bancorp of the full purchase price therefor, will be fully paid and nonassessable.

Preferred Stock

     None of the _________ authorized shares of preferred stock of Three Rivers Bancorp will be issued in the Distribution. After the Distribution is completed, the Board of Directors of Three Rivers Bancorp will be authorized, without shareholder approval, to issue preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The preferred stock may rank prior to the Three Rivers Bancorp Common Stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. Should the Board of Directors of Three Rivers Bancorp issue preferred stock, no holder of any such stock will have any preemptive right to subscribe for or purchase any stock or any other securities of Three Rivers Bancorp other than such, if any, as the Board of Directors, in its sole discretion, may determine and at such price or prices and upon such other terms as the Board of Directors, in its sole discretion, may fix.

                  INDEMNIFICATION OF DIRECTORS

     The Bylaws of Three Rivers Bancorp provide for (1) the indemnification of directors, officers, employees, and agents of Three Rivers Bancorp and its subsidiaries and (2) the elimination of a director's liability for monetary damages, in each case to the fullest extent permitted by Pennsylvania law.

     Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees, and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a Bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take any action unless (1) the director has breached or failed to perform the duties of his/her office; and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

     Directors and officers of Three Rivers Bancorp will also be insured against certain liabilities for their actions as such by an insurance policy obtained by Three Rivers Bancorp.

                  TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Three Rivers Bancorp
Common Stock will be __________________, __________________
__________________.

        LISTING AND TRADING OF THREE RIVERS COMMON STOCK

     Prior to the date hereof, there has not been any established trading market for Three Rivers Bancorp Common Stock. Application is expected to be made to list the Three Rivers Bancorp Common Stock on the Nasdaq National Market under the symbol "TRBC." It is presently anticipated that Three Rivers Bancorp Common Stock will be approved for listing on the Nasdaq National Market prior to the Distribution Date, and trading is expected to commence on a "when-issued" basis on or after the Record Date. The term "when issued" indicates a conditional transaction in a security authorized for issuance but not as yet actually issued. All "when issued" transactions are on an "if" basis, to be settled if and when the actual security is issued and the NASDAQ Stock Market directs that the transactions are to be settled.

     There can be no assurance as to the prices at which Three Rivers Bancorp Common Stock will trade before, on or after the Distribution Date. Until Three Rivers Bancorp Common Stock is fully distributed and an orderly trading market develops in Three Rivers Bancorp Common Stock, the price at which such stock trades may fluctuate significantly and may be lower or higher than the respective price that would be expected for a fully distributed issue. Prices for Three Rivers Bancorp Common Stock will be determined in the marketplace and may be influenced by many factors, including (i) the depth and liquidity of the market for Three Rivers Bancorp Common Stock, (ii) developments affecting the business of Three Rivers Bancorp, (iii) investor perception of Three Rivers Bancorp, and (iv) general economic and market conditions. As of ___________, 2000, there were _________ holders of USBANCORP Common Stock, which approximates the number of prospective record holders of Three Rivers Bancorp Common Stock.

     Shares of Three Rivers Bancorp Common Stock distributed in the Distribution will be freely transferable, except for securities received by persons who may be deemed to be affiliates of Three Rivers Bancorp ("Affiliates") under the Securities Act of 1933, as amended (the "Securities Act"). Affiliates would generally include individuals or entities that control, are controlled by, or are under common control with Three Rivers Bancorp and will include all Directors and certain officers of Three Rivers. Persons who are Affiliates of Three Rivers will be permitted to sell their shares of Three Rivers Bancorp Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

           2001 ANNUAL MEETING AND SHAREHOLDER PROPOSALS

     Three Rivers' first annual shareholders meeting after the Distribution is expected to be held on __________________, 2001.
If a shareholder wishes to have a proposal considered at the 2001 meeting and included in the Proxy Statement for that meeting, the proposal must be received by Three Rivers in writing on or before November ___, 2000.

                      AVAILABLE INFORMATION

     When the Registration Statement on Form 10, of which this Information Statement forms a part, becomes effective, Three Rivers Bancorp will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, and proxy materials with the SEC. Copies of the Form 10, including the exhibits thereto, and the reports, proxy statements and other information filed by Three Rivers Bancorp with the SEC can then be inspected and copied at the public reference facilities of the SEC, 450 Fifth Street N.W., Room 1024, Washington D.C. 20549 and at the SEC's Regional Offices at 7 World Trade Center, 13th floor, New York, NY 10048 and at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street N.W, Room 1024, Washington D.C. 20549. Copies may also be obtained from the SEC's Web Site (http://www.sec.gov).



                  INDEX TO FINANCIAL STATEMENTS

                                                          Page
                                                       Reference
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet - September 30, 1999
  (unaudited), December 31, 1998 and December 31, 1997    F-2
Consolidated Statement of Income - Nine months
  ended September 30, 1999 and September 30, 1998
  (unaudited) and fiscal years ended December 31,
  1998, December 31, 1997 and December 31, 1996           F-3
Consolidated Statement of Comprehensive Income -
  Nine months ended September 30, 1999 and
  September 30, 1998 (unaudited) and fiscal
  years ended December 31, 1998, December 31,
  1997 and December 31, 1996                              F-4
Consolidated Statement of Stockholders' Equity - Nine
  months ended September 30, 1999 (unaudited) and fiscal
  years ended December 31, 1998, December 31, 1997
  and December 31, 1996                                   F-5
Consolidated Statement of Cash Flows - Nine months
  ended September 30, 1999 and September 30, 1998
  (unaudited) and fiscal years ended December 31,
  1998, December 31, 1997 and December 31, 1996           F-6
Notes to Consolidated Financial Statements                F-7
Report of Independent Auditors                            F-42



     All other financial statements and schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above listed financial statements or the notes thereto.

                      THREE RIVERS BANCORP, INC.
                  CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED BALANCE SHEET


                                         September 30,       At December 31
                                             1999           1998       1997
                                          (Unaudited)         (In thousands)
ASSETS
Cash and due from banks                     $ 20,292      $ 16,169   $ 16,855
Interest bearing deposits with banks             -           2,447       -
Investment securities:
  Available for sale                         398,297       327,669    279,461
  Held to maturity (market value
    $128,219 at September 30, 1999,
    $151,398 on December 31, 1998,
    and $168,926 on December 31, 1997)       131,903       149,988    167,339
Loans held for sale                               59         1,873      2,541
Loans                                        469,048       466,413    464,243
  Less: Unearned income                           68            92        169
  Allowance for loan losses                    5,600         6,104      6,006
  Net loans                                  463,380       460,217    458,068
Premises and equipment                         5,294         4,489      4,516
Accrued income receivable                      7,059         7,030      6,965
Goodwill and core deposit intangibles          2,937         1,772        103
Bank owned life insurance                     12,271        11,859     11,303
Other assets                                   9,040         2,073        518
Net assets of discontinued mortgage
  banking operations                          10,656        10,455     10,712
    TOTAL ASSETS                          $1,061,188      $996,041   $958,381

LIABILITIES
Non-interest bearing deposits             $   86,066      $ 84,969    $71,338
Interest bearing deposits                    462,790       475,481    454,472
    Total deposits                           548,856       560,450    525,810
Federal funds purchased and securities
  sold under agreements to repurchase         20,000        18,305     19,936
Other short-term borrowings                   58,950        23,500     29,000
Advances from Federal Home Loan Bank         359,876       309,891    307,945
Long-term debt                                 2,619         2,576      3,963
Total borrowed funds                         441,445       354,272    360,844
Other liabilities                              9,932         9,833      9,177
    TOTAL LIABILITIES                      1,000,233       924,555    895,831
Commitments and contingent liabilities
  (Note #17)

STOCKHOLDERS' EQUITY
Subsidiary Equity                             72,246        70,396     61,118
Accumulated other comprehensive income       (11,291)        1,090      1,432
    TOTAL STOCKHOLDERS' EQUITY                60,955        71,486     62,550

    TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                              $1,061,188      $996,041   $958,381

See accompanying notes to consolidated financial statements.


                                    CONSOLIDATED STATEMENT OF INCOME
                           Nine Months    Nine Months
                              Ended          Ended
                          September 30,   September 30,      Year ended December 31,
                              1999            1998        1998        1997       _1996_
                           (unaudited)    (unaudited)
INTEREST INCOME                                  (In thousands)
Interest and fees on loans:
  Taxable                 $    27,980  $     29,398   $  38,923  $   38,047  $   32,825
  Tax exempt                      367           454         613         315         209
Deposits with banks                19             5           8          12          18
Federal funds sold                 -              1           1          11         120
Investment securities:
  Available for sale           17,651        13,591      18,480      14,560      10,465
  Held to maturity              6,348         7,619       9,901      12,158      11,802
    Total Interest Income      52,365        51,068      67,926      65,103      55,439

INTEREST EXPENSE
Deposits                       14,394        14,810      19,714      19,901      19,516
Federal funds purchased
  and securities sold
  under agreements to
  repurchase                      757           773       1,004         754         366
Other short-term
  borrowings                    1,284         1,531       1,768       1,499       1,178
Advances from Federal Home
  Loan Bank                    13,485        11,420      15,633      13,447       7,880
Long-term debt                    212           266         336         431         431
Total Interest Expense         30,132        28,800      38,455      36,032      29,371

NET INTEREST INCOME            22,233        22,268      29,471      29,071      26,068
  Provision for loan
    losses                        225           225         300         113          90

NET INTEREST INCOME AFTER
  PROVISION FOR LOAN
  LOSSES                        22,008       22,043      29,171      28,958      25,978

NON-INTEREST INCOME
Trust fees                         762          698         927         843         791
Net realized gains
  on investment securities         273          843       1,316         112          30
Net realized (losses) gains
  on loans held for sale           (22)         230         235         244          55

Wholesale cash processing
  fees                             477          530         706         976       1,086
Service charges on deposit
  accounts                       1,391        1,336       1,813       1,725       1,765
Bank owned life insurance          412          419         556         524         553
Other income                     1,048        1,025       1,365         858         586
  Total Non-Interest Income      4,341        5,081       6,918       5,282       4,866

NON-INTEREST EXPENSE
Salaries and employee
  benefits                       7,014        6,913       9,125       8,996       8,689
Net occupancy expense            1,397        1,349       1,807       1,823       1,781
Equipment expense                1,114        1,020       1,336       1,309       1,261
Professional fees                  976          948       1,277       1,170       1,119
Supplies, postage, and
  freight                          742          777       1,028       1,090       1,143
Miscellaneous taxes and
  insurance                        418          337         475         398         454
FDIC deposit insurance
  expense                          148          148         196          42       2,560
Amortization of goodwill
  and core deposit
  intangibles                      278          152         214         263         263
Other expense                    3,613        3,591       4,862       4,507       4,288
  Total Non-Interest Expense    15,700       15,235      20,320      19,598      21,558

INCOME BEFORE INCOME TAXES      10,649       11,889      15,769      14,642       9,286
  Provision for income
    taxes                        3,168        3,591       4,762       4,522       2,523

INCOME FROM CONTINUING
  OPERATIONS                     7,481        8,298      11,007      10,120       6,763

Income from Discontinued
  Mortgage Banking Operations,
  Net of Tax                       200          539         252       1,286       1,267

NET INCOME                       7,681        8,837      11,259      11,406       8,030

See accompanying notes to consolidated financial statements.

                         CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                 Nine Months   Nine Months
                                    Ended         Ended           Year ended December 31,
                                September 30,  September 30,
                                     1999           1998         1998       1997       1996
COMPREHENSIVE INCOME            (unaudited)    (unaudited)              (In thousands)
Net income                         $  7,681     $  8,837       $11,259    $11,406    $ 8,030
Other comprehensive income,
  before tax:
  Unrealized holding gains
    (losses) on Securities:
    Unrealized holding gains
      (losses) arising during
      period                        (17,351)       3,678           826      1,730       (761)
Less: Reclassification
  adjustment for gains included
  in net income, net of tax            (273)        (843)       (1,316)      (112)       (30)
Other comprehensive income
  (loss), before tax                (17,624)       2,835          (490)     1,618       (791)
Income tax expense (credit)
  related to items of other
  comprehensive income               (5,243)         856          (148)       500       (215)
Other comprehensive income
   (loss), net of tax               (12,381)       1,979          (342)     1,118       (576)
Comprehensive (loss) income        $ (4,700)     $10,816       $10,917    $12,524    $ 7,454
                                    ========     =======       =======    =======    =======


CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                    Nine Months
                                       Ended
                                   September 30,
                                   ____ 1999____     Year ended December 31,
                                    (unaudited)     1998       1997       1996
PREFERRED STOCK                     $    -        $    -     $    -    $    -
Balance at beginning of period           -             -          -         -
Balance at end of period                 -             -          -         -
COMMON STOCK
Balance at beginning of period        2,015         2,015       2,015     2,015
Balance at end of period              2,015         2,015       2,015     2,015
CAPITAL SURPLUS
Balance at beginning of period       20,454        13,454      13,454    13,454
Downstream dividends                     -          7,000         -         -
Balance at end of period             20,454        20,454      13,454    13,454
RETAINED EARNINGS
Balance at beginning of period       37,471        34,937      31,410    30,306
Income from continuing operations     7,481        11,007      10,120     6,763
Equity from discontinued
  mortgage banking operations        10,656        10,455      10,712        -
Dividends paid                       (5,831)       (8,981)     (6,841)   (5,659)
Dividends received                       -            509         248        -
Balance at end of period             49,777        47,927      45,649    31,410
NET UNREALIZED GAIN (LOSS) ON
  SECURITIES AVAILABLE FOR SALE
Balance at beginning of period        1,090         1,432         314       890
Net change in fair value of
  securities available for sale     (12,381)         (342)      1,118      (576)
Balance at end of period            (11,291)        1,090       1,432       314
TOTAL STOCKHOLDERS' EQUITY          $60,955       $71,486     $62,550   $47,193

See accompanying notes to consolidated financial statements.




                 CONSOLIDATED STATEMENT OF CASH FLOWS

                                           Nine Months Ended
                                              September 30,      _ Year ended December 31,
                                           1999        1998      1998      1997      1996
                                       (unaudited) (unaudited)
                                                       (In thousands)
OPERATING ACTIVITIES
Income from continuing operations        $ 7,481    $ 8,298   $ 11,007   $ 10,120   $ 6,763
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Income provided by discontinued
    mortgage banking operations              200        539        252      1,286     1,267
  Provision for loan losses                  225        225        300        113        90
  Depreciation and amortization
    expense                                  657        597        790        855       826
  Amortization expense of goodwill and
    core deposit intangibles                 278        152        214        263       263
  Net amortization of investment
    securities                               763        459        756         51       190
  Net realized gains on investment
    securities                              (273)      (843)    (1,316)      (112)      (30)
  Net realized (gains) losses
    on loans held for sale                    22       (230)      (235)      (244)      (55)
  Decrease (increase) in accrued income
    receivable                               (29)        48        (65)      (667)     (540)
  Increase (decrease) in accrued
    expense payable                          (95)        98         22      1,223        98
Net cash provided by operating
  activities                               9,229      9,343     11,725     12,888     8,872

INVESTING ACTIVITIES
Purchase of investment securities and
  other short-term investments          (265,224)  (216,646)  (381,078)  (348,925) (257,151)
Proceeds from maturities of investment
  securities and other short-term
   investments                            78,907     59,077     93,677    136,237    53,689
Proceeds from sales of investment
  securities and other short-term
  investments                            133,284    137,583   257,104    128,968   170,098
Long-term loans originated              (137,466)  (131,633) (154,285)  (162,541) (209,846)
Loans held for sale                          (59)    (1,430)   (1,873)    (2,541)     (556)
Principal collected on long-term
  loans                                  135,037    129,865   153,601    130,410   146,531
Net decrease (increase) in
 other short-term loans                      892        920      1,011         97      (961)
Purchases of premises and equipment       (1,571)      (682)      (815)      (383)   (1,160)
Sale/retirement of premises and
  equipment                                  109         41         53         54        43
Net (increase) decrease in other assets  (21,404)      (964)    (4,588)     3,592    (4,012)
Net cash used by investing activities    (77,495)   (23,869)   (37,193)  (115,032) (103,325)

FINANCING ACTIVITIES
Proceeds from sales of certificates of
  deposit                                241,992    231,538    293,679    186,407   140,060
Payments for maturing certificates of
  deposit                               (268,419)  (205,684)  (255,579)  (200,612) (150,541)
Net increase (decrease) in demand and
  savings deposits                        14,833     (1,427)    (3,460)    10,679   (13,171)
Net increase (decrease) in federal
  funds purchased, securities sold
  under agreements to repurchase, and
  other short-term borrowings             37,145    (21,609)    (7,131)    12,914    30,743
Net principal borrowings
  on advances from Federal Home Loan
  Bank                                    49,985     11,958      1,946     95,446    90,622
Borrowing (repayments) of long-term
  debt                                        43     (1,102)    (1,387)    (1,045)   (1,619)
Common stock dividends paid               (5,831)    (6,257)    (8,981)    (6,841)   (5,659)
Dividends received from subsidiaries           -        509        509        248         -
Contributions from Parent                      -      7,000      7,000          -         -
Net increase (decrease) in other
  liabilities                                194       (813)       633       (556)      724
Net cash provided by financing
  activities                              69,942     14,113     27,229     96,640    91,159

NET INCREASE (DECREASE) IN CASH
  EQUIVALENTS                              1,676       (413)     1,761     (5,504)   (3,294)
CASH EQUIVALENTS AT BEGINNING OF PERIOD   18,616     16,855     16,855     22,359    25,653
CASH EQUIVALENTS AT END OF PERIOD        $20,292    $16,442    $18,616    $16,855   $22,359

See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     On July 12, 1999, USBANCORP, Inc., the Bank's holding company parent, announced that its Board of Directors approved a plan to split USBANCORP's banking subsidiaries into two separate publicly traded companies. The plan will be effected through a tax-free spin-off, is expected to take six to nine months to complete and is contingent upon a favorable tax ruling from the Internal Revenue Service and regulatory approvals.

     Under the proposed tax-free spin-off plan, 100% of the shares of the holding company to be formed for Three Rivers Bank, to be known as Three Rivers Bancorp, Inc., would be distributed as a dividend to the shareholders of USBANCORP in proportion to their existing USBANCORP ownership. Shareholders would retain their existing USBANCORP shares. Standard Mortgage Company of Georgia, a mortgage banking company that is currently a subsidiary of Three Rivers Bank, will be internally spun-off from Three Rivers Bank to USBANCORP prior to consummation of the proposed Three Rivers Bank spin-off.

     The Consolidated Financial Statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of Three Rivers Bancorp, Inc. in the future or had it operated as a separate, independent company during the periods presented. The Consolidated Financial Statements included herein do not reflect any changes that may occur in the financial condition and operations of the Bank as a result of the Distribution.

     The Spin-Off will result in the division of certain of Parent's existing corporate support functions between the two resulting entities. Corporate expenses included in Three Rivers Bancorp, Inc.'s financial results represent an allocation of Parent's consolidated corporate expense to the entities comprising Three Rivers Bancorp, Inc. The allocation of corporate expense is based on a specific review to identify costs incurred for the benefit of the banking business and in management's judgment results in a reasonable allocation of such costs. Three Rivers Bancorp was allocated $1.9 million, $1.9 million, and $1.8 million of overhead costs related to USBANCORP's shared administrative and support functions for the years 1998, 1997, and 1996, respectively. The allocation was largely based upon Three Rivers Bancorp's total assets as a percentage of USBANCORP's total assets during such prior periods.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include accounts of Three Rivers Bancorp, Inc. and its wholly-owned subsidiary, Three Rivers Bank and Trust Company, including its subsidiaries TRB Financial Services Company and Community First Capital Corporation. The consolidated interim financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. Three Rivers Bancorp, Inc. believes the disclosures made are adequate to make the interim financial information presented not misleading.

     In the opinion of management, the accompanying consolidated interim financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of Three Rivers Bancorp, Inc. as of September 30, 1999 and December 31, 1998 and 1997, and the results of operations and cash flows for the nine months ended September 30, 1999 and 1998, and for the years ended
December 31, 1998, 1997 and 1996.

Business and Nature of Operations:

     Three Rivers Bancorp, Inc. (the "Bank") is a Pennsylvania-chartered bank holding company headquartered in Monroeville, Pennsylvania. The Bank operates 24 banking offices in three southwestern Pennsylvania counties. These offices provide a full range of consumer, mortgage, commercial, and trust financial products. The information contained in the financial statements and these accompanying notes relates only to the Bank on a stand-alone basis.

     As discussed above, Standard Mortgage Company of Georgia ("SMC"), a mortgage banking company that historically was a subsidiary of TRB, will be internally spun-off from TRB to the Parent prior to the consummation of the proposed TRB spin-off. Accordingly, results of operations and cash flows of SMC have been reported as discontinued operations for all periods presented in the consolidated financial statements of TRB. The consolidated balance sheets for all periods presented also reflects SMC as a discontinued operation. Summarized financial information of the discontinued operations is presented in the following tables:


Net assets of discontinued mortgage banking operations:

                                      At September 30, 1999           At December 31,
ASSETS                                    (unaudited)                 1998       1997
Cash and due from banks                       235                       $30      $421
Interest bearing deposits banks               149
Loans held for sale                        20,708                    47,880     9,946
Net loans                                  11,721                    10,387    11,800
Premises and equipment                        797                       514       365
Mortgage servicing rights                  14,858                    16,536    15,227
Goodwill and core deposit intangibles         258                       278       304
Other assets                                2,784                     1,562     1,279
TOTAL ASSETS                              $51,510                   $77,187   $39,342

LIABILITIES
Other short-term borrowings                33,303                   $57,203   $21,292
Long-term debt                              5,156                     6,563     4,083
Total borrowed funds                       38,459                    63,766    25,375
Other liabilities                           2,395                     2,966     3,255
TOTAL LIABILITIES                         $40,854                   $66,732   $28,630

NET ASSETS                                $10,656                   $10,455   $10,712

Income from discontinued mortgage banking operations:

                                  For the Nine Months
                                         Ended                         For the year ended
                                     September 30,                         December 31,
                                        (unaudited)
                                   1999           1998                1998     1997    1996
Interest income                   $2,597         $1,995             $2,846   $1,883  $1,593
Interest expense                   1,608            851              1,398      455     368
Net interest income                  989          1,144              1,448    1,428   1,225
Provision for loan losses             75             -                  -        -       -
Non-interest income                4,691          4,882              6,417    6,163   5,609
Non-interest expense               5,264          5,155              7,445    5,495   4,769
Income before income taxes           341            871                420    2,096   2,065
Provision for income taxes           141            332                168      810     798
Income from discontinued
   mortgage banking operations      $200           $539               $252   $1,286  $1,267


Investment Securities:

     Securities are classified at the time of purchase as investment securities held to maturity if it is management's intent and the Bank has the ability to hold the securities until maturity. These held to maturity securities are carried on the Bank's books at cost, adjusted for amortization of premium and accretion of discount which is computed using the level yield method which approximates the effective interest method. Alternatively, securities are classified as available for sale if it is management's intent at the time of purchase to hold the securities for an indefinite period of time and/or to use the securities as part of the Bank's asset/liability management strategy. Securities classified as available for sale include securities which may be sold to effectively manage interest rate risk exposure, prepayment risk, and other factors (such as liquidity requirements). These available for sale securities are reported at fair value with unrealized aggregate appreciation (depreciation) excluded from income and credited (charged) to a separate component of shareholders' equity on a net of tax basis. Any security classified as trading assets are reported at fair value with unrealized aggregate appreciation (depreciation) included in current income on a net of tax basis. The Bank presently does not engage in trading activity.
Realized gain or loss on securities sold was computed upon the adjusted cost of the specific securities sold.

Loans:

     Interest income is recognized using methods which approximate a level yield related to principal amounts outstanding. The Bank discontinues the accrual of interest income when loans, except for loans that are insured for credit loss, become 90 days past due in either principal or interest. In addition, if circumstances warrant, the accrual of interest may be discontinued prior to 90 days. In all cases, payments received on non-accrual loans are credited to principal until full recovery of principal has been recognized; it is only after full recovery of principal that any additional payments received are recognized as interest income. The only exception to this policy is for residential mortgage loans wherein interest income is recognized on a cash basis as payments are received. A non-accrual loan is placed on accrual status after becoming current and remaining current for twelve consecutive payments (except for residential mortgage loans which only have to become current).

Loan Fees:

     Loan origination and commitment fees, net of associated direct costs, are deferred and amortized into interest and fees on loans over the loan or commitment period. Fee amortization is determined by either the straight-line method, or the effective interest method, which do not differ materially.

Mortgage Loans Held For Sale:

     Newly originated fixed-rate residential mortgage loans are classified as "held for sale," if it is management's intent to sell these residential mortgage loans. The residential mortgage loans held for sale are carried at the lower of aggregate cost or market value.

Premises and Equipment:

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the premises and equipment using the straight-line method. Useful lives of up to 45 years for buildings and up to 12 years for equipment are utilized. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases or useful lives of the improvements, whichever is shorter. Maintenance, repairs, and minor alterations are charged to current operations as expenditures are incurred.

Allowance for Loan Losses and Charge-off Procedures:

     As a financial institution which assumes lending and credit risks as a principal element of its business, the Bank anticipates that credit losses will be experienced in the normal course of business. Accordingly, the Bank consistently applies a comprehensive methodology and procedural discipline which is updated on a quarterly basis to determine both the adequacy of the allowance for loan losses and the necessary provision for loan losses to be charged against earnings. This methodology includes:

     A detailed review of all criticized and impaired loans to determine if any specific reserve allocations are required on an individual loan basis. The specific reserve established for these criticized and impaired loans is based on careful analysis of the loan's performance, the related collateral value, cash flow considerations and the financial capability of any guarantor.

     The application of formula driven reserve allocations for all commercial and commercial real-estate loans are calculated by using a three year migration analysis of net losses incurred within each risk grade for the entire commercial loan portfolio. The difference between estimated and actual losses is reconciled through the dynamic nature of the migration analysis.

     The application of formula driven reserve allocations to installment and mortgage loans which are based upon historical charge-off experience for those loan types. The residential mortgage loan allocation is based upon the Bank's five year historical average of actual loan charge-offs experienced in that category. The same methodology is used to determine the allocation for consumer loans except the allocation is based upon an average of the most recent actual three year historical charge-off experience for consumer loans.

     The application of formula driven reserve allocations to all outstanding loans and certain unfunded commitments is based upon review of historical losses and qualitative factors, which include but are not limited to, economic trends, delinquencies, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies and trends in policy exceptions.

     The maintenance of a general unallocated reserve in order to provide conservative positioning based on an assessment of the regional economy and to provide protection against credit risks resulting from other inherent risk factors contained in the Bank's loan portfolio. It must be emphasized that a general unallocated reserve is prudent recognition of the fact that reserve estimates, by definition, lack precision. After completion of this process, a formal meeting of the Loan Loss Reserve Committee is held to evaluate the adequacy of the reserve and establish the provision level for the next quarter. The Bank believes that the procedural discipline, systematic methodology, and comprehensive documentation of this quarterly process is in full compliance with all regulatory requirements and provides appropriate support for accounting purposes. When it is determined that the prospects for recovery of the principal of a loan have significantly diminished, the loan is immediately charged against the allowance account; subsequent recoveries, if any, are credited to the allowance account. In addition, non-accrual and large delinquent loans are reviewed monthly to determine potential losses. Consumer loans are considered losses when they are 90 days past due, except loans that are insured for credit loss.

     The Bank's policy is to individually review, as circumstances warrant, each of its commercial and commercial mortgage loans to determine if a loan is impaired. At a minimum, credit reviews are mandatory for all commercial and commercial mortgage loans with balances in excess of $500,000 within an 18 month period. The Bank has also identified two pools of small dollar value homogeneous loans which are evaluated collectively for impairment. These separate pools are for residential mortgage loans and consumer loans. Individual loans within these pools are reviewed and removed from the pool if factors such as significant delinquency in payments of 90 days or more, bankruptcy, or other negative economic concerns indicate impairment.

Comprehensive Income:

     In January 1998, the Bank adopted SFAS #130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a financial statement. For the Bank, comprehensive income includes net income and unrealized holding gains and losses from available for sale investment securities. The balances of other accumulated comprehensive income were $1,090,000, $1,432,000 and $314,000 at December 31, 1998, 1997 and 1996, respectively.

Segment Reporting:

     In June, 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("FAS No. 131") which is effective for financial statements for periods beginning after December 15, 1997. FAS No. 131 redefines how operating segments are determined and requires disclosures of certain financial and descriptive information about a company's operating segments. Under current conditions the Bank is reporting one business segment.

Statement of Cash Flows:

     Cash equivalents include cash and due from banks, interest bearing deposits with banks, federal funds sold and securities purchased under agreements to resell, and short-term investments. The Bank made $4,599,000 in income tax payments in 1998; $3,819,000 in 1997; and $1,859,000 in 1996. The Bank made total interest expense payments of $38,433,000 in 1998; $34,809,000 in 1997; and $29,273,000 in 1996.

Income Taxes:

     Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Interest Rate Contracts:

     The Bank uses various interest rate contracts, such as interest rate swaps, caps and floors, to help manage interest rate and market valuation risk exposure, which is incurred in normal recurrent banking activities. These interest rate contracts function as hedges against specific assets or liabilities on the Balance Sheet. Unrealized gains or losses on these hedge transactions are deferred. It is the Bank's policy not to terminate hedge transactions prior to expiration date. For interest rate swaps, the interest differential to be paid or received is accrued by the Bank and recognized as an adjustment to interest income or interest expense of the underlying assets or liabilities being hedged. Because only interest payments are exchanged, the cash requirement and exposure to credit risk are significantly less than the notional amount. Any premium or transaction fee incurred to purchase interest rate caps or floors is deferred and amortized to interest income or interest expense over the term of the contract. Unamortized premiums related to the purchase of caps and floors are included in "Other assets" on the Balance Sheet.

Risk Management Overview:

     Risk identification and management are essential elements for the successful management of the Bank. In the normal course of business, the Bank is subject to various types of risk, including interest rate, credit, and liquidity risk. The Bank controls and monitors these risks with policies, procedures, and various levels of managerial and Board oversight. The Bank's objective is to optimize profitability while managing and controlling risk within Board approved policy limits. Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction, and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies and the maturity structure of assets, liabilities, and off-balance sheet positions. The Bank uses its asset liability management policy and hedging policy to control and manage interest rate risk.

     Credit risk represents the possibility that a customer may not perform in accordance with contractual terms. Credit risk results from extending credit to customers, purchasing securities, and entering into certain off-balance sheet financial instruments. The Bank's primary credit risk occurs in the loan portfolio. The Bank uses its credit policy and disciplined approach to evaluating the adequacy of the allowance for loan losses to control and manage credit risk. The Bank's investment policy and hedging policy strictly limit the amount of credit risk that may be assumed in the investment portfolio and through off-balance sheet activities.

     Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as, the obligations to depositors and debtholders. The Bank uses its asset liability management policy and contingency funding plan to control and manage liquidity risk.

Future Accounting Standards:

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement #133, "Accounting for Derivative Instruments and Hedging Activities"("SFAS #133"), which is required to be adopted in years beginning after June 15, 1999. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The statement will require the Bank to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. This statement has been amended by SFAS #137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the effective date of SFAS #133." SFAS #137 will be effective for years beginning after June 15, 2000. The Bank has not yet quantified the impact of adopting SFAS #133 on its financial statements and has not determined the timing of, or method of adoption of SFAS #133. However, SFAS #133 could increase volatility in earnings and other comprehensive income.

3.  CASH AND DUE FROM BANKS

     Cash and due from banks at September 30, 1999 and December 31, 1998, and 1997, included $9,043,000, $8,600,000 and
$4,234,000, respectively, of reserves required to be maintained under Federal Reserve Bank regulations.

4.  INTEREST BEARING DEPOSITS WITH BANKS

     The book value of interest bearing deposits with domestic banks are as follows:

                                    At December 31,
                            1998                        1997
                                     (In thousands)

Total                      $2,447                      $   --

     All interest bearing deposits with domestic banks mature within three months. The Bank had no deposits in foreign banks nor in foreign branches of United States banks.

5.  INVESTMENT SECURITIES

     The book and market values of investment securities are summarized as follows:

Investment securities available for sale:

                                September 30, 1999
                                 Gross       Gross
                        Book   Unrealized  Unrealized   Market
                        Value    Gains       Losses      Value
                              (In thousands and unaudited)
U.S. Treasury          $  -     $   -       $     -      $     -
U.S. Agency             17,727      -         (838)       16,889
State and municipal      1,242     12          -           1,254
U.S. Agency mortgage-
  Backed securities    365,128      -      (16,116)      349,012
Other securities (1)    31,802      -         (660)       31,142
   Total              $415,899  $  12     $(17,614)     $398,297

(1) Other investment securities include corporate notes and bonds, asset-backed securities, and equity securities.


Investment securities held to maturity:

                                 September 30, 1999
                                   Gross      Gross
                       Book     Unrealized   Unrealized   Market
                       Value      Gains       Losses       Value
                               (In thousands and unaudited)
U.S. Treasury       $  5,047     $     -     $     (49) $  4,998
U.S. Agency                -           -             -         -
State and municipal   59,644         310        (3,060)   56,894
U.S. Agency mortgage-
  Backed securities   67,212         170        (1,055)   66,327
Other securities(1)        -           -             -         -
   Total            $131,903        $480     $  (4,164) $128,219

(1) Other investment securities include corporate notes and bonds, asset-backed securities, and equity securities.

Investment securities available for sale:

                                 At December 31, 1998
                                  Gross       Gross
                       Book    Unrealized   Unrealized   Market
                      Value       Gains       Losses      Value
                                    (In thousands)
U.S. Treasury       $      -     $    -       $   -     $      -
U.S. Agency           16,025         39           -       16,064
State and municipal    2,326         37           -        2,363
U.S. Agency
  mortgage-backed
  securities         290,703      1,947        (577)     292,073
Other securities(1)   17,169          -           -       17,169

Total               $326,223     $2,023       $(577)    $327,669

Investment securities held to maturity:

                                  At December 31, 1998
                                  Gross       Gross
                       Book    Unrealized   Unrealized   Market
                      Value       Gains       Losses      Value
                                    (In thousands)
U.S. Treasury       $  5,089     $    -       $ (33)    $  5,056
U.S. Agency                -          -           -            -
State and municipal   51,718        799        (524)      51,993
U.S. Agency
  mortgage-backed
  securities          93,181      1,348        (180)      94,349
Other securities(1)        -          -           -            -

Total               $149,988     $2,147       $(737)    $151,398

(1) Other investment securities include corporate notes and bonds, asset-backed securities, and equity securities.


Investment securities available for sale:

                                 At December 31, 1997
                                  Gross       Gross
                       Book    Unrealized   Unrealized    Market
                      Value       Gains       Losses      Value
                                    (In thousands)
U.S. Treasury       $      -     $     -      $   -     $      -
U.S. Agency            1,020          11          -        1,031
State and municipal    4,476         108          -        4,584
U.S. Agency
  mortgage-backed
  securities         254,907       2,343       (248)     257,002
Other securities(1)   16,844           -          -       16,844

Total               $277,247     $2,462       $(248)    $279,461
Investment securities held to maturity:

                                  Gross       Gross
                       Book    Unrealized  Unrealized   Market
                       Value      Gains       Losses      Value
                                    (In thousands)
U.S. Treasury       $  4,008     $    -       $  (3)    $  4,005
U.S. Agency                -          -           -            -
State and municipal   36,569        723         (23)      37,269
U.S. Agency
   mortgage-backed
   securities        126,762      1,236        (346)     127,652
Other securities(1)        -          -           -            -

Total               $167,339     $1,959       ($372)    $168,926

(1) Other investment securities include corporate notes and bonds, asset-backed securities, and equity securities.


     All purchased investment securities are recorded on settlement date which is not materially different from the trade date. Realized gains and losses are calculated by the specific identification method.

     Maintaining investment quality is a primary objective of the Bank's investment policy which, subject to certain limited exceptions, prohibits the purchase of any investment security below a Moody's Investors Service or Standard & Poor's rating of "A." At September 30, 1999, 98.2% of the portfolio was rated "AAA" as compared to 98.2% and 99.4% at December 31, 1998 and 1997, respectively. Less than 1.0% of the portfolio was rated below "A" or unrated on September 30, 1999. The book value of securities pledged to secure public and trust deposits, as required by law, was $328,299,000 at September 30, 1999, $208,932,000 at December 31, 1998, and $41,498,000 at
December 31, 1997.  The Bank realized $396,000, $1,584,000 and
$657,000 of gross investment security gains and $123,000, $268,000 and $545,000 of gross investment security losses on available for sale securities in the nine months ended
September 30, 1999 and the years ended December 31, 1998 and 1997, respectively. The following table sets forth the contractual maturity distribution of the investment securities, book and market values, and the weighted average yield for each type and range of maturity as of September 30, 1999. Yields are not presented on a tax-equivalent basis, but are based upon book value and are weighted for the scheduled maturity. Average maturities are based upon the original contractual maturity dates with the exception of mortgage-backed securities and asset-backed securities for which the average lives were used.

AVAILABLE FOR SALE AT SEPTEMBER 30, 1999 (In thousands, except yields, and unaudited)
                                   Within 1     After 1 within 5    After 5 within 10    After 10         Total
BOOK VALUE                       Amount  Yield    Amount   Yield    Amount    Yield   Amount  Yield   Amount   Yield
US TREASURY                         -      -         -       -         -         -        -      -        -      -
US AGENCY                           -      -      7,835    5.62     9,892     6.40        -      -    17,727   6.06
STATE AND MUNICIPALS                -      -         -       -      1,242     5.74        -      -     1,242   5.74
COLLATERALIZED MORTGAGE OBLIG       -      -     14,787    6.28   201,419     6.34   148,922   6.48  365,128   6.40
OTHER SECURITIES                21,556   6.00         -      -_     2,000     5.17     8,246   7.83   31,802   6.42

TOTAL                           21,556   6.00    22,622    6.05   214,553     6.33   157,168   6.55  415,899   6.39

MARKET VALUE
US TREASURY                         -                 -                -                  -               -
US AGENCY                           -             7,529             9,360                 -           16,889
STATE AND MUNICIPALS                -                 -             1,254                 -            1,254
COLLATERALIZED MORTGAGE OBLIG       -            14,528           192,325            142,159         349,012
OTHER SECURITIES                21,556                -             1,994              7,592          31,142

TOTAL                           21,556           22,057           204,933            149,751         398,297

HELD TO MATURITY AT SEPTEMBER 30, 1999 (In thousands, except yields, and unaudited)

                                    Within 1     After 1 within 5 After 5 within 10   After 10       Total
BOOK VALUE                        Amount  Yield   Amount  Yield    Amount  Yield    Amount  Yield  Amount  Yield
US TREASURY                       5,047   4.20       -      -         -       -        -      -    5,047   4.20
US AGENCY                             -      -       -      -         -       -        -      -       -       -
STATE AND MUNICIPALS                  -      -    7,171   4.67     4,460    5.48    48,013  4.90  59,644   4.92
COLLATERALIZED MORTGAGE OBLIG     7,270   6.66   37,299   7.01    14,449    6.62     8,194  6.69  67,212   6.85
OTHER SECURITIES                      -      -       -      -         -       -         -      -      -       -

TOTAL                            12,317   3.93   44,470   6.63    18,909    6.35    56,207  5.16 131,903   5.72

MARKET VALUE
US TREASURY                        4,998              -                -                 -         4,998
US AGENCY                              -              -                -                 -             -
STATE AND MUNICIPALS                   -          7,189            4,440            45,265        56,894
COLLATERALIZED MORTGAGE OBLIG      7,297         37,076           13,931             8,023        66,327
OTHER SECURITIES                       -              -                -                 -             -

TOTAL                             12,295         44,265           18,371            53,288       128,219


6.  LOANS AND LOANS HELD FOR SALE

The loan portfolio of the Bank consisted of the following:


                            September 30,       At December 31
                                1999          1998        1997
                            (unaudited)       (In thousands)
Commercial                     $53,369     $ 53,563    $ 39,003
Commercial loans secured by
  real estate                  187,189      167,091     171,377
Real estate-mortgage           198,338      213,067     225,008
Consumer                        30,211       34,565      31,396
Loans                          469,107      468,286     466,784
Less:  Unearned income             (68)         (92)       (169)
Loans, net of unearned income $469,039     $468,194    $466,615

     Real estate construction loans were not material at these presented dates and comprised 3.0%, 4.2% and 2.1% of total loans net of unearned income at September 30, 1999, December 31, 1998 and 1997, respectively. The Bank has no direct credit exposure to foreign countries. Most of the Bank's loan activity is with customers located in the southwestern Pennsylvania geographic area. As of December 31, 1998, loans to customers engaged in similar activities and having similar economic characteristics, as defined by standard industrial classifications, did not exceed 10% of total loans. In the ordinary course of business, the subsidiaries have transactions, including loans, with their officers, directors, and their affiliated companies. These transactions were on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties and do not involve more than the normal credit risk. These loans totaled $512,000 and $617,000 at December 31, 1998 and 1997, respectively. An analysis of these related party loans follows:

                                          Year ended December 31
                                             1998        1997
                                              (In thousands)
Balance beginning of period                  $617        $740
New loans                                     209         503
Payments                                      314         626
Balance end of period                        $512        $617

7. ALLOWANCE FOR LOAN LOSSES

An analysis of the changes in the allowance for loan losses follows:

                           Nine Months
                             Ended
                          September 30,  Year ended December 31,
                              1999        1998    1997    1996
                                              (In thousands)
Balance, beginning of period $6,104     $6,006   $6,025   $6,834
Provision for loan losses       225        300      113       90
Recoveries on loans
 Previously charged-off         237        224      306      200
Loans charged-off               966        426      438    1,099
Balance, end of period       $5,600     $6,104   $6,006   $6,025

8. NON-PERFORMING ASSETS

     Non-performing assets are comprised of (i) loans which are on a non-accrual basis, (ii) loans which are contractually past due 90 days or more as to interest or principal payments some of which are insured for credit loss, and (iii) other real estate owned (real estate acquired through foreclosure and in-substance foreclosures).

The following table presents information concerning non-performing assets:


                        September 30,                At December 31,_______
                             1999       1998    1997    1996     1995   1994
                         (unaudited)      (In thousands, except percentages)

Non-accrual loans           $8,173    $2,553  $2,871   $3,579  $4,568  $2,987
Loans past due 90 days
  or more                      387        37     956    1,252     433     604
Other real estate owned        422       526     681      222     612     902
Total non-performing assets $8,982    $3,116  $4,508   $5,053  $5,613  $4,493
Total non-performing assets
  as a percent of loans and
  loans held for sale, net
  of unearned income, and
  other real estate owned     1.91%     0.66%   0.96%    1.17%   1.52%   1.05%



     The Bank is unaware of any additional loans which are required to either be charged-off or added to the non-performing asset totals disclosed above. Other real estate owned is recorded at the lower of 1) fair value minus estimated costs to sell, or 2) carrying cost.

     For impaired loans, the measurement of impairment may be based upon: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the observable market price of the impaired loan; or 3) the fair value of the collateral of a collateral dependent loan.

     The Bank had loans totaling $842,000 and $362,000 being specifically identified as impaired at December 31, 1998 and 1997, respectively. The average outstanding balance for loans being specifically identified as impaired was $560,000 for 1998 and $296,000 for 1997. All of the impaired loans are collateral dependent, therefore the fair value of the collateral of the impaired loans is evaluated in measuring the impairment. There was no interest income recognized on impaired loans during 1998 or 1997.

     The following table sets forth, for the periods indicated,
(i) the gross interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period, (ii) the amount of interest income actually recorded on such loans, and
(iii) the net reduction in interest income attributable to such loans.

                       Nine Months
                               Ended
                             September 30         Year ended December 31,
                            1999    1998   1998    1997    1996   1995   1994
                            (unaudited)             (In thousands)
Interest income due in
  accordance with original
  terms                     $168    $33    $42    $ 71    $101   $ 87    $261
  Interest income recorded    (7)    (5)    (6)    (40)     (3)   (30)   (62)
Net reduction in
  interest income           $161    $28    $36    $ 31    $ 98   $ 57   $199
                            ====    ===    ===    ====    ====   ====    ====

9. PREMISES AND EQUIPMENT

An analysis of premises and equipment follows:

                                                At December 31,
                                                 1998      1997
                                                 (In thousands)
Land                                           $   417   $   417
Premises                                         5,461     4,991
Furniture and equipment                          6,921     6,103
Leasehold improvements                           2,055     2,027
Total at cost                                   14,854    13,538
Less:  Accumulated Depreciation                 10,365     9,022
Net book value                                   4,489     4,516

10.  FEDERAL FUNDS PURCHASED, SECURITIES SOLD UNDER AGREEMENTS
     TO REPURCHASE, AND OTHER SHORT-TERM BORROWINGS

     The outstanding balances and related information for federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings are summarized as follows:

                                   At December 31, 1998
                                        Securities
                           Federal      Sold Under       Other
                            Funds     Agreements to   Short-term
                          Purchased     Repurchase    Borrowings
                               (In thousands, except rates)
Balance                    $17,355     $   950         $ 23,500
Maximum indebtedness at
  any month end             22,500       1,406          115,000
Average balance during
  year                      17,151         934           32,389
Average rate paid for
  the year                    5.55%       4.13%            5.38%
Average rate on period
  end balance                 5.58%       5.16%            4.31%


                                   At December 31, 1997
                                        Securities
                           Federal      Sold Under       Other
                            Funds     Agreements to   Short-term
                          Purchased     Repurchase    Borrowings
                               (In thousands, except rates)
Balance                    $19,100     $   836         $ 29,000
Maximum indebtedness at
  any month end             22,845       1,272           48,000
Average balance during
  year                      12,430       1,071           26,785
Average rate paid for
  the year                    5.63%       4.14%            5.52%
Average rate on period
  end balance                 6.43%       5.54%            5.35%

     Average amounts outstanding during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances. Collateral related to securities sold under agreements to repurchase are maintained within the Bank's investment portfolio.

11.  DEPOSITS

     The following table sets forth the balance of the Bank's
deposits:
                               At
                          September 30,       At December 31,__
                              1999        1998     1997    1996
                           (unaudited)       (In thousands)
Demand:
  Non-interest bearing       $86,066    $84,969  $71,338  $72,689
  Interest bearing            40,655     45,602   42,203   42,688
Savings                       67,239     64,649   65,356   75,676
Money market                  53,426     53,443   46,592   50,358
Certificates of deposit
  in denominations of
  $100,000 or more            23,214     16,647   23,974   23,757
Other time                   278,256    295,140  276,347  264,169
Total deposits              $548,856    560,450 $525,810 $529,337

Interest expense on deposits consisted of the following:
                              At
                          September 30,      At December 31,
                              1999       1998     1997    1996
                           (unaudited)       (In thousands)
Interest bearing demand       $323     $  418  $   413  $   438
Savings                        891      1,042    1,218    1,373
Money market                 1,306      1,449    1,284    1,419
Certificates of deposit in
  denominations of $100,000
  or more                      741      1,194    1,505    1,487
Other time                  11,133     15,611   15,481   14,799
Total interest expense     $14,394    $19,714  $19,901  $19,516

The following table sets forth the balance at December 31, 1998 of other time deposits maturing in the periods presented:

     Year
(In thousands)
1999                      $220,344
2000                        28,393
2001                        21,317
2002                         9,639
2003 and after              15,447

12.  FEDERAL HOME LOAN BANK Borrowings and long-term debt
     Federal Home Loan Bank Borrowings:

Federal Home Loan Bank borrowings consist of the following:

At September 30, 1999 (unaudited):
                                                        Weighted
                                                         Average
Type                          Maturing         Amount     Rate
                                         (In thousands,
                                          except percentages)
Open Repo Plus                Overnight       $58,950     5.54%

Advances and wholesale        1999            130,000     5.38
  Repurchase agreements       2000             90,000     4.84
                              2001              8,876     8.46
                              2002             71,000     5.79
                              2003 and after   60,000     5.24


Total Advances and
 Wholesale repurchase
 Agreements                                   359,876     5.38

Total FHLB Borrowings                        $418,826     5.40%

All of the above borrowings bear a fixed rate of interest, with the only exceptions being the Open Repo Plus advances whose rate can change daily.





At December 31, 1998:
                                                      Weighted
   Type                    Maturing       Amount    Average Rate
                              (In thousands, except percentages)

Flexline                   Overnight     $ 23,500       4.96%

Advances and                 1999          90,010       5.33
  Wholesale Repurchase       2000               5       6.15
  Agreements                 2001           8,876       8.46
                             2002          71,000       5.79
                         2003 and after   140,000       4.99
Total Advances and
  Wholesale Repurchase
  Agreements                              309,891       5.37
Total FHLB Borrowings                    $333,391       5.34%

At December 31, 1997:
                                                      Weighted
   Type                    Maturing      Amount     Average Rate
                            (In thousands, except percentages)

Flexline                   Overnight    $    -           - %

Advances and                 1998        307,046       5.52
   Wholesale Repurchase      1999         15,023       5.90
   Agreements                2000            -           -
                             2001          8,876       8.46
                         2002 and after    6,000       7.25
Total Advances and
  wholesale Repurchase
  Agreements                             336,945       5.65
Total FHLB Borrowings                   $336,945       5.65%

     Total Federal Home Loan Bank borrowings consist of $309,891,000 and $221,945,000 of term advances and $23,500,000 and $115,000,000 of repo plus advances with maturities of less than 90 days for 1998 and 1997, respectively. All Federal Home Loan Bank stock, along with an interest in unspecified mortgage loans and mortgage-backed securities, with an aggregate statutory value equal to the amount of the advances, have been pledged as collateral to the Federal Home Loan Bank of Pittsburgh.

Long-Term Debt:

     The Bank's long-term debt consisted of the following:

                                             At December 31,
                                              1998        1997
                                         (In thousands)
Collateralized mortgage obligation           $2,511      $3,779
Other                                            65         184
Total long-term debt                         $2,576      $3,963

The collateralized mortgage obligation was issued through Community First Capital Corporation ("CFCC"), a wholly-owned, single-purpose finance subsidiary of the Bank. In 1988, the Bank transferred Federal Home Loan Mortgage Corporation ("FHLMC") securities with a book value of approximately $31,500,000 to CFCC which then collateralized the issuance of bonds with a par value of $27,787,000. Scheduled maturities of long-term debt for the years subsequent to December 31, 1998, are $65,000 in 1999; $0 in 2000; $0 in 2001; $0 in 2002; and
$2.5 million in 2003 and thereafter.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS #107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the estimated fair value of its financial instrument assets and liabilities. For the Bank, as for most financial institutions, approximately 95.0% of its assets and liabilities are considered financial instruments. Many of the Bank's financial instruments, however, lack an available trading market characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purpose of this disclosure.

     Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments. Management believes that cash, cash equivalents, and loans and deposits with floating interest rates have estimated fair values which approximate the recorded book balances. The estimation methodologies used, the estimated fair values, and recorded book balances at December 31, 1998 were as follows:

     Financial instruments actively traded in a secondary market have been valued using quoted available market prices.

                                         1998
                                 Estimated   Recorded
                                  Fair       Book
                                   Value      Balance
                                    (In thousands)
Investment
  securities                     $478,987   $477,657

     Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities.

                                          1998
                                  Estimated   Recorded
                                    Fair       Book
                                   Value      Balance
                                     (In thousands)
Deposits with
  stated maturities               $314,111   $311,787
Short-term borrowings              191,743    191,815
All other borrowings               162,100    162,457

     Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance.

                                          1998
                                  Estimated   Recorded
                                     Fair       Book
                                    Value      Balance
                                     (In thousands)
Deposits with no
  stated maturities                $233,506   $248,663

      The net loan portfolio has been valued using a present value discounted cash flow. The discount rate used in these calculations is based upon the treasury yield curve adjusted for non-interest operating costs, credit loss, and assumed prepayment risk.

                                          1998
                                   Estimated   Recorded
                                    Fair       Book
                                    Value      Balance
                                       (In thousands)
Net loans (including
  loans held for
  sale)                           $460,434   $460,217

Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values. The Bank's remaining assets and liabilities which are not considered financial instruments have not been valued differently than has been customary with historical cost accounting. No disclosure of the relationship value of the Bank's deposits is required by SFAS #107, however, management believes the relationship value of these core deposits is significant. Based upon the Bank's most recent acquisitions and other limited secondary market transactions involving similar deposits, management estimates the relationship value of these funding liabilities to range between $27 million to $55 million less than their estimated fair value shown at December 31, 1998. The estimated fair value of off-balance sheet financial instruments, used for hedging purposes, is estimated by obtaining quotes from brokers. These values represent the estimated amount the Bank would receive or pay, to terminate the agreements, considering current interest rates, as well as, the creditworthiness of the counterparties. At December 31, 1998, the notional value of the Bank's off-balance sheet financial instruments (interest rate swaps) totaled $25 million with an estimated fair value of approximately ($205,000). There is no material difference between the notional amount and the estimated fair value of the remaining off-balance sheet items which total $82.9 million and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

     Management believes that reasonable comparability of these disclosed fair values between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

14. INCOME TAXES

     The provision for federal income taxes is summarized below:

                                    Year ended December 31,
                               1998          1997          1996
                                         (In thousands)
Current                      $ 4,983       $ 4,579       $ 2,655
Deferred                        (221)          (57)         (132)
Income tax provision         $ 4,762       $ 4,522       $ 2,523

     The reconciliation between the federal statutory tax rate and the Bank's effective income tax rate is as follows:

                                                Year ended December 31,
                                   1998                  1997                  1996
                             Amount      Rate      Amount      Rate      Amount      Rate
                                           (In thousands, except percentages)
Tax expense based on
  federal statutory rate    $ 5,519     35.0%     $ 5,125     35.0%     $ 3,250     35.0%
Tax exempt income            (1,043)    (6.6)        (948)    (6.5)        (693)    (7.5)
Other                           286      1.8          345      2.4          (34)    (0.3)
Total provision for
  income taxes              $ 4,762     30.2%     $ 4,522     30.9%     $ 2,523     27.2%

    Deferred income taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The following table presents the impact on income tax expense of the principal timing differences and the tax effect of each:

                                      Year ended December 31,
                                    1998       1997       1996
                                          (In thousands)
Provision for possible
  loan losses                      $ (34)   $(1,192)    $ 199
Accretion of discounts
  on securities, net                  77        373       (11)
Investment write-downs              (265)       648      (315)
Deferred loan fees                    52       (175)       23
Other, net                           (50)       289       (28)
Total                              $(220)   $   (57)    $(132)

     At December 31, 1998 and 1997, deferred taxes are included in the accompanying consolidated balance sheet. The following table highlights the major components comprising the deferred tax assets and liabilities for each of the periods presented:

                                              At December 31,
                                              1998      1997
                                              (In thousands)
Deferred Assets:
  Provision for loan losses                $ 2,137   $ 2,102
  Accumulated depreciation                      25        25
  Deferred loan fees                           260       313
  Other                                         44        44
    Total assets                             2,466     2,484
Deferred Liabilities:
  Investment security write-ups
    due to SFAS #115                          (509)     (774)
  Accretion of discount                     (1,164)   (1,087)
  Other                                       (418)     (468)
    Total liabilities                       (2,091)   (2,329)
Valuation allowance                              -         -
Net deferred liability                      $  375    $  155

15. PENSION AND 401(k) PLANS

     The Bank has a trusted, noncontributory defined benefit pension plan covering all employees who work at least 1,000 hours per year and who have not yet reached age 60 at their employment date. The benefits of the plan are based upon the employee's years of service and average annual earnings for the highest five consecutive calendar years during the final ten year period of employment. The Bank's funding policy has been to contribute annually an amount within the statutory range of allowable minimum and maximum actuarially determined tax-deductible contributions. Plan assets are primarily debt securities (including U.S. Agency and Treasury securities, corporate notes and bonds), listed common stocks (including shares of the common stock of USBANCORP), mutual funds, and short-term cash equivalent instruments.

Pension Benefits:

                                               At December 31,
                                                1998     1997
                                                (In thousands,
                                             except percentages)
Change in benefit obligation:
Benefit obligation at Beginning of year         5,689    4,998
Service cost                                      598      548
Interest cost                                     405      360
Deferred asset gain                               421      257
Benefits paid                                    (600)    (444)
Expenses paid                                     (37)     (30)
Benefit obligation at end of year               6,476    5,689

Change in plan assets:
Fair value of plan assets at beginning of year  4,919    4,157
Actual return on plan assets                      454      757
Employer contributions                            890      479
Benefits paid                                    (600)    (444)
Expenses paid                                     (37)     (30)
Fair value of plan assets at end of year        5,626    4,919

Funded status of the plan (underfunded)          (850)    (770)
Unrecognized transition asset                      12       15
Unrecognized prior service cost                   560      617
Unrecognized actuarial loss (gain)                499      121
Accrued benefit cost                              221      (17)

Components of net periodic benefit cost:
Service cost                                      598      548
Interest cost                                     405      360
Expected return on
  plan assets                                    (411)    (343)
Amortization of prior
  year service cost                                 3        3
Amortization of
  transition asset                                 57       57
Net periodic benefit
  cost                                            652      625

Weighted-average assumptions:
Discount rate                                    6.75%    7.00%
Expected return on
  plan assets                                    8.00%    8.00%
Rate of compensation
  increase                                       3.50%    3.50%

     Three Rivers Bank also has a trusteed 401(k) plan with contributions made by Three Rivers Bank matching those by eligible employees up to a maximum of 50% of the first 6% of their annual salary. All employees of Three Rivers Bank who work over 1,000 hours per year are eligible to participate in the plan on January 1 following six months of service. Three Rivers Bank's contribution to this 410(k) plan was $143,000 in 1998 and $115,000 in 1997.

     Except for the above pension benefits, the Bank has no significant additional exposure for any other post-retirement benefits.

16. LEASE COMMITMENTS

     The Bank's obligation for future minimum lease payments on operating leases at September 30, 1999 (unaudited) is as follows:

Year Future Minimum Lease Payments

                        (In thousands)
         2000                                   $633
         2001                                    601
         2002                                    601
         2003                                    511
         2004 and thereafter (in total)          786

     In addition to the amounts set forth above, certain of the leases require payments by the Bank for taxes, insurance, and maintenance. Rent expense included in total non-interest expense amounted to $452,000, $425,000 and $423,000, in 1998,
1997, and 1996, respectively.

17. COMMITMENTS AND CONTINGENT LIABILITIES

     The Bank incurs off-balance sheet risks in the normal course of business in order to meet the financing needs of their customers. These risks derive from commitments to extend credit and standby letters of credit. Such commitments and standby letters of credit involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements.

     Commitments to extend credit are obligations to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The Bank evaluates each customer's creditworthiness on a case-by-case basis. Collateral which secures these types of commitments is the same as for other types of secured lending such as accounts receivable, inventory, and fixed assets.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including normal business activities, bond financings, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Letters of credit are issued both on an unsecured and secured basis. Collateral securing these types of transactions is similar to collateral securing the Bank's commercial loans.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments to extend credit and standby letters of credit is represented by their contractual amounts. The Bank uses the same credit and collateral policies in making commitments and conditional obligations as for all other lending. The Bank had outstanding various commitments to extend credit approximating $82.9 million and standby letters of credit of $5.2 million as of December 31, 1998.

     Additionally, the Bank is also subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, neither the resolution of these claims nor the funding of these credit commitments will have a material adverse effect on the Bank's financial position or results of operation.

18. OFF-BALANCE SHEET HEDGE INSTRUMENTS

     The Bank uses various interest rate contracts, such as interest rate swaps, caps and floors, to help manage interest rate and market valuation risk exposure, which is incurred in normal recurrent banking activities. A summary of the Bank's off-balance sheet derivative transactions are as follows:

Borrowed Funds Hedges:

     The Bank had entered into several interest rate swaps to hedge short-term borrowings used to leverage the balance sheet. Specifically, FHLB advances which reprice between 30 days and one year are being used to fund fixed-rate agency mortgage-backed securities with durations ranging from two to three years. Under these swap agreements, the Bank pays a fixed-rate of interest and receives a floating-rate which resets either monthly, quarterly, or annually. The following table summarizes the interest rate swap transactions which impacted the Bank's performance for the nine months ended September 30, 1999 (unaudited):

                                     Fixed   Floating                 Impact
 Notional     Start    Termination    Rate     Rate     Repricing   On Interest
  Amount       Date        Date       Paid   Received   Frequency     Expense
25,000,000   9-25-97     9-25-99     5.80%     4.85%     Expired      177,417
40,000,000   5-01-99     4-30-00     5.00%     5.25%     Monthly        9,134
65,000,000                                                            186,551


     The impact on interest expense was $113,000 and $20,000 for the years ended December 31, 1998 and 1997, respectively.

     The Bank believes that its exposure to credit loss in the event of non-performance by any of the counterparties (which include Mellon Bank and First Union) in the interest rate swap agreements is remote.

     The Bank monitors and controls all off-balance sheet derivative products with a comprehensive Board of Director approved hedging policy. This policy permits a total maximum notional amount outstanding of $300 million for interest rate swaps, and interest rate caps/floors. The Bank had no interest rate caps or floors outstanding at any time during the years ended December 31, 1998, or December 31, 1997.

19.  CAPITAL

     The Bank is subject to various capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes that as of December 31, 1998, the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 1998 and 1997, the FDIC categorized the Bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's classification category.

     The following table sets forth the Bank's actual capital ratios at the dates indicated, and the minimum ratios required by bank regulators in order for the Bank to be adequately capitalized and well capitalized. The assets and capital measured for purposes of this table do not include the assets and capital of the Bank's discontinued mortgage banking operations.

                                                      September 30, 1999_________________
                                                           (unaudited)
                                                                             To Be Well
                                                                          Capitalized Under
                                                         For Capital      Prompt Corrective
                                        Actual        Adequacy Purposes   Action Provisions
                                    Amount    Ratio     Amount   Ratio     Amount    Ratio
                                                (in thousands, except ratios)
Total Capital (to Risk
  Weighted Assets)                 $64,253   12.63%    $40,709   8.00%   $50,886   10.00%

Tier 1 Capital (to Risk
  Weighted Assets)                  58,653   11.53      20,354   4.00     30,532    6.00

Tier 1 Capital (to Average
  Assets)                           58,653    5.60      41,998   4.00     52,498    5.00


                                                      December 31, 1998
                                                                             To Be Well
                                                                          Capitalized Under
                                                         For Capital      Prompt Corrective
                                        Actual        Adequacy Purposes   Action Provisions
                                    Amount    Ratio     Amount   Ratio     Amount    Ratio
                                              (in thousands, except ratios)
Total Capital (to Risk
  Weighted Assets)                 $64,193   13.32%    $43,375   8.00%    $54,218   10.00%

Tier 1 Capital (to Risk
  Weighted Assets)                  58,169   12.07      21,687   4.00      32,531    6.00

Tier 1 Capital (to Average
  Assets)                           58,169    6.02      38,749   4.00      48,437    5.00

                                                      December 31, 1997
                                                                             To Be Well
                                                                          Capitalized Under
                                                         For Capital      Prompt Corrective
                                        Actual        Adequacy Purposes   Action Provisions
                                    Amount    Ratio     Amount   Ratio     Amount    Ratio
                                              (in thousands, except ratios)
Total Capital (to Risk
  Weighted Assets)                 $56,111   12.08%    $37,172   8.00%    $46,465   10.00%

Tier 1 Capital (to Risk
  Weighted Assets)                  50,303   10.83      18,586   4.00      27,879    6.00

Tier 1 Capital (to Average
  Assets)                           50,303    5.47      36,807   4.00      46,008    5.00


21. 1999 BRANCH ACQUISITION (UNAUDITED)

     On February 12, 1999, the Bank acquired the Kiski Valley Office of First Western Bancorp, Inc. ("First Western") located in Westmoreland County in exchange for cash and Three Rivers Bank's Moon Township Office which is located in Allegheny County. On a net basis, the Bank acquired $13.5 million in deposits, $1.2 million in consumer loans and the related fixed assets, leases, safe deposit box business and other agreements at the Kiski Valley branch office. The Bank paid a core deposit premium of approximately ten percent for the acquired deposits and purchased the consumer loans and fixed assets at book value.

22. SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA OF THREE
RIVERS BANK

     The following table sets forth certain unaudited quarterly consolidated financial data regarding Three Rivers Bank.

1998 Quarter Ended       Dec. 31   Sept. 30   June 30   March 31
                                    (In thousands)
Interest income          $16,858    $17,148   $16,633    $17,287
Non-interest income        1,837      1,842     1,787      1,452
Total operating income    18,695     18,990    18,420     18,739
Interest expense           9,655      9,717     9,210      9,873
Provision for loan
  losses                      75         75        75         75
Non-interest expense       5,085      5,100     5,102      5,033
Income before income
  taxes                    3,880      4,098     4,033      3,758
  Provision for income
    taxes                  1,171      1,234     1,218      1,139
Income from continuing
    operations           $ 2,709    $ 2,864   $ 2,815    $ 2,619


1997 Quarter Ended       Dec. 31   Sept. 30   June 30   March 31
                                     (In thousands)
Interest income          $16,948    $16,574   $16,274    $15,307
Non-interest income        1,401      1,295     1,334      1,252
Total operating income    18,349     17,869    17,608     16,559
Interest expense           9,673      9,236     8,942      8,181
Provision for loan
  losses                      45         23        23         22
Non-interest expense       4,886      4,888     4,992      4,832
Income before income
  taxes                    3,745      3,722     3,651      3,524
  Provision for income
    taxes                  1,161      1,154     1,145      1,062
Income from continuing
    operations           $ 2,584    $ 2,568   $ 2,506    $ 2,462


23. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements of Three Rivers Bancorp and the notes thereto contained in this information statement. The pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to reflect the results of operations or financial position of Three Rivers Bancorp or the results of operations or financial position that would have occurred had Three Rivers Bancorp been operated as a separate, independent company. The pro forma adjustments to the accompanying historical consolidated statements of income and consolidated balance sheets are set forth below.

     Pro forma Condensed Consolidated Statements of Income
               (In thousands, except per share data)
                             Unaudited

                                                            Three Rivers Bancorp
                                               Historical                        Pro Forma
                                           Nine Months Ended                  Nine Months Ended
                                           September 30, 1999    Adjustments  September 30, 1999
Total Interest Income                           $52,365                            $52,365
Total Interest Expense                           30,132                             30,132
Net Interest Income                              22,233                             22,233
Provision for loan losses                           225                                225
Net Interest Income After
  Provision for Loan Losses                      22,008                             22,008
Total Non-Interest Income                         4,341                              4,341
Total Non-Interest Expense                       15,700             430   A         16,130
Income Before Income Taxes                       10,649            (430)            10,219
Provision for income taxes                        3,168            (128)  B          3,040
Net Income                                       $7,481           ($302)            $7,179

Basic and diluted earnings per share                 NR          ($0.05)             $1.08
Average shares outstanding                           NR           6,652  C           6,652

                                                 Historical                         Pro forma
                                            For the year ended                 For the year ended
                                             December 31, 1998   Adjustments    December 31, 1998
Total Interest Income                           $67,926                            $67,926
Total Interest Expense                           38,455                             38,455
Net Interest Income                              29,471                             29,471
Provision for loan losses                           300                                300
Net Interest Income After
   Provision for Loan Losses                     29,171                             29,171
Total Non-Interest Income                         6,918                              6,918
Total Non-Interest Expense                       20,320              573  A         20,893
Income Before Income Taxes                       15,769             (573)           15,196
Provision for income taxes                        4,762             (173)  B         4,589
Net Income                                      $11,007            ($400)          $10,607

Basic and diluted earnings per share                 NR           ($0.06)            $1.59
Average shares outstanding                           NR            6,652  C          6,652

            Pro forma Condensed Consolidated Balance Sheet
                          (In thousands)
                             Unaudited

                                                         Three Rivers Bancorp
                                              Historical                          Pro Forma
                                            Nine Months Ended                   Nine Months Ended
                                           September 30, 1999    Adjustments   September 30, 1999
ASSETS
Cash and due from banks                          $20,292          ($302)  A         $19,990
Investment securities                            530,200                            530,200
Loans                                            463,439                            463,439
Other assets                                      36,601                             36,601
Total Assets                                  $1,050,532          ($302)         $1,050,230

LIABILITIES
Deposits                                        $548,856                           $548,856
Total borrowed funds                             441,445                            441,445
Other liabilities                                  9,932                              9,932
Total Liabilities                              1,000,233                          1,000,233
Total stockholders equity                         50,299           (302)  A          49,997
Total Liabilities and
   Stockholders Equity                        $1,050,532          ($302)         $1,050,230

                                                         Three Rivers Bancorp
                                             Historical                              Pro forma
                                            For the year ended                  For the year ended
                                            December 31, 1998     Adjustments    December 31, 1998
ASSETS
Cash and due from banks                          $18,616           ($400) A         $18,216
Investment securities                            477,657                            477,657
Loans                                            462,090                            462,090
Other assets                                      27,223                             27,223
Total Assets                                    $985,586           ($400)          $985,186

LIABILITIES
Deposits                                        $560,450                           $560,450
Total borrowed funds                             354,272                            354,272
Other liabilities                                  9,833                              9,833
Total Liabilities                                924,555                            924,555
Total stockholders equity                         61,031            (400) A          60,631
Total Liabilities and
   Stockholders Equity                          $985,586           ($400)          $985,186

Notes to unaudited pro forma condensed consolidated financial statements:

     (A) To record the additional incremental expenses Three Rivers Bancorp expects to incur as a separate publicly traded company. Examples of such expenses include: legal fees, investor relations costs, audit fees, shareholder services costs, personnel costs, directors fees and other.

     (B) To record the income tax impact of the above costs at the Company's historical effective tax rate.

     (C) Average shares presented assume a distribution of one share of Three Rivers Bancorp common stock for every two shares of USBANCORP common stock outstanding as of September 30, 1999.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Three Rivers
Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of Three Rivers Bancorp, Inc. (a Pennsylvania corporation) and subsidiaries as of December 31, 1998 and 1997, and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Three Rivers Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/Arthur Andersen LLP

Pittsburgh, Pennsylvania
January 7, 2000




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